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Registration Statement No. 333-[    ]

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TOP TANKERS INC.
(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands (State or other jurisdiction of incorporation or organization)	4412 (Primary Standard Industrial Classification Code Number)	N/A (I.R.S. Employer Identification No.)
109-111 Messogion Avenue Politia Centre, Athens 115 26 GR (011) (30) 210 69 78 000 (Address and telephone number of Registrant's principal executive offices)		Seward & Kissel LLP Attention: Gary J. Wolfe, Esq. One Battery Park Plaza New York, New York 10004 (212) 574-1200 (Name, address and telephone number of agent for service)

Copies to:

Gary J. Wolfe, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200 (telephone number) (212) 480-8421 (facsimile number)	Stephen P. Farrell, Esq. Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178 (212) 309-6000 (telephone number) (212) 309-6001 (facsimile number)

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Security(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, par value $.01	1,470,588	$17.00	$24,999,996.00	$3,167.50

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion Dated October 18, 2004

1,278,773 Shares Common Stock

We are offering 1,278,773 shares of our common stock. The underwriters have an option to purchase up to an additional 191,815 shares of common stock from us to cover over-allotments.

Our common stock is listed on the Nasdaq National Market under the symbol "TOPT." The last reported sale price on the Nasdaq National Market on October 14, 2004 was $17.00 per share.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to us (before expenses)	$	$

The underwriters expect to deliver the shares to purchasers on or about                  , 2004.

Cantor Fitzgerald & Co.

             DZ Financial Markets LLC

                           Hibernia Southcoast Capital, Inc.

The date of this prospectus is                  , 2004

TABLE OF CONTENTS

ENFORCEABILITY OF CIVIL LIABILITIES	ii
THE INTERNATIONAL TANKER MARKET	ii
PROSPECTUS SUMMARY	1
RISK FACTORS	9
FORWARD LOOKING STATEMENTS	18
USE OF PROCEEDS	19
DIVIDEND POLICY	19
CAPITALIZATION	19
DILUTION	20
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA	21
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	24
THE INTERNATIONAL TANKER INDUSTRY	39
BUSINESS	42
MANAGEMENT	54
PRINCIPAL SHAREHOLDERS	57
RELATED PARTY TRANSACTIONS	57
REGISTRAR AND TRANSFER AGENT	57
SHARES ELIGIBLE FOR FUTURE SALE	57
DESCRIPTION OF CAPITAL STOCK	59
CERTAIN MARSHALL ISLANDS COMPANY CONSIDERATIONS	61
TAX CONSIDERATIONS	64
OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION	72
UNDERWRITING	73
LEGAL MATTERS	76
EXPERTS	76
WHERE YOU CAN FIND ADDITIONAL INFORMATION	76
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1

        We have not authorized anyone to give any information or to make any representations other than those contained in the prospectus. Do not rely upon any information or representations made outside of this prospectus. This prospectus is not an offer to sell, and it is not soliciting an offer to buy (1) any securities other than shares of our common stock or (2) shares of our common stock in any circumstances in which our offer or solicitation is unlawful. The information contained in this prospectus may change after the date of this prospectus. Do not assume after the date of this prospectus that the information contained in this prospectus is still correct.

i

ENFORCEABILITY OF CIVIL LIABILITIES

        TOP Tankers Inc. is a Marshall Islands company and our executive offices are located outside of the U.S. in Athens, Greece. A majority of our directors, officers and the experts named in the prospectus reside outside the U.S. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the U.S. As a result, you may have difficulty serving legal process within the U.S. upon us or any of these persons. You may also have difficulty enforcing, both in and outside the U.S., judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

        Furthermore, there is substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

THE INTERNATIONAL TANKER MARKET

        Clarksons Research Studies, or CRS, a division of H. Clarkson & Co., Ltd., has provided us with industry statistical data that we use in the discussion of the tanker industry contained in the sections of this prospectus entitled "The International Tanker Industry" and "Business." We believe that the information and data supplied by CRS is accurate in all material respects and we have relied upon them for purposes of this prospectus. CRS has advised us that the statistical information contained herein is drawn from the CRS database and other sources. CRS has advised that

  •
  some information in CRS's database is derived from estimates or subjective judgments;

  •
  the information in the databases of other maritime data collection agencies may differ from the information in CRS's database; and

  •
  while CRS has taken reasonable care in the compilation of the statistical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures and may accordingly contain errors.

ii

PROSPECTUS SUMMARY

        This section summarizes some of the information and financial statements that appear later in this prospectus. As an investor or prospective investor, you should review carefully the risk factors and the more detailed information and financial statements that appear later.

        We use the term deadweight, or dwt, in describing the size of tanker vessels. Dwt, expressed in metric tons each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a tanker can carry.

Our Company

General

        We currently own and operate a fleet of 16 tankers, consisting of 10 double-hull Handymax tankers, 8 of which we have acquired since our initial public offering in July 2004, 4 double-hull Suezmax tankers, 2 of which we have acquired since our initial public offering in July 2004 and 2 single-hull Handysize tankers. Since our inception in 2000, we have increased the size and carrying capacity of our fleet from 2 vessels and approximately 60,000 dwt to our fleet of 16 tankers and approximately 1,100,000 dwt. Our Handymax tankers carry refined petroleum products, such as gasoline, jet fuel, kerosene, naphtha and heating oil; our Suezmax tankers carry crude oil and our Handysize tankers carry mainly edible oils and some clean refined petroleum products. 95% of our fleet by dwt is double-hull.

        We intend to use the net proceeds of this offering to acquire additional secondhand tankers and for general corporate purposes. We are currently evaluating tanker acquisition opportunities. We are a Marshall Islands company with our principal executive offices in Athens, Greece.

        On July 23, 2004, our common stock was listed on the Nasdaq National Market, under the symbol "TOPT," in connection with our initial public offering. The net proceeds of our initial public offering, approximately $124 million, were primarily used to finance the acquisition of 10 vessels, comprised of 8 ice-class double-hull Handymax tankers and 2 double-hull Suezmax tankers. The total cost of these acquisitions was approximately $252 million. The 8 Handymax tankers are deployed under time charter contracts and the 2 Suezmax tankers are currently undergoing scheduled drydocking and are expected to be deployed in the spot charter market in the fourth quarter of 2004.

        Our financial strategy is focused on maintaining a targeted level of leverage and distributing a portion of our annual net income as dividends to our shareholders. As of September 30, 2004, we had a ratio of indebtedness to total capital of approximately 57%. Our business strategy is focused on building and maintaining enduring relationships with oil companies, charterers and oil traders and other participants in the international tanker industry, including brokers, suppliers, classification societies, insurers and others. We seek to continue to create long-term value principally by acquiring and operating high quality, double-hull, refined petroleum products and crude oil tankers. Consistent with this strategy, our fleet will enable us to serve customers in both the crude oil and refined petroleum products sectors of the tanker industry. Since our initial public offering we have sold one of our single-hull tankers, the M/T Tireless, and intend to sell our 2 remaining single-hull tankers, the M/T Med Prologue and the M/T Yapi.

        We believe we have established a reputation in the international tanker industry for operating and maintaining our fleet with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets of tankers and other vessels and who have strong ties to a number of national, regional and international oil companies, charterers and oil traders.

        The following table presents our current fleet composition and fleet deployment:

	Country Built	Year Built	Hull Type(1)	Dwt	Current Deployment(2)		Base Daily Rate
Crude Oil Tankers Suezmax
Timeless	Korea	1991	DH	154,970	Spot	(3)
Flawless	Korea	1991	DH	154,970	Spot	(3)
Endless	Brazil	1992	DH	135,915	Spot
Limitless	Brazil	1993	DH	136,055	Spot

	Total Suezmax			581,910
Product Tankers Handymax
Victorious	Korea	1991	DH	47,084	TC		$14,500	(4)
Sovereign	Korea	1992	DH	47,084	TC		$14,500	(4)
Invincible	Korea	1992	DH	47,084	TC		$14,500	(4)
Relentless	Korea	1992	DH	47,084	TC		$14,500	(4)
Vanguard	Korea	1992	DH	47,084	TC		$14,250	(5)
Restless	Korea	1991	DH	47,084	TC		$14,250	(5)
Spotless	Korea	1991	DH	47,094	TC		$14,250	(5)
Doubtless	Korea	1991	DH	47,076	TC		$14,250	(5)
Faithful	Japan	1992	DH	45,720	TC		$14,250	(5)
Fearless	China	1992	DH	44,646	TC		$14,250	(5)

	Total Handymax			467,040
Handysize
Med Prologue	Greece	1985	SH	29,990	Spot
Yapi	Poland	1989	SH	29,998	Spot

	Total Handysize			59,988

	TOTAL FLEET			1,108,938

(1)
DH means double-hull tanker and SH means single-hull tanker.

(2)
Spot means the vessel is or will be deployed in the spot market and TC means the vessel is deployed under a time charter.

(3)
This vessel is currently undergoing scheduled drydocking and is expected to enter the spot market in the fourth quarter of 2004.

(4)
These time charters have a base contract rate of $14,500 per day as well as a profit sharing provision based on the actual rate that the charterer generates with the vessel. Under the profit sharing provision, the Company will receive, on a quarterly basis, the first $500 per day that the charterer generates from the vessel in excess of the base contract price and 50% of the excess thereafter. These time charters expire in August 2006.

(5)
These time charters have a base contract rate of $14,250 per day until December 31, 2005 and $13,250 per day until expiration of the contract in February or March of 2007 as well as a profit sharing provision based on the actual rate that the charterer generates from the vessel. Under the profit sharing provision, the Company will receive, on a quarterly basis, the first $250 per day until December 31, 2005 and $1,250 per day until expiration of the contract that the charterer generates from the vessel in excess of the base contract price and 50% of the excess thereafter.

        Currently, our most significant customers, and the percentage of revenues we derived from them during the first 9 months of 2004, include:

  •
  Vitol S.A. and affiliates, or Vitol, a Netherlands-based international oil trader—30%

  •
  ExxonMobil Corporation, or ExxonMobil—11%

  •
  Glencore International AG and affiliates, or Glencore, a Switzerland-based international oil trader—10%

        TOP Tanker Management, Inc., or TOP Tanker Management, our wholly-owned subsidiary, is responsible for all of the chartering, operational and technical management of our fleet under management agreements with us. TOP Tanker Management has subcontracted the technical management of the 10 tankers acquired in conjunction with our initial public offering to Unicom Management, an unaffiliated ship management company based in Cyprus, and the technical management of the remaining vessels in our fleet to V.Ships Management Limited, an unaffiliated ship management company based in the Isle of Man. TOP Tanker Management may subcontract the technical management of vessels acquired in the future to third-party technical management companies that are unaffiliated with us.

Competitive Strengths

        We believe we possess a number of competitive strengths that provide us with a strong position within the industry:

  •
  Experienced Management Team.    Our founder, President and Chief Executive Officer, Evangelos J. Pistiolis, has assembled a management team of senior executive officers and key employees with extensive experience in the shipping industry. Our management team has significant experience operating large and diversified fleets of tankers and other vessels and has expertise in all aspects of commercial, technical, management and financial areas of our business, promoting a focused marketing effort, tight quality and cost controls, and effective operations and safety monitoring.

  •
  Strong Customer Relationships.    We have strong relationships with our customers and charterers that we believe are the result of the quality of our fleet and our reputation for dependability. Through fixed period time charters and spot charters, we provide services to many national, regional and international oil companies, charterers and oil traders, including Vitol, ExxonMobil, Glencore and Hellenic Petroleum, S.A. We focus on the needs of our customers and acquire tankers and upgrade our fleet based on their requirements and specifications, which we believe enables us to obtain repeat business from our customers.

  •
  High-Quality Double-Hull Tankers.    Our fleet consists of high quality tankers, 95% of which by dwt are double-hull. We intend to acquire only high quality, double-hull tankers and preserve the quality of our vessels by emphasizing ongoing maintenance programs. We believe that this policy enhances the value of our vessels and enables us to operate our vessels efficiently.

  •
  Flexible Geographic and Trade Route Profile.    Our vessels are able to trade worldwide without the size restrictions related to certain trade routes and ports or the regional dependency associated with larger tankers. In addition, our vessels carry a wide range of cargoes, including clean and dirty refined petroleum products, crude oil and edible oils. We transport these cargoes on several geographically diverse routes, thereby reducing our dependency on any one cargo or trade route.

  •
  Highly-Cost Efficient Operations.    We believe we are a cost-efficient and reliable vessel operator because of the strength of our management team and the quality of our vessels. We have contained operating expenses through rigorous regular maintenance programs. Furthermore, our technical and operating expertise enables us to switch efficiently between different cargoes, such as dirty or clean refined petroleum products and edible oils, in a timely manner, thereby reducing ballast time between voyages and providing opportunities to engage in multi-directional chartering.

  •
  Focus on Sister Ships.    Over 85% of our fleet by dwt are sister ships. We have and will continue to seek to acquire sister ships, which provide us with efficiencies in meeting our customers' needs and enhance the revenue generating potential of our fleet by providing operational and scheduling flexibility. The uniform nature of sister ships also provides us with cost efficiencies in maintaining, supplying and crewing them.

Strategy

        We believe we can optimize return on our investments and maximize shareholder value through our strategy.

  •
  Targeted Leverage.    We intend to limit the level of our debt. As of September 30, 2004, we had a ratio of indebtedness to total capital of approximately 57%. This strategy should increase the amount of cash available to fund further growth and the payment of dividends to our shareholders. Moreover, this strategy should allow us to remain competitive in adverse market conditions since less of our revenue will be dedicated to debt service.

  •
  Diversified Fleet Profile.    We intend to maintain a diversified fleet profile, operating tankers in sectors that have historically provided a greater degree of stability, such as the Handymax sector, while at the same time operating vessels in and benefiting from segments with more market fluctuations, such as the Suezmax sector. Furthermore, our fleet of diversified, high quality, double-hull tankers enables us to serve customers in both the crude oil and refined petroleum products sectors of the tanker industry. We also intend to evaluate entering into other sectors of the international shipping markets, including the dry cargo sectors.

  •
  Combined Fleet Deployment.    As we expand our fleet of tankers, we will actively and strategically deploy our fleet between time charters, which can last up to several years, and spot market voyage charters, which generally last from several days to several weeks. Tankers operating in the spot market may generate increased or decreased profit margins during periods of improvement or deterioration in tanker rates, while tankers operating on time charters generally provide more predictable cash flows. Our time charter agreements may include profit sharing components which will give us the benefit of increased earnings in high charter rate environments.

  •
  Targeted Fleet Expansion.    We intend to grow our tanker fleet through timely and selective acquisitions of high quality, double-hull, crude oil and refined petroleum products tankers. Initially we have focused on the acquisition of Handymax product tankers and Suezmax tankers, that were sister ship vessels, in order to gain a worldwide presence in the tanker market due to the ability of these tankers to service virtually all major ports and routes used for global crude oil and refined petroleum products transportation and to benefit from economies of scale. We will continue to focus on Handymax product tankers and Suezmax tanker acquisitions, however, we also intend to evaluate targeted acquisitions of vessels in other sectors of the international shipping markets, including the dry cargo sectors.

  •
  Significant Market Presence.    Our growth strategy of operating a relatively significant fleet in selected markets will provide us with the ability to develop a strong presence in the shipping industry and to build and maintain enduring relationships with charterers. By operating a significant fleet in our selected market segments, we will enhance our attractiveness to charterers by offering a variety of vessels, including sister ships, to meet their diverse scheduling needs and facilitate our ability to deploy our vessels.

Corporate Structure

        We own our vessels through separate wholly-owned subsidiaries incorporated in the Marshall Islands, Liberia and Cyprus. Our wholly-owned subsidiary, TOP Tanker Management, acts as manager for our fleet, providing services such as managing day-to-day vessel operations including supervising the crewing, supplying, maintaining and drydocking of vessels, as well as providing commercial management services regarding identifying suitable vessel charter opportunities and monitoring the performance of our third-party technical management subcontractors.

        TOP Tankers Inc. (formerly Ocean Holdings, Inc.) was incorporated under the laws of the Marshall Islands in 2000. We maintain our principal executive offices at 109-111 Messogion Avenue, Politia Centre, Athens 115 26 Greece. Our telephone number at that address is (011) (30) (210) 69 78 000.

Dividend Policy

        While we cannot assure you that we will continue to do so, and subject to the limitations discussed below, we currently intend to pay regular cash dividends on a quarterly basis, beginning with a dividend of $0.21 per share in January 2005.

        Declaration and payment of any dividend is subject to the discretion of our Board of Directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent.

The Offering

Common stock offered by us	1,278,773 shares(1)
Underwriters' over-allotment option	191,815 shares
Common stock to be outstanding immediately after this offering	19,557,343 shares(2)
Use of proceeds	We expect to use the net proceeds of this offering to acquire additional secondhand tankers and for general corporate purposes. See "Use of Proceeds."
Nasdaq National Market listing	Our common stock is listed on the Nasdaq National Market under the symbol "TOPT."

(1)
These shares include [    ] shares that we have requested the underwriters to offer to Sovereign Holdings Inc., a company wholly-owned by Mr. Evangelos Pistiolis, our President, Chief Executive Officer and a Director and Kingdom Holdings Inc., a company owned by an adult family member of Mr. Pistiolis and to a limited extent by a third party, as part of the offering.

(2)
Does not include any shares we may sell to the underwriters pursuant to their over-allotment option.

Summary Consolidated Financial and Other Data

        The following table sets forth selected consolidated financial data and other operating data of TOP Tankers Inc. The summary financial data in the table for the three years ended December 31, 2003 are derived from the audited consolidated financial statements of TOP Tankers Inc. The financial data for the three-month periods ended March 31, 2003 and 2004 are derived from our unaudited consolidated financial statements. The fleet data do not reflect the Company's acquisition of 10 tankers between August and September 2004. Eight of these 10 tankers are now under time charters and the remaining 2 tankers are currently undergoing scheduled drydocking and are expected to enter the spot market in the fourth quarter of 2004. The fleet data likewise do not reflect the sale of the vessel M/T Tireless in September 2004. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

	Year Ended December 31,			Three Month Period Ended March 31,
	2001	2002	2003	2003	2004
INCOME STATEMENT DATA
(Dollars in thousands, except per share data)
Voyage Revenues	$13,344	$11,426	$23,085	$5,361	$7,728
Voyage Expenses	4,413	3,311	5,937	1,534	1,651
Vessel operating expenses	3,345	4,553	8,420	1,905	2,455
General and administrative expenses	455	816	1,815	387	663
Depreciation and amortization	1,337	2,390	4,203	776	1,378

Total operating expenses(1)	9,550	11,070	20,375	4,602	6,147
Operating income	3,794	356	2,710	759	1,581
Net interest expense	749	987	1,335	213	414
Other income (expense), net	(1,271)	894	364	—	60
Foreign currency gains (losses), net	3	(62)	(105)	(1)	17

Net income	$1,777	$201	$1,634	$545	$1,244

Basic and fully diluted earnings per share(2)	$0.30	$0.03	$0.27	$0.09	$0.21
Weighted average basic and diluted shares outstanding(2)	6,000,000	6,000,000	6,000,000	6,000,000	6,000,000
Dividends per share(2)	$0.08	$0.14	$0.10	$0.01	$0.39
BALANCE SHEET DATA, at end of period
(Dollars in thousands)
Current assets, including cash	2,778	845	4,862		4,351
Total assets	18,709	33,649	55,911		130,296
Current liabilities, including current portion of long-term debt	3,523	4,427	9,066		17,869
Total long-term debt, including current portion	10,050	23,050	34,611		93,490
Shareholders' equity	7,136	8,772	16,319		32,322
OTHER FINANCIAL DATA
(Dollars in thousands)
EBITDA(3)	$3,863	$3,578	$7,172	$1,534	$3,036
FLEET DATA
Total number of vessels at end of period(4)	2.0	3.0	5.0	4.0	7.0
Average number of vessels(5)	2.0	2.9	4.4	3.4	5.2
Total voyage days for fleet(6)	730	961	1,517	302	469
Total time charter days for fleet	—	160	543	90	225
Total spot market days for fleet	730	801	974	212	244
Total calendar days for fleet(7)	730	1,042	1,609	304	473
Fleet utilization(8)	100.0%	92.2%	94.3%	99.3%	99.2%
AVERAGE DAILY RESULTS
Time charter equivalent(9)	$12,234	$8,444	$11,304	$12,672	$12,957
Vessel operating expenses(10)	4,582	4,369	5,233	6,266	5,190
General and administrative expenses(11)	623	783	1,128	1,273	1,402
Total vessel operating expenses(12)	5,205	5,152	6,361	7,539	6,592

(1)
We did not pay any compensation to members of our senior management or our directors in the years ended December 31, 2002 and December 31, 2003.

(2)
After giving effect to a stock dividend effected in May 2004, the selected financial data reflects an increase in the number of outstanding shares of common stock. All share and per share amounts have been restated to reflect the retroactive effect of the stock dividend.

(3)
EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included in this prospectus because it is a basis upon which we assess our liquidity position and because we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.

The following table reconciles net cash from operating activities, as reflected in the consolidated statements of cash flows, to EBITDA:

	Year Ended December 31,			Three Month Period Ended March 31,
	2001	2002	2003	2003	2004
Net Cash from Operating Activities	$5,201	$2,409	$4,930	$464	$817
Net increase (decrease) in current assets	(569)	214	1,768	2,516	1,326
Net (increase) decrease in current liabilities, excluding current portion of long-term debt	(199)	(381)	(3,154)	(1,651)	497
Payments for drydocking costs	—	510	2,414	—	—
Write-off of a related party receivable	(1,288)	—	—	—	—
Net interest expense	749	987	1,335	213	414
Amortization and write-off of deferred financing costs	(31)	(161)	(121)	(8)	(18)

EBITDA	$3,863	$3,578	$7,172	$1,534	$3,036

(4)
The fleet data do not reflect the Company's acquisition of 10 tankers between August and September 2004. Eight of these 10 tankers are now under time charters and the remaining 2 tankers are currently undergoing scheduled drydocking and are expected to enter the spot market in the fourth quarter of 2004. The fleet data likewise do not reflect the sale of the vessel M/T Tireless in September 2004.

(5)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(6)
Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days associated with major repairs, drydocks or special or intermediate surveys.

(7)
Calendar days are the total days the vessels were in our possession for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(8)
Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(9)
Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing net voyage revenue by voyage days for the relevant time period. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. The following table reflects calculation of the TCE (all amounts are expressed in thousands, except for Average Daily Time Charter Equivalent amounts):

	Year Ended December 31,			Three Month Period Ended March 31,
	2001	2002	2003	2003	2004
Voyage revenues	$13,344	$11,426	$23,085	$5,361	$7,728
Less:
Voyage expenses	(4,413)	(3,311)	(5,937)	(1,534)	(1,651)

Time charter equivalent revenue	$8,931	$8,115	$17,148	$3,827	$6,077

Total voyage days	730	961	1,517	302	469
Average Daily Time Charter Equivalent	$12,234	$8,444	$11,304	$12,672	$12,957
(10)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(11)
Daily general and administrative expenses are calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(12)
Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

RISK FACTORS

        You should consider carefully the following factors, as well as the other information set forth in this prospectus, before making an investment in our common stock. Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our stock. Any of the risk factors could significantly and negatively affect our business, financial condition or operating results and the trading price of our stock. You could lose all or part of your investment.

Industry Specific Risk Factors

The cyclical nature of the tanker industry may lead to volatile changes in charter rates and vessel values, which may adversely affect our earnings

        If the tanker market, which has been cyclical, is depressed in the future when our vessels' charters expire or when we want to sell a vessel, our earnings and available cash flow may decrease. Our ability to recharter our vessels on the expiration or termination of their current charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

        The factors affecting the supply and demand for tanker vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for tanker capacity include:

  •
  demand for oil and oil products;

  •
  global and regional economic conditions;

  •
  the distance oil and oil products are to be moved by sea;

  •
  changes in seaborne and other transportation patterns; and

  •
  the supply and demand for oil and oil products.

        The factors that influence the supply of tanker capacity include:

  •
  the number of newbuilding deliveries;

  •
  the scrapping rate of older vessels;

  •
  the number of vessels that are out of service; and

  •
  changes in global oil production.

If we violate environmental laws or regulations, the resulting liability may adversely affect our earnings and financial condition

        Our operations are subject to extensive regulation designed to promote tanker safety, prevent oil spills and generally protect the environment. Local, national and foreign laws, as well as international treaties and conventions, can subject us to material liabilities in the event that there is a release of petroleum or other hazardous substances from our vessels.

        For example, the United States Oil Pollution Act of 1990, or OPA, provides that owners, operators and bareboat charterers are strictly liable for the discharge of oil in U.S. waters, including the 200 nautical mile zone off the U.S. coasts. OPA provides for unlimited liability in some circumstances, such as a vessel operator's gross negligence or willful misconduct. However, in most cases OPA limits liability to the greater of $1,200 per gross ton or $10 million per vessel. OPA also permits states to set their own penalty limits. Most states bordering navigable waterways impose unlimited liability for discharges of oil in their waters.

        The International Maritime Organization, or IMO, has adopted a similar liability scheme that imposes strict liability for oil spills, subject to limits that do not apply if the release is caused by the vessel owner's intentional or reckless conduct.

        U.S. law, the law in many of the nations in which we operate, and international treaties and conventions that impact our operations also establish strict rules governing vessel safety and structure, training, inspections, financial assurance for potential cleanup liability and other matters. These requirements can limit our ability to operate, and substantially increase our operating costs. The U.S. has established strict deadlines for phasing-out single-hull oil tankers, and both the IMO and the European Union have proposed similar phase-out periods. Under OPA, all oil tankers that do not have double hulls will be phased out by 2015 and will not be permitted to come to United States ports or trade in United States waters. Our 2 Handysize tankers, or 5% by dwt of our fleet, will be prohibited from carrying crude oil and oil products in U.S. waters by January 1, 2010.

        In December 2003, the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of single-hull tankers from 2015 to 2010 unless the relevant flag states extend the date to 2015. This proposed amendment will take effect in April 2005 unless objected to by a sufficient number of states. We do not know whether any of our vessels will be subject to this accelerated phase-out. This accelerated phase out, if adopted, could result in our 2 single-hull vessels being unable to carry crude oil and oil products in many markets after 2010. Moreover, the IMO or other regulatory bodies may adopt further regulations in the future that could adversely affect the useful lives of our tankers as well as our inability to generate income from them.

        These requirements can affect the resale value or useful lives of our vessels. As a result of accidents such as the recent oil spill relating to the loss of the M/T Prestige, a 26-year old single-hull tanker, we believe that regulation of the tanker industry will continue to become more stringent and more expensive for us and our competitors. Substantial violations of applicable requirements or a catastrophic release from one of our vessels could have a material adverse impact on our financial condition and results of operations as well as our reputation in the crude oil and refined petroleum products sectors.

Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect our earnings

        The fair market value of our tankers may increase and decrease depending on the following factors:

  •
  general economic and market conditions affecting the tanker industry;

  •
  competition from other shipping companies;

  •
  types and sizes of vessels;

  •
  other modes of transportation;

  •
  cost of newbuildings;

  •
  governmental or other regulations;

  •
  prevailing level of charter rates; and

  •
  technological advances.

        If we sell tankers at a time when tanker prices have fallen, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we shall incur a loss and a reduction in earnings.

Company Specific Risk Factors

We can give you no assurance of dividends

        While we cannot assure you that we will continue to do so, and subject to the limitations discussed below, we currently intend to pay regular cash dividends on a quarterly basis, beginning with a dividend of $0.21 per share in January 2005. We may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. Our loan agreements may also prohibit our declaration and payment of dividends under some circumstances.

        In addition, the declaration and payment of dividends will be subject at all times to the discretion of our board. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent. There can be no assurance that dividends will be paid in the anticipated amounts and frequency set forth in this prospectus.

If we fail to manage our planned growth properly, we may not be able to successfully expand our market share

        We intend to continue to grow our fleet. Our growth will depend on:

  •
  locating and acquiring suitable vessels;

  •
  identifying and consummating acquisitions or joint ventures;

  •
  integrating any acquired business successfully with our existing operations;

  •
  enhancing our customer base;

  •
  managing expansion; and

  •
  obtaining required financing.

        Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection therewith.

A decline in the market value of our vessels could lead to a default under our loan agreements and the loss of our vessels

        Our loan agreement contains a covenant that requires the aggregate value of the mortgaged vessels to at all times exceed 130% of the aggregate outstanding principal amount of the loan. If the market value of our fleet declines, we may be in default of this loan covenant and we may not be able to refinance our debt or obtain additional financing. Also, declining vessel values could cause us to breach some of the covenants under the financing agreements relating to our indebtedness. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. In addition, a sale of a vessel at a time when its market value has declined below its carrying value on our books would adversely affect our results.

Servicing future debt would limit funds available for other purposes such as the payment of dividends

        To finance our fleet expansion program, we incurred secured indebtedness. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our indebtedness. These payments limit funds otherwise available for working capital, capital expenditures and other purposes.

As of September 30, 2004 we had total indebtedness of $214.6 million, and a ratio of indebtedness to total capital of approximately 57%. We will need to take on additional indebtedness as we expand our fleet, which could increase our ratio of debt to equity. The need to service our debt may limit funds available for other purposes, including distributing cash to our shareholders, and our inability to service debt could lead to acceleration of our debt and foreclosure on our fleet.

Our loan agreements contain restrictive covenants that may limit our liquidity and corporate activities

        Our loan agreements impose operating and financial restrictions on us. These restrictions may limit our ability to:

  •
  incur additional indebtedness;

  •
  create liens on our assets;

  •
  sell capital stock of our subsidiaries;

  •
  make investments;

  •
  engage in mergers or acquisitions;

  •
  pay dividends;

  •
  make capital expenditures;

  •
  change the management of our vessels or terminate or materially amend the management agreement relating to each vessel; and

  •
  sell our vessels.

        Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders' interests may be different from ours, and we cannot guarantee that we will be able to obtain our lenders' permission when needed. This may prevent us from taking actions that are in our best interest.

Our loan agreements may prohibit or impose certain conditions on the payment of dividends

        The terms of our credit facility contain a number of financial covenants and general covenants that require us to, among other things, maintain minimum vessel values; a minimum cash balance on deposit with the lender; minimum working capital and adequate insurance. We are not permitted to pay dividends under the credit facility if we are in default of any of these loan covenants or if we do not meet a specified debt coverage ratio.

We depend on third party managers to manage our fleet

        We have subcontracted the technical management of our fleet, including crewing, maintenance and repair, to third party managers. While our wholly owned subsidiary, TOP Tanker Management, Inc., has direct oversight responsibility for these third party managers, the loss of their services or their failure to perform their obligations could materially and adversely affect the results of our operations. Although we may have rights against these managers if they default on their obligations, you will have no recourse against these parties. Further, we expect that we will need to seek approval from our lenders to change these third party managers.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments

        We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries our Board of Directors may exercise its discretion not to pay dividends or we will need to obtain funds from other sources to pay dividends. We cannot assure you that we will be able to obtain the necessary funds from other sources to pay dividends.

Our ability to obtain additional debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers

        The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or at a higher than anticipated cost may materially affect our results of operation and our ability to implement our business strategy.

As we expand our business, we will need to improve our operations and financial systems and staff; if we cannot improve these systems or recruit suitable employees, our performance may be adversely affected

        Our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and our attempts to improve those systems may be ineffective. While we have not experienced any difficulty in recruiting to date, we cannot guarantee that we will be able to continue to hire suitable employees as we expand our fleet. If we are unable to operate our financial and operations systems effectively or to recruit suitable employees as we expand our fleet, our performance may be adversely affected.

Our earnings may be adversely affected if we do not successfully employ our tankers

        We seek to deploy our tankers both on time charters and in the spot market in a manner that will optimize our earnings. Currently 4 of our Handymax tankers are employed under 24 month time charters expiring in 2006 and 6 of our Handymax tankers are employed under 30 month time charters expiring in 2007. All of these time charters include profit sharing arrangements. Although these time charters provide relatively steady streams of revenue as well as a portion of the revenues generated by the charterer's deployment of the vessels in the spot market or otherwise, our tankers committed to time charters may not be available for spot voyages during an upturn in the tanker industry cycle, when spot voyages might be more profitable. The spot market is highly competitive, and spot market charter rates may fluctuate dramatically based on tanker, oil and oil products supply and demand and other factors. We cannot assure you that future spot market voyage charters will be available at rates that will allow us to operate our tankers profitably. Two of our Suezmax tankers and our 2 Handysize tankers are currently trading in the spot market. Our remaining 2 Suezmax tankers are currently undergoing scheduled drydocking and are expected to enter the spot market during the fourth quarter of 2004. If we cannot continue to employ these tankers on time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer.

In the highly competitive international tanker market, we may not be able to compete for charters with new entrants or established companies with greater resources

        We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter and operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets.

We depend upon a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance

        We have historically derived a significant part of our revenue from a small number of charterers. During the first 9 months of 2004, approximately 51% of our revenue was derived from 3 charterers; in 2003, approximately 47% of our revenue was derived from 2 charterers and, in 2002, approximately 65% of our revenue was derived from 3 charterers. During the first nine months of 2004, under spot charters and time charter contracts, Vitol, ExxonMobil and Glencore provided 30%, 11% and 10% of our revenues, respectively. The occurrence of any problems with these charterers may adversely affect our revenues.

We may be unable to attract and retain key management personnel and other employees in the tanker industry, which may negatively affect the effectiveness of our management and our results of operations

        Our success depends to a significant extent upon the abilities and efforts of our management team. We have entered into employment contracts with our President, Chief Executive Officer and Director, Evangelos Pistiolis, our Chief Financial Officer and Director, Stamatios Tsantanis and our Executive Vice President and Director, Vangelis Ikonomou. Our success will depend upon our ability to hire and retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not intend to maintain "key man" life insurance on any of our officers.

Risks involved with operating ocean going vessels could affect our business and reputation, which would adversely affect our revenues and stock price

        The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

  •
  marine disaster;

  •
  piracy;

  •
  environmental accidents;

  •
  cargo and property losses or damage; and

  •
  business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.

        Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an oil spill or other environmental disaster may harm our reputation as a safe and reliable tanker operator.

Our vessels may suffer damage and we may face unexpected drydocking costs, which could affect our cash flow and financial condition

        If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that our insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings.

Purchasing and operating previously owned, or secondhand, vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings

        While we inspect previously owned, or secondhand, vessels prior to purchase, this does not normally provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Also, we do not receive the benefit of warranties from the builders if the vessels we buy are older than one year.

        In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of September 30, 2004, all of the vessels in our fleet were more than 10 years of age. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

        Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. We cannot assure you that, as our tankers age, market conditions will justify those expenditures or enable us to operate our tankers profitably during the remainder of their useful lives. If we sell vessels, we are not certain that the price for which we sell them will equal at least their carrying amount at that time.

We may not have adequate insurance to compensate us if we lose our tankers

        We procure insurance for our fleet against those types of risks commonly insured against by tanker owners and operators. These insurances include hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage, war risk insurance and insurance against loss of hire, which covers business interruptions that result in the loss of use of a vessel. We have loss of hire insurance that covers, subject to annual coverage limits, 15 of the 16 vessels in our fleet. We can give no assurance that we are adequately insured against all risks. We may not be able to obtain adequate insurance coverage at reasonable rates for our fleet in the future. The insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs or lower our revenue.

Our operations outside the United States expose us to global risks that may interfere with the operation of our vessels

        We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Terrorist attacks such as the attacks on the United States on September 11, 2001 and the United States' continuing response to these attacks, as well as the threat of future terrorist attacks, continues to cause uncertainty in the world commercial markets, including the energy markets. The recent conflict in Iraq may lead to additional acts of terrorism, armed conflict and civil disturbance around the world, which may contribute to further, instability, including in the oil markets. Terrorist attacks, such as the attack on the M/T Limburg in October 2002, may also negatively affect our operations and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on our operating results, revenue and costs.

Maritime claimants could arrest our tankers, which could interrupt our cash flow

        Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our tankers could interrupt our cash flow and require us to pay large sums of money to have the arrest lifted.

        In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our ships.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings

        A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes her owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels would negatively impact our revenues.

Certain existing stockholders, who will hold over 20% of our common stock after this offering, can exert considerable control over us, which may limit your ability to influence our actions

        Sovereign Holdings Inc., or Sovereign Holdings, a company that is wholly owned by our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, and Kingdom Holdings Inc., or Kingdom Holdings, a company owned primarily by another adult member of the Pistiolis family and to a limited extent by a third party, will own, directly or indirectly, over 20% of the outstanding shares of our common stock after this offering, assuming the underwriters do not exercise their over-allotment option. While the existing shareholders have no agreement, arrangement or understanding relating to the voting of their shares of common stock following the completion of this offering, they will have the power to exert considerable influence over our actions.

We may have to pay tax on United States source income, which would reduce our earnings

        Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not begin and end, in the United States is characterized as United States source shipping income and such income is subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code.

        Both before and after this offering, we expect that we and each of our subsidiaries will qualify for this statutory tax exemption and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption after this offering and thereby become subject to United States federal income tax on our United States source income. Therefore, we can give no assurances on our tax-exempt status or that of any of our subsidiaries after the offering.

        If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% United States federal income tax on our U.S. source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

If United States tax authorities were to treat us as a "Passive Foreign Investment Company," that could have adverse consequences on U.S. holders

        A foreign corporation will be treated as a "passive foreign investment company" for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income," or (2) at least 50% of the average value of the corporation's assets produce, or are held for the production of, such types of "passive income." For purposes of these tests, "passive income" includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." Those shareholders of a passive foreign investment company who are citizens or residents of the United States or domestic entities would be subject to an adverse United States federal income tax regime with respect to the income derived by the passive foreign investment company, the distributions they receive from the passive foreign investment company and the gain, if any, they derive from the sale or other disposition of their shares in the passive foreign investment company.

        Based on our operations as of the closing of this offering, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Since we expect to derive substantially all of our income each year from the time chartering and voyage chartering activities of our wholly-owned subsidiaries, we believe that such income will be treated for relevant United States federal income tax purposes as services income, rather than rental income. Correspondingly, such income should not constitute "passive income," and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of that income, in particular our vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company in any taxable year. However, no assurance can be given that the Internal Revenue Service will accept this position or that we would not constitute a passive foreign investment company for any future taxable year if there were to be changes in the nature and extent of our operations. We are advised by our U.S. counsel, Seward & Kissel LLP, that they are unable to opine that we are not a passive foreign investment company.

Because we generate all of our revenues in U.S. dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations

        We generate all of our revenues in U.S. dollars but incur approximately 15% of our expenses in currencies other than U.S. dollars. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our revenues. For example, in the 12 months ended September 30, 2004, the value of the U.S. dollar declined by 6.6% as compared to the Euro. We do not hedge these risks. Our operating results could suffer as a result.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law

        Our corporate affairs are governed by our Articles of Incorporation and Bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

Offering Specific Risks

There is no guarantee of a continuing active and liquid public market for our common stock; and the price of our common stock many be volatile

        The price of our common stock after this offering may be volatile, and may fluctuate due to factors such as:

  •
  actual or anticipated fluctuations in quarterly and annual results;

  •
  mergers and strategic alliances in the tanker industry;

  •
  market conditions in the industry;

  •
  changes in government regulation;

  •
  fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

  •
  shortfalls in our operating results from levels forecast by securities analysts;

  •
  announcements concerning us or our competitors; and

  •
  the general state of the securities market.

        The crude oil and refined petroleum products tanker industry has been highly unpredictable and volatile. The market for common stock in this industry may be equally volatile, and we cannot assure you that the trading of our common stock will be liquid.

Shares Eligible for Future Sale

        Upon consummation of our offering, Sovereign Holdings and Kingdom Holdings will own up to [    ] shares, or approximately [    ]%, of our outstanding common stock, which shares may be resold subject to the volume, manner of sale and notice requirements of Rule 144 under the Securities Act of 1933, as amended, as a result of their status as our "affiliates". Furthermore, shares held by Sovereign Holdings are subject to a lock-up agreement entered into in conjunction with our initial public offering that will expire on July 18, 2005, while shares held by Kingdom Holdings and our officers, directors and certain other shareholders are subject to lock-up agreements entered into in conjunction with our initial public offering that will expire on January 19, 2005. We refer you to the discussion under the heading "Shares Eligible for Future Sale" in this prospectus. Sales or the possibility of sales of substantial amounts of shares of our common stock by Sovereign Holdings and Kingdom Holdings in the public markets could adversely affect the market price of our common stock.

FORWARD LOOKING STATEMENTS

        This prospectus includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.

        All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

  •
  future operating or financial results;

  •
  statements about pending or recent acquisitions, business strategy and expected capital spending or operating expenses;

  •
  statements about tanker market trends, including charter rates and factors affecting supply and demand;

  •
  our ability to obtain additional financing;

  •
  expectations regarding the availability of vessel acquisitions; and

  •
  anticipated developments with respect to pending litigation.

        When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should," and "expect" reflect forward-looking statements.

USE OF PROCEEDS

        The net proceeds of this offering are approximately $22.5 million after deducting the underwriting discount and the estimated expenses related to this offering. We intend to use the net proceeds to acquire tankers and for general corporate purposes.

DIVIDEND POLICY

        While we cannot assure you that we will continue to do so, and subject to the limitations discussed below, we currently intend to pay regular cash dividends on a quarterly basis, beginning with a dividend of $0.21 per share in January 2005.

        Declaration and payment of any dividend is subject to the discretion of our Board of Directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent.

CAPITALIZATION

        The following table sets forth our consolidated capitalization at March 31, 2004, on a historical basis; as adjusted to give effect to the Company's initial public offering in July 2004, the acquisition of 10 vessels since our initial public offering and the incurrence of $222.0 million of long term debt to finance, in part, the acquisition of these tankers and to refinance the Company's outstanding long term debt; and as further adjusted to give effect to this offering. The information set forth in the table assumes no exercise of the underwriters' over-allotment option. There have been no significant changes in our capitalization since March 31, 2004, as so adjusted.

	At March 31, 2004
	Actual	As Adjusted	As Further Adjusted
	(Dollars in thousands) (unaudited)
Debt:
Current portion of long term debt	$13,385	$18,047
Total long term debt, net of current portion	80,105	196,529

Total debt	93,490	214,576

Stockholders' equity:
Common stock, $.01 par value; 50,000,000 million shares authorized; 6,000,000 shares issued and outstanding, actual; 18,278,570 issued and outstanding, as adjusted	60	183
Additional paid-in capital	30,428	154,868
Retained earnings	1,834	1,834

Total stockholders' equity	32,322	156,885

Total capitalization	$125,812	$371,461

DILUTION

        At September 30, 2004, we had net tangible book value of $[    ] million, or $[    ] per share. The following table illustrates the pro forma per share dilution and appreciation at September 30, 2004:

Public offering price per share	$

Net tangible book value per share as of September 30, 2004	$

Increase in net tangible book value attributable to new investors in this offering	$

Pro forma net tangible book value per share after giving effect to this offering	$

Dilution per share to new investors	$

        Net tangible book value per share of common stock is determined by dividing our tangible net worth, which consists of tangible assets less liabilities, by the number of shares of our common stock outstanding. Dilution is determined by subtracting the net tangible book value per share of common stock after this offering from the public offering price per share. Dilution per share to new investors would be $[    ] if the underwriters exercise in full their over-allotment option.

        The following table summarizes, on a pro forma basis at September 30, 2004, the differences between the number of shares of common stock acquired from us, the total amount paid and the average price per share paid by certain existing holders of shares of common stock and by you in this offering, based upon the offering price of $[    ] per share.

Pro Forma Shares Outstanding
Total Consideration
Average Price Per Share
	Number	Percent		Amount		Percent
Certain existing stockholders	6,000,000	31.2%			$30,488,000	18.4%			$5.08

New investors			%	$			%	$

Total			%	$			%	$

PRICE RANGE OF COMMON STOCK

        The trading market for our common shares is the Nasdaq National Market, on which the shares are listed under the symbol "TOPT." The following table sets forth the high and low prices for our common stock since our initial public offering of common stock at $11.00 per share on July 23, 2004, as reported by the Nasdaq National Market:

	HIGH	LOW
For the period:
July 23 to July 31, 2004	$11.45	$10.20
August 2004	$13.25	$10.51
September 2004	$16.55	$10.75
October 1 to October 14, 2004	$19.40	$14.70

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

        The following table sets forth selected consolidated financial data and other operating data of TOP Tankers Inc. The selected financial data in the table for the three years ended December 31, 2003 are derived from the audited consolidated financial statements of TOP Tankers Inc. We have not included financial information for the year ended December 31, 2000, our first year in operation, due to the undue burden and financial hardship of preparing such information. The financial data for the three-month periods ended March 31, 2004 and 2003 are derived from our unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, which TOP Tankers Inc. considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2004. The fleet data do not reflect the Company's acquisition of 10 tankers between August and September 2004. Eight of these 10 tankers are now under time charters and the remaining 2 tankers are currently undergoing scheduled drydocking and are expected to enter the spot market in the fourth quarter of 2004. The fleet data likewise do not reflect the sale of the vessel M/T Tireless in September 2004. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, and related notes thereto.

	Year Ended December 31,			Three Month Period Ended March 31,
	2001	2002	2003	2003	2004
INCOME STATEMENT DATA
(Dollars in thousands, except per share data)
Voyage Revenues	$13,344	$11,426	$23,085	$5,361	$7,728
Voyage Expenses	4,413	3,311	5,937	1,534	1,651

Vessel operating expenses	3,345	4,553	8,420	1,905	2,455
General and administrative expenses	455	816	1,815	387	663
Depreciation and amortization	1,337	2,390	4,203	776	1,378

Total operating expenses(1)	9,550	11,070	20,375	4,602	6,147
Operating income	3,794	356	2,710	759	1,581
Net interest expense	749	987	1,335	213	414
Other income (expense), net	(1,271)	894	364	—	60
Foreign currency gains (losses), net	3	(62)	(105)	(1)	17

Net income	$1,777	$201	$1,634	$545	$1,244

Basic and fully diluted earnings per share(2)	$0.30	$0.03	$0.27	$0.09	$0.21
Weighted average basic and diluted shares outstanding(2)	6,000,000	6,000,000	6,000,000	6,000,000	6,000,000
Dividends per share(2)	$0.08	$0.14	$0.10	$0.01	$0.39
BALANCE SHEET DATA, at end of period
(Dollars in thousands)
Cash	$1,746	$94	$2,343		$506
Current assets, including cash	2,778	845	4,862		4,351
Total assets	18,709	33,649	55,911		130,296
Current liabilities, including current portion of long-term debt	3,523	4,427	9,066		17,869
Current portion of long-term debt	2,000	2,600	4,085		13,385
Total long-term debt, including current portion	10,050	23,050	34,611		93,490
Shareholders' equity	7,136	8,772	16,319		32,322

OTHER FINANCIAL DATA
(Dollars in thousands)
EBITDA(3)	$3,863	$3,578	$7,172	$1,534	$3,036
Net cash provided by operating activities	5,201	2,409	4,930	464	817
Net cash provided by (used in) investing activities	(431)	(18,296)	(20,001)	(16,951)	(75,962)
Net cash provided by (used in) financing activities	(3,600)	14,235	17,320	16,417	73,308
Capital expenditures
Vessel (purchases)	—	(18,547)	(19,550)	(16,875)	(75,846)
Drydocking costs	—	(510)	(2,414)	—	—
Weighted average long-term debt, including current portion	11,251	22,997	32,991	26,986	39,892
FLEET DATA
Total number of vessels at end of period(4)	2.0	3.0	5.0	4.0	7.0
Average number of vessels(5)	2.0	2.9	4.4	3.4	5.2
Total voyage days for fleet(6)	730	961	1,517	302	469
Total time charter days for fleet	—	160	543	90	225
Total spot market days for fleet	730	801	974	212	244
Total calendar days for fleet(7)	730	1,042	1,609	304	473
Fleet utilization(8)	100.0%	92.2%	94.3%	99.3%	99.2%
AVERAGE DAILY RESULTS
Time charter equivalent(9)	$12,234	$8,444	$11,304	$12,672	$12,957
Vessel operating expenses(10)	4,582	4,369	5,233	6,266	5,190
General and administrative expenses(11)	623	783	1,128	1,273	1,402
Total vessel operating expenses(12)	5,205	5,152	6,361	7,539	6,592
(1)
We did not pay any compensation to members of our senior management or our directors in the years ended December 31, 2002 and December 31, 2003.

(2)
After giving effect to a stock dividend declared in May 2004, the selected financial data reflects an increase in the number of outstanding shares of common stock. All share and per share amounts have been restated to reflect the retroactive effect of the stock dividend.

(3)
EBITDA represents net earnings before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included in this prospectus because it is a basis upon which we assess our liquidity position and because we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.

The following table reconciles net cash from operating activities, as reflected in the consolidated statements of cash flows, to EBITDA:

	Year Ended December 31,			Three Month Period Ended March 31,
	2001	2002	2003	2003	2004
Net Cash from Operating Activities	$5,201	$2,409	$4,930	$464	$817
Net increase (decrease) in current assets	(569)	214	1,768	2,516	1,326
Net (increase) decrease in current liabilities, excluding current portion of long-term debt	(199)	(381)	(3,154)	(1,651)	497
Payments for drydocking costs	—	510	2,414	—	—
Write-off of a related party receivable	(1,288)	—	—	—	—
Net interest expense	749	987	1,335	213	414
Amortization and write-off of deferred financing costs included in net interest expense	(31)	(161)	(121)	(8)	(18)

EBITDA	$3,863	$3,578	$7,172	$1,534	$3,036

(4)
The fleet data do not reflect the Company's acquisition of ten tankers between August and September 2004. Eight of these 10 tankers are now under time charters and the remaining 2 tankers are currently undergoing scheduled drydocking and are expected to enter the spot market in the fourth quarter of 2004. The fleet data likewise do not reflect the sale of the vessel M/T Tireless in September 2004.

(5)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(6)
Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days associated with major repairs, drydockings or special or intermediate surveys.

(7)
Calendar days are the total days the vessels were in our possession for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(8)
Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(9)
Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing net voyage revenue by voyage days for the relevant time period. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. The following table reflects the calculation of the TCE (all amounts are expressed in thousands, except for Average Daily Time Charter Equivalent amounts):

	Year Ended December 31,			Three Month Period Ended March 31,
	2001	2002	2003	2003	2004
Voyage revenues	$13,344	$11,426	$23,085	$5,361	$7,728
Less:
Voyage expenses	(4,413)	(3,311)	(5,937)	(1,534)	(1,651)

Time charter equivalent revenue	$8,931	$8,115	$17,148	$3,827	$6,077

Total voyage days	730	961	1,517	302	469
Average Daily Time Charter Equivalent	$12,234	$8,444	$11,304	$12,672	$12,957
(10)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(11)
Daily general and administrative expenses are calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(12)
Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following is a discussion of our financial condition and results of operations for the three months ended March 31, 2004 and 2003, the years ended December 31, 2003 and 2002 and the years ended December 31, 2002 and 2001. You should read this section together with the consolidated financial statements including the notes to those financial statements for the periods mentioned above.

        We are a provider of international seaborne transportation services, carrying refined petroleum products and crude oil. As of September 30, 2004 our fleet consisted of 16 tankers, comprised of 4 Suezmax tankers, 10 Handymax product tankers and 2 Handysize product tankers, with a total cargo carrying capacity of 1,108,938 deadweight tons, or dwt.

        On July 23, 2004, our common stock was listed on the Nasdaq National Market, under the symbol "TOPT," in connection with our initial public offering. The net proceeds of our initial public offering, approximately $124 million, were primarily used to finance the acquisition of 10 vessels, comprised of 8 ice-class double-hull Handymax tankers and 2 double-hull Suezmax tankers. The total cost of the acquisition was approximately $252 million. TOP Tanker Management, Inc., or TOP Tanker Management, our wholly-owned subsidiary, has subcontracted the technical management of these 10 tankers to Unicom Management, an unaffiliated ship management company based in Cyprus. The 8 Handymax tankers are deployed under time charter contracts and the 2 Suezmax tankers are currently undergoing scheduled drydocking and are expected to be deployed in the spot charter market in the fourth quarter of 2004.

        We actively manage the deployment of our fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs. A time charter is generally a contract to charter a vessel for a fixed period of time at a specified daily rate. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs. Under both types of charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for the vessel's intermediate and special survey costs.

        Vessels operating on time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in tanker rates although we are exposed to the risk of declining tanker rates, which may have a materially adverse impact on our financial performance. We are constantly evaluating opportunities to increase the number of our tankers deployed on time charters, but only expect to enter into additional time charters if we can obtain contract terms that satisfy our criteria.

        For discussion and analysis purposes only, we evaluate performance using time charter equivalent, or TCE, revenues. TCE revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that presenting voyage revenues, net of voyage expenses, neutralizes the variability created by unique costs associated with particular voyages or the deployment of tankers on time charter or on the spot market and presents a more accurate representation of the revenues generated by our tankers.

        Our voyage revenues and voyage expenses are recognized ratably over the duration of the voyages and the lives of the charters, while vessel operating expenses are recognized on the accrual basis. We calculate daily TCE rates by dividing TCE revenues by voyage days for the relevant time period. We also generate demurrage revenue, which represents fees charged to charterers associated with our spot market voyages when the charterer exceeds the agreed upon time required to load or discharge a cargo. We calculate daily direct vessel operating expenses and daily general and administrative expenses for the relevant period by dividing the total expenses by the aggregate number of calendar days that we owned each tanker for the period.

        We depreciate our tankers on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated residual value. We capitalize the total costs associated with a drydocking and amortize these costs on a straight-line basis over the period when the next drydocking becomes due, which is typically 30 to 60 months. Regulations and/or incidents may change the estimated dates of next drydockings.

Three months ended March 31, 2004 compared to the three months ended March 31, 2003

        VOYAGE REVENUES—Voyage revenues increased by $2.3 million, or 44.2%, to $7.7 million for the three months ended March 31, 2004 compared to $5.4 million for the prior period. This increase is due to the increase in the average number of tankers in our fleet, the growth in the average size of the tankers in our fleet, and the overall stronger spot market during the three months ended March 31, 2004 compared to the prior period. The average number of tankers in our fleet increased 52.9% to 5.2 tankers (0.2 Suezmax, 5.0 product) compared to 3.4 product tankers, the average size of the tankers in our fleet grew 24.7% to 45,900 dwt from 36,800 dwt, while our average daily TCE rate increased 2.2% to $12,957 from $12,672 during the three months ended March 31, 2004 compared to the prior period respectively.

        VOYAGE EXPENSES—Voyage expenses, which primarily consist of port, canal and fuel costs that are unique to a particular voyage which would otherwise be paid by the charterer under a time charter contract, as well as commissions, increased $0.1 million, or 7.6%, to $1.6 million for the three months ended March 31, 2004 compared to $1.5 million for the prior period. This increase is primarily due to the increase in the average number of tankers in our fleet and the increase in the average number of tankers in our fleet that operated on the spot market during the three months ended March 31, 2004 compared to the prior period, as well as the increase in the cost of fuel to operate the tankers.

        NET VOYAGE REVENUES—

	Three Months Ended March 31,
	2003	2004
Voyage revenues	$5,361	$7,728
Less Voyage expenses	(1,534)	(1,651)

Net voyage revenues	$3,827	$6,077

        Net voyage revenues, which are voyage revenues minus voyage expenses, increased by $2.3 million, or 58.8%, to $6.1 million for the three months ended March 31, 2004 compared to $3.8 million for the prior period. This increase is the result of the increase in the average number of tankers in our fleet, the growth in the average size of the tankers in our fleet, and the overall stronger spot market during the three months ended March 31, 2004 compared to the prior period. The average number of tankers in our fleet increased 52.9%, to 5.2 tankers (0.2 Suezmax, 5.0 product) compared to 3.4 product tankers, the average size of the tankers in our fleet grew 24.7% to 45,900 dwt from 36,800 dwt for the three months ended March 31, 2004 compared to the prior period.

        The following describes our charter revenues for the three months ended March 31, 2004 as compared to the prior period:

  •
  Average daily TCE rate increased by $285, or 2.2%, to $12,957 ($29,414 Suezmax, $12,452 product) for the three months ended March 31, 2004 compared to $12,672 for our product tankers for the prior period.

  •
  $2.8 million, or 45.9%, of net voyage revenue was generated by time charter ($2.8 million product, our Suezmax tankers did not operate on time charter contracts) and $3.3 million, or 54.1%, of net voyage revenue was generated in the spot market ($0.4 million Suezmax, $3.2 million product tankers) during the three months ended March 31, 2004, compared to $1.1 million, or 28.9%, of net voyage revenue generated by time charter contracts by our product tankers, and $2.7 million, or 71.1%, of net voyage revenue generated in the spot market by our product tankers during the prior period.

  •
  Tankers operated an aggregate of 225 days, or 48.0%, on time charter contracts (225 days product, our Suezmax tankers did not operate on time charter contracts) and 244 days, or 52.0%, in the spot market (13 days Suezmax, 258 days product) during the three months ended March 31, 2004, compared to 90 days, or 29.8%, of our product tankers on time charter contracts and 212 days, or 70.2%, of our product tankers in the spot market during the prior period.

  •
  Average daily time charter rate was $12,455 ($12,455 product, our Suezmax tankers did not operate on time charter contracts) for the three months ended March 31, 2004 compared to average daily time charter rate of $12,368 for our product tankers for the prior period.

  •
  Average daily spot rate was $13,421 ($29,414 Suezmax, $12,448 product) for the three months ended March 31, 2004, compared to average daily spot rate of $12,803 for our product tankers for the prior period.

        VESSEL OPERATING EXPENSES—Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, increased by $0.6 million, or 28.9%, to $2.5 million for the three months ended March 31, 2004 compared to $1.9 million for the prior period. This increase is primarily due to the increase in the average number of tankers in our fleet, which increased 52.9%, as well as the growth in the average size of the tankers in our fleet, which grew 24.7%, between the periods. Daily vessel operating expenses per tanker decreased by $1,076 or 17.1%, to $5,190 for the three months ended March 31, 2004 compared to $6,266 for the prior period. This decrease is the result of lower expenses associated with repairs and maintenance during the three months ended March 31, 2004 compared to the prior period. Our vessel operating expenses depend on a variety of factors, many of which are beyond our control and affect the entire shipping industry.

        GENERAL AND ADMINISTRATIVE EXPENSES—General and administrative expenses, which are primarily the fees that Primal Tankers Inc., our former management company, charged to manage our vessels, increased by $0.3 million, or 71.0%, to $0.7 million for the three months ended March 31, 2004 compared to $0.4 million for the prior period. This increase is due to an increase in the management fee charged by Primal Tankers Inc. as a result of the increase in the payroll expenses including the increase in the number of its personnel arising from the increase in the average number of tankers in our fleet, which increased by 52.9% during the three months ended March 31, 2004 compared to the prior period. Daily general and administrative expenses per tanker increased $129, or 10.1%, to $1,402 for the three months ended March 31, 2004 compared to $1,273 for the prior period. General and administrative expenses are typically incurred prior to the acquisition of a vessel and remain for a period of time after the disposition of a vessel; therefore, during periods of changes in the average number of tankers in our fleet these daily expenses increase relative to the number of days that vessels are owned.

        DEPRECIATION AND AMORTIZATION—Depreciation and amortization, which include depreciation of tankers as well as amortization of drydockings, increased by $0.6 million, or 77.8%, to $1.4 million for the three months ended March 31, 2004 compared to $0.8 million for the prior period. This increase is primarily due to the increase in the average number of tankers in our fleet, the increase in the book value of our fleet as a result of our acquisition of tankers after March 31, 2003, and the amortization of capitalized expenses associated with drydockings which took place after March 31, 2003 that occurred for the first time to vessels that are part of our fleet.

	Three Months Ended March 31,
	2003	2004
Vessels depreciation expense	$717	$1,088
Amortization of drydockings	$59	$290

	$776	$1,378

        Depreciation of vessels increased by $0.4 million, or 51.8%, to $1.1 million for the three months ended March 31, 2004 compared to $0.7 million for the prior period. This increase is due to the increase in the book value of our fleet as a result of our acquisitions of tankers after March 31, 2003.

        Amortization of drydockings increased by $0.2 million, or 392%, to $0.3 million for the three months ended March 31, 2004 compared to $0.1 million for the prior period. This increase is the result of the amortization of capitalized expenses associated with drydockings which took place after March 31, 2003, all of which relate to tankers which have capitalized drydocking expenditures for the first time since we acquired them. We anticipate that the amortization associated with drydockings will continue to increase in 2004 due to: the increase in the average number of tankers in our fleet, the increase in costs associated with drydockings, and that we will be drydocking vessels for the first time since these vessels became part of our fleet.

        NET INTEREST EXPENSE—Net interest expense increased by $0.2 million, or 94.4%, to $0.4 million for the three months ended March 31, 2004 compared to $0.2 million for the prior period. This increase is the result of the increase in our weighted average outstanding debt as a result of our acquisitions of tankers after March 31, 2003, which increased 47.8% to $39.9 million for the three months ended March 31, 2004 compared to $27.0 million for the prior period as well as the overall higher interest rate environment during the three months ended March 31, 2004 compared to the prior period. Net interest expense is anticipated to continue to increase in 2004 as a result of the debt that we incurred in connection with our acquisition of 10 tankers.

        FOREIGN CURRENCY GAINS OR LOSSES—We had foreign currency gains of $17,480 during the three months ended March 31, 2004 compared to a loss of $800 for the prior period.

        NET INCOME—Net income was $1.2 million for the three months ended March 31, 2004 compared to net income of $0.5 million for the prior period.

Year ended December 31, 2003 compared to the year ended December 31, 2002

        VOYAGE REVENUES—Voyage revenues increased by $11.7 million, or 102%, to $23.1 million for 2003 compared to $11.4 million for the prior year. This increase is due to the increase in the average number of tankers in our fleet and the overall stronger spot market during 2003 compared to the prior year. The average number of tankers in our fleet increased 51.7% to 4.4 tankers during 2003 compared to 2.9 tankers during the prior year, while our average daily TCE rate increased 33.9% to $11,304 during 2003 compared to $8,444 during the prior year.

        VOYAGE EXPENSES—Voyage expenses, which primarily consist of port, canal and fuel costs that are unique to a particular voyage which would otherwise be paid by the charterer under a time charter contract, as well as commissions, increased $2.6 million, or 79.3%, to $5.9 million for 2003 compared to

$3.3 million for the prior year. This increase is primarily due to the increase in the average number of tankers in our fleet during 2003 compared to the prior year, as well as the increase in the cost of fuel to operate the tankers.

        NET VOYAGE REVENUES—

	Year Ended March 31,
	2003	2002
Voyage revenues	$23,085	$11,426
Less Voyage expenses	(5,937)	(3,311)

Net voyage revenues	$17,148	$8,115

        Net voyage revenues, which are voyage revenues minus voyage expenses, increased by $9.0 million, or 111%, to $17.2 million for 2003 compared to $8.1 million for the prior year. This increase is the result of the increase in the average number of tankers in our fleet and the overall stronger spot market during 2003 compared to the prior year. The average number of tankers in our fleet increased 51.7%, to 4.4 tankers compared to 2.9 tankers for 2003 compared the prior year.

        The following describes our charter revenues for 2003 as compared to the prior year:

  •
  Average daily TCE rate increased by $2,860, or 33.9%, to $11,304 for 2003 compared to $8,444 for the prior year.

  •
  $7.5 million, or 43.8%, of net voyage revenue was generated by time charter contracts and $9.6 million, or 56.2%, of net voyage revenue was generated in the spot market during 2003, compared to $2.0 million, or 24.4%, of net voyage revenue generated by time charter contracts, and $6.1 million, or 75.6%, of net voyage revenue generated in the spot market during the prior year.

  •
  Tankers operated an aggregate of 543 days, or 35.8%, on time charter contracts and 974 days, or 64.2%, in the spot market during 2003, compared to 160 days, or 16.7%, on time charter contracts and 801 days, or 83.3%, in the spot market during the prior year.

  •
  Average daily time charter rate was $13,824 for 2003 compared to average daily time charter rate of $12,359 for the prior year.

  •
  Average daily spot rate was $9,899 for 2003 compared to average daily spot rate of $7,662 for the prior year.

        VESSEL OPERATING EXPENSES—Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, increased by $3.9 million, or 86.2%, to $8.4 million for 2003 compared to $4.5 million for the prior year. This increase is primarily due to the increase in the average number of tankers in our fleet, which increased 51.7% between the periods. The increase in vessel operating expenses relative to the increase in the average number of tankers in our fleet and the growth in the average size of the tankers that comprised our fleet during 2003 compared to 2002 is due to the lower vessel operating expenses during 2002. Our lower vessel operating expenses during 2002 is the result of one of our vessels undergoing a drydocking that year, during which time much of that vessel's maintenance and repairs that were performed during the drydocking and were capitalized with other drydocking costs. Daily vessel operating expenses per tanker increased by $864, or 19.8%, to $5,233 for 2003 compared to $4,369 for the prior year. This increase is the result of the growth in the average size of the tankers in our fleet, as larger tankers are inherently more expensive to operate, and as a result of the low vessel operating expenses incurred during 2002 described above. The increase in daily vessel operating expenses will be the result of the growth in the average size of the tankers in our fleet and the percentage of Suezmax tankers that comprise our fleet. Suezmax tankers are larger and inherently more expensive to operate than product tankers. Our vessel operating expenses depend on a variety of factors, many of which are beyond our control and affect the entire shipping industry.

        GENERAL AND ADMINISTRATIVE EXPENSES—General and administrative expenses, which is primarily the fees that Primal Tankers Inc. charged to manage our vessels, increased by $1.0 million, or 122%, to $1.8 million for 2003 compared to $0.8 million for the prior year. This increase is due to an increase in the management fee charged by Primal Tankers Inc. as a result of the increase in the payroll expenses including the increase in the number of its personnel arising from the increase in the average number of tankers in our fleet, which increased 51.7%, during 2003 compared to the prior year. Daily general and administrative expenses per tanker increased $345, or 44.1%, to $1,128 for 2003 compared to $783 for the prior year, this increase is due to an increase in the management fee charged by Primal Tankers Inc. as a result of the increase in the payroll expenses including the increase in the number of personnel arising from the increase in the average number of tankers in our fleet, which increased 51.7%, during 2003 compared to the prior year. General and administrative expenses are typically incurred prior to the acquisition of a vessel and remain for a period of time after the disposition of a vessel; therefore, during periods of changes in the average number of tankers in our fleet these daily expenses increase relative to the number of days that vessels are owned.

        DEPRECIATION AND AMORTIZATION—Depreciation and amortization, which include depreciation of tankers as well as amortization of drydockings, increased by $1.8 million, or 75.9%, to $4.2 million for 2003 compared to $2.4 million for the prior year. This increase is primarily due to the increase in the average number of tankers in our fleet, the increase in the book value of our fleet as a result of our acquisitions of tankers during 2003, and the amortization of capitalized expenses associated with drydockings that occurred for the first time to vessels that are part of our fleet.

	2002	2003
Vessels depreciation expense	$2,213	$3,604
Amortization of drydockings	$177	$599

	$2,390	$4,203

        Depreciation of vessels increased by $1.4 million, or 62.8%, to $3.6 million for 2003 compared to $2.2 million for the prior period. This increase is due to the increase in the book value of our fleet as a result of our acquisitions of tankers during 2003 compared to the prior year.

        Amortization of drydockings increased by $0.4 million, or 238%, to $0.6 million for 2003 compared to $0.2 million for the prior year. This increase includes amortization associated with $2.4 million of capitalized expenditures relating to our tankers during 2003 compared to $0.5 million of capitalized expenditures during the prior year. Our capitalized expenditures of $2.4 million for 2003 had a weighted average amortization period of approximately 4 months during 2003 and have a weighted average amortization period of 38 months remaining as of December 31, 2003, all of which relate to tankers which have capitalized drydocking expenditures for the first time since we acquired them.

        NET INTEREST EXPENSE—Net interest expense increased by $0.3 million, or 35.2%, to $1.3 million for 2003 compared to $1.0 million for the prior year. This increase is the result of the increase in our weighted average outstanding debt as a result of our acquisitions of tankers during 2003, which increased 43.5% to $33.0 million for 2003 compared to $23.0 million for the prior year. The magnitude of the increase in net interest expense relative to the increase in our weighted average outstanding debt was mitigated by the overall lower interest rate environment during 2003 compared to the prior year.

        FOREIGN CURRENCY GAINS OR LOSSES—We incurred a $105,000 foreign currency loss for 2003 compared to a loss of $62,000 for the prior year.

        OTHER NET—We recognized a gain of $0.3 million during 2003 compared to a gain of $0.9 million during the prior year. These gains relate to the excess amount the Company received in connection with a claim for damages to its vessels compared to the actual costs associated with the repairs.

        NET INCOME—Net income was $1.6 million for 2003 compared to net income of $0.2 million for the prior year.

Year ended December 31, 2002 compared to the year ended December 31, 2001

        VOYAGE REVENUES—Voyage revenues decreased by $1.9 million, or 14.4%, to $11.4 million for 2002 compared to $13.3 million for the prior year. This decrease is due to the overall weaker spot market during 2002 compared to the prior year. The magnitude of the decrease was mitigated by the increase in the average number of tankers in our fleet, which increased 45.0% to 2.9 tankers during 2002 compared to 2.0 tankers during the prior year, while our average daily TCE rate decreased 31.0% to $8,444 during 2002 compared to $12,234 during the prior year.

        VOYAGE EXPENSES—Voyage expenses, which primarily consist of port, canal and fuel costs that are unique to a particular voyage which would otherwise be paid by the charterer under a time charter contract, as well as commissions, decreased $1.1 million, or 25.0%, to $3.3 million for 2002 compared to $4.4 million for the prior year. This decrease is primarily the result of an increase in the deployment of our tankers operating on time charter contracts during 2002 compared to the prior year. Typically, tankers operating on time charter contract incur lower voyage expenses than those operating on the spot market, as the charterer not the owner is responsible for voyage expenses.

        NET VOYAGE REVENUES—

	Year Ended December 31,
	2002	2001
Voyage revenues	$11,426	$13,344
Less voyage expenses	(3,311)	(4,413)

Net voyage revenues	$8,115	$8,931

        Net voyage revenues, which are voyage revenues minus voyage expenses, decreased by $0.8 million, or 9.1%, to $8.1 million for 2002 compared to $8.9 million for the prior year. This decrease is the result of the overall weaker spot market during 2002 compared to the prior year. The magnitude of the decrease in net voyage revenues was mitigated by the increase in the average number of tankers in our fleet. The average number of tankers in our fleet increased 45.0% to 2.9 tankers during 2002 compared to 2.0 tankers during the prior year, while our average daily TCE rate declined 31.0% to $8,444 compared to $12,234 for these same periods.

        The following describes our charter revenues for 2002 as compared to the prior year:

  •
  Average daily TCE rate decreased by $3,790, or 31.0%, to $8,444 for 2002 compared to $12,234 for the prior year.

  •
  $2.0 million, or 24.4% of net voyage revenue was generated by time charter contracts and $6.1 million, or 75.6%, of net voyage revenue was generated in the spot market during 2002, compared to $8.9 million, or 100%, of net voyage revenue generated in the spot market during the prior year.

  •
  Tankers operated an aggregate of 160 days, or 16.7%, on time charter contracts and 801 days, or 83.3%, in the spot market during 2002, compared to 730 days, or 100% in the spot market during the prior year.

  •
  Average daily time charter rate was $12,359 for 2002; our vessels did not operate on time charter contracts during 2001.

  •
  Average daily spot rate was $7,662 for 2002, compared to average daily spot rate of $12,235 for the prior year.

        VESSEL OPERATING EXPENSES—Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs increased by $1.2 million, or 36.1%, to $4.5 million for 2002 compared to $3.3 million for the prior year. This increase is due to the increase in the average number of tankers in our fleet and the growth in the average size of the tankers that comprised our fleet during 2002 compared to 2001. During 2002, the average number of tankers in our fleet increased 45.0% and the average size of the tankers in our fleet increased by 16.7% as a result of our acquisition of one Handymax product tanker during 2002. Larger tankers are typically more expensive to operate than smaller tankers. Daily vessel operating expenses per tanker decreased by $213, or 4.6%, to $4,369 for 2002 compared to $4,582 for the prior year. This decrease is primarily the result of a reduction in the expenses associated with maintenance and repairs during 2002 as one of our vessels underwent a drydocking that year, during which time much of that vessel's maintenance and repairs that were performed during the drydocking were capitalized with other drydocking costs.

        GENERAL AND ADMINISTRATIVE EXPENSES—General and administrative expenses, which is primarily the fees that Primal Tankers Inc. charged to manage our vessels, increased by $0.3 million, or 79.1%, to $0.8 million for 2002 compared to $0.5 million for the prior year. This increase is due to an increase in the management fee charged by Primal Tankers Inc. as a result of the increase in its payroll expenses including the increase in the number of its personnel arising from the increase in the average number of tankers in our fleet, which increased 45.0%, during 2002 compared to the prior year. Daily general and administrative expenses per tanker increased $160, or 25.7%, to $783 for 2002 compared to $623 for the prior year. This increase is primarily due to an increase in the management fee charged by Primal Tankers Inc., as a result of the increase in its payroll expenses including an increase in the number of personnel arising from the increase in the average number of tankers, in our fleet, which increased 45.0%, during 2002 compared to the prior year. General and administrative expenses are typically incurred prior to the acquisition of a vessel and remain for a period of time after the disposition of a vessel; therefore, during periods of changes in the size of our fleet these daily expenses increase relative to the number of days that vessels are owned.

        DEPRECIATION AND AMORTIZATION—Depreciation and amortization, which include depreciation of tankers as well as amortization of drydockings, increased by $1.1 million, or 178.7%, to $2.4 million for 2002 compared to $1.3 million for the prior year. This increase is primarily due to: the increase in the average number of tankers in our fleet, the increase in the book value of our fleet as a result of our acquisitions of tankers during 2002, and the amortization associated with vessels that were drydocked for the first time since these vessels became part of our fleet.

	2001	2002
Vessels depreciation expense	$1,337	$2,213
Amortization of drydockings	$0	$177

	$1,337	$2,390

        Depreciation of vessels increased by $0.9 million or 65.5% to $2.2 million for 2002 compared to $1.3 million for the prior year. This increase is due to the increase in the average number of tankers in our fleet and the increase in the book value of our fleet as a result of our acquisitions of tankers during 2002 compared to the prior year.

        Amortization of drydockings was $0.2 million for 2002; during 2001 we had no amortization of drydockings. This increase is due to the amortization associated with $0.5 million of capitalized expenditures that occurred during 2002 that had an amortization period of approximately 8 months during 2002 and has an amortization period of 17 months remaining as of December 31, 2002.

        NET INTEREST EXPENSE—Net interest expense increased by $0.2 million, or 31.8%, to $1.0 million for 2002 compared to $0.8 million for the prior year. This increase is the result of the increase in our weighted average outstanding debt as a result of our acquisitions of tankers during 2002, which increased 104% to $23.0 million during 2002 compared to $11.3 million for the prior year. The magnitude of the increase of net interest expense relative to the increase in our weighted average outstanding debt was mitigated by the overall lower interest rate environment during 2002 compared to the prior year.

        FOREIGN CURRENCY GAINS OR LOSSES—We incurred a $62,000 foreign currency loss for 2002 compared to a gain of $3,000 for the prior year.

        WRITE-OFF OF A RELATED PARTY RECEIVABLE—During 2000 the Company provided a short-term non interest-bearing loan to three related, through common ownership, ship owning companies, each owning a container vessel, for an amount of approximately $1.7 million, for working capital purposes. During 2001 these related companies sold their container vessels and became dormant. The proceeds from the sale of the container vessels were not sufficient to fully repay the amounts due the Company and an amount of $1.3 million was written-off as uncollectible.

        OTHER NET—We recognized a gain of $0.9 million during 2002, which relates to the excess amount the Company received in connection with a claim for damages to one of its vessels compared to the actual costs associated with the repairs.

        NET INCOME—Net income was $0.2 million for 2002 compared to $1.8 million for the prior year.

Liquidity and capital resources

        Since our formation, our principal source of funds has been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our tankers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends. We expect to rely upon operating cash flows, long-term borrowings, the proceeds of this offering, as well as future equity financings to implement our growth plan. Assuming the completion of this offering, we believe that our current cash balance as well as operating cash flows will be sufficient to meet our liquidity needs for the next year.

        Our practice has been to acquire tankers using a combination of funds received from equity investors and bank debt secured by mortgages on our tankers. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer tankers and the selective sale of older tankers. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire tankers on favorable terms.

        We intend to operate a fleet that is 100% double-hull. As a result and in anticipation of the possible accelerated IMO phase out of single-hull tankers to 2010, we plan to sell our single-hull tankers. The sale of these tankers will reduce the total deadweight tonnage of our fleet by approximately 5%. The Company does not believe that this reduction would materially affect our operations.

        Cash decreased to $0.5 million as of March 31, 2004 compared to $2.3 million as of December 31, 2003. Working capital is current assets minus current liabilities, including the current portion of long-term debt. Working capital deficit was $13.6 million as of March 31, 2004, compared to a working capital deficit of $4.2 million as of December 31, 2003. The current portion of long-term debt included in our current liabilities was $13.4 million and $4.1 million as of March 31, 2004 and December 31, 2003, respectively.

        EBITDA, as defined in Footnote 3 to the "Selected consolidated financial and operating data" table above, increased by $1.5 million, or 98.0%, to $3.0 million for the three months ended March 31, 2004 compared to $1.5 million for the prior year period. This increase is due to the growth of our fleet and the overall stronger tanker market during the three months ended March 31, 2004 compared to the prior year period, the increase was mitigated by the increase in vessel operating expenses and general and administrative expenses for the three months ended March 31, 2004 compared to the prior period.

        EBITDA, increased by $3.6 million, or 100%, to $7.2 million for 2003 compared to $3.6 million for the prior year. This increase is due to the growth of our fleet and the overall stronger tanker market during 2003 compared to the prior year, the increase was mitigated by the increase in vessel operating expenses and general and administrative expenses for 2003 compared to the prior year.

        EBITDA, decreased by $0.3 million, or 7.4%, to $3.6 million for 2002 compared to $3.9 million for the prior year. This decrease is due to the decrease of net voyage revenue generated by our fleet as a result of the overall weaker tanker market as well as the increase in vessel operating expenses and general and administrative expenses for 2002 compared to the prior year.

        In late July 2004, the Company completed its initial public offering in the United States. In this respect, 12,258,570 shares of common stock were issued at $11.00 per share. The net proceeds of the initial public offering totaled $124 million of which approximately $118.9 million were used to acquire 10 double-hull tankers, consisting of 8 Handymax and 2 Suezmax product tankers, and approximately $5.1 million for general corporate purposes. In addition, 20,000 shares of common stock were sold in a private transaction to Sovereign Holdings, a company owned by our Chief Executive Officer, at the same price as those sold to the public.

        While the Company cannot provide assurances that it will continue to do so, and subject to the limitations discussed elsewhere in this prospectus, it currently intends to pay regular cash dividends on a quarterly basis, beginning with a dividend of $0.21 per share in January 2005.

        As of the date of this prospectus, the outstanding balance of our credit facility with the Royal Bank of Scotland, which matures in 2012, is $219.7 million. The credit facility is divided into two tranches, tranche A and tranche B, comprising of up to $197 million and up to $25 million, respectively. The interest rate for the first $98.5 million of tranche A is LIBOR, whereas with respect to the remaining $98.5 million of tranche A, we have entered into a four year swap agreement with the Royal Bank of Scotland for a fixed interest rate of 3.61%. In addition to these interest rates, tranche A is subject to a bank spread, which will be adjusted quarterly to 100 basis points if the ratio of the outstanding loan balance to the aggregate value of our vessels securing the loan is less than or equal to 60%; 112.5 basis points if this ratio is greater than 60% but less than 70%; or 125 basis points if this ratio is greater than 70%. The interest rate on tranche B is LIBOR, plus an initial 175 basis points spread, which will increase to 200 basis points beginning on January 1, 2005.

        The loan agreement contains, among other things, financial covenants requiring the Company to ensure that the aggregate value of the mortgaged vessels at all times exceed 130% of the aggregate outstanding principal amount under the loan and to maintain minimum cash balances with the lender in the amount of $10 million on a monthly average basis and $5 million at all times. The Company is permitted to pay dividends under the loan so long as it is not in default of a loan covenant.

        We are obligated to repay the principal amount of tranche A in 16 consecutive semi-annual installments of $10 million, each commencing no later than March 31, 2005, together with a final installment of $37 million and we are obligated to repay the principal amount of tranche B in 4 consecutive semi-annual installments of $6.25 million each, commencing no later than February 28, 2005. Each semi-annual payment under tranche B was reduced to $5.67 million due to our repayment of $2.31 million in connection with the sale of the vessel M/T Tireless in September 2004. The credit facility requires that any proceeds from the sale of the M/T Med Prologue or the M/T Yapi must first be used to repay the outstanding balance on tranche B. The credit facility allows us, subject to certain conditions, to defer up to two non-consecutive payments of the first ten scheduled principal payments on the tranche A of $10 million each, provided that a fee of 1% shall be payable on any deferred installment and a maximum of $20,000,000 may be deferred at any time.

        After taking into account our payment of $2.31 million of the outstanding balance of tranche B in connection with the sale of the vessel M/T Tireless in September 2004, the remaining scheduled annual principal repayments (in thousands) through 2012 under the credit facility will be as follows:

Year	Tranche A	Tranche B	Total
2005	$20,000	$11,345	$31,345
2006	20,000	11,345	31,345
2007	20,000		20,000
2008	20,000		20,000
2009	20,000		20,000
2010	20,000		20,000
2011	20,000		20,000
2012	57,000		57,000

TOTAL	$197,000	$22,690	$219,690

        In addition to tanker acquisition, other major capital expenditures include funding our maintenance program of regularly scheduled intermediate survey or special survey drydocking necessary to preserve the quality of our tankers as well as to comply with international shipping standards and environmental laws and regulations. Although we have some flexibility regarding the timing of this maintenance, the costs are relatively predictable. Management anticipates that these tankers which are younger than 15 years are required to undergo in-water intermediate surveys 2.5 years after a special survey drydocking and that tankers are to be drydocked every five years, while tankers 15 years or older are to be drydocked for an intermediate survey every 2.5 years in which case the additional intermediate survey drydockings take the place of in-water surveys.

        During the three months ended March 31, 2004 and 2003, we had no off hire days associated with drydockings. During 2003 we had 83 off hire days associated with 2 drydockings. Each intermediate survey drydocking is estimated to require approximately 11 days and each special survey drydocking is estimated to require approximately 28 days. In addition to the costs described above, drydockings result in off hire time for a tanker, during which the tanker is unable to generate revenue. Off hire time includes the actual time the tanker is in the shipyard as well as ballast time to the shipyard from the port of last discharge. The ability to meet this maintenance schedule will depend on our ability to generate sufficient cash flows from operations or to secure additional financing.

        NET CASH PROVIDED BY OPERATING ACTIVITIES—increased 76.1% to $0.8 million during the three months ended March 31, 2004, compared to $0.5 million during the prior year period. This increase is primarily attributable to net income of $1.2 million and depreciation and amortization of $1.4 million for the three months ended March 31, 2004, compared to net income of $0.5 million and depreciation and amortization of $0.8 million during the prior year period.

        NET CASH USED IN INVESTING ACTIVITIES—was $76.0 million during the three months ended March 31, 2004 compared to net cash used in investing activities of $17.0 million during the prior year period. During the three months ended March 31, 2004, we expended $75.8 million for the acquisition of two tankers, compared to expending $16.9 million for the acquisition of one tanker during the prior year period.

        NET CASH PROVIDED BY FINANCING ACTIVITIES—was $73.3 million during the three months ended March 31, 2004 compared to net cash provided by financing activities of $16.4 million during the prior year period. The change in cash provided by financing activities relates to the following:

  •
  Net proceeds from borrowing under long-term debt were $59.9 million in connection with the acquisition of 2 Suezmax tankers during the three months ended March 31, 2004 compared to $12.0 million in connection with our acquisition of 1 product tanker during the prior year period.

  •
  Principal repayments of long-term debt were $1.0 million during the three months ended March 31, 2004 compared to $0.7 million during the prior year period.

  •
  Capital contributions to additional paid in capital was $17.1 million during the three months ended March 31, 2004 compared to $5.2 million during the prior year period.

  •
  Dividends of $2.3 million during the three months ended March 31, 2004 compared to $48,000 during the prior year period.

        NET CASH PROVIDED BY OPERATING ACTIVITIES—increased 104.0% to $4.9 million during 2003, compared to $2.4 million during the prior year. This increase is primarily attributable to net income of $1.7 million, other income of $0.3 million and depreciation and amortization of $4.2 million for 2003 compared to net income of $0.2 million, other income of $0.8 million and depreciation and amortization of $2.4 million during the prior year.

        NET CASH USED IN INVESTING ACTIVITIES—was $20.0 million during 2003 compared to net cash used in investing activities of $18.3 million during the prior year. During 2003, we expended $19.6 million for the acquisition of two tankers, compared to expending $18.5 million for the acquisition of one tanker during the prior year.

        NET CASH PROVIDED BY FINANCING ACTIVITIES—was $17.3 million during 2003 compared to net cash provided by financing activities of $14.2 million during the prior year. The change in cash provided by financing activities relates to the following:

  •
  Net proceeds from borrowing under long-term debt were $25.9 million in connection with the acquisition of 2 product tankers during 2003 compared to $15.6 million in connection with our acquisition of 1 product tanker during the prior year.

  •
  Principal repayments of long-term debt were $14.3 million during 2003 compared to $2.6 million during the prior year.

  •
  Capital contributions to additional paid in capital was $6.5 million during 2003 compared to $2.3 million during the prior year.

        NET CASH PROVIDED BY OPERATING ACTIVITIES—decreased 53.8% to $2.4 million during 2002, compared to $5.2 million during the prior year. This decrease is primarily attributable to our net income of $0.2 million and depreciation and amortization of $2.4 million for 2002 compared to net income of $1.8 million and depreciation and amortization of $1.3 million for the prior year.

        NET CASH USED IN INVESTING ACTIVITIES—was $18.3 million during 2002 compared to $0.04 million during the prior year. During 2002, we expended $18.5 million for the acquisition of one tanker; we made no acquisitions during the prior year.

        NET CASH PROVIDED BY FINANCING ACTIVITIES—was $14.2 million during 2002 compared to net cash used by financing activities of $3.6 million during the prior year. The increase in cash provided by financing activity relates to the following:

  •
  Net proceeds from borrowings under long-term debt were $15.6 million in connection with our acquisition of 1 product tanker during 2002; we had no borrowing during the prior year.

  •
  Principal repayments of long-term debt were $2.6 million during 2002 compared to $3.1 million during the prior year. This reduction in repayment of long term debt during 2002 is the result of a balloon payment associated with one of our outstanding loans during 2001 as well as the scheduled reduction of repayments associated with two of our loans during 2002 compared to the prior year.

  •
  Capital contributions to additional paid in capital was $2.3 million during 2002; we had no such contribution during the prior year.

SUBSEQUENT EVENTS

        Fleet Composition:    We currently own and operate a fleet of 16 tankers, consisting of 10 double-hull Handymax tankers, 8 of which we have acquired since our initial public offering in July 2004, 4 double-hull Suezmax tankers, 2 of which we have acquired since our initial public offering and 2 single-hull Handysize tankers.

        We sold 1 of our single-hull Handysize tankers, the M/T Tireless, in September 2004 and applied the proceeds of the sale towards the outstanding balance of our credit facility.

        Fleet Deployment:    We are constantly evaluating opportunities to deploy our tankers on time charters, but only expect to enter into additional time charters if we can obtain contract terms that satisfy our criteria. All 10 of the Handymax tankers in our fleet as of September 30, 2004 are currently operating on time charter contracts or committed to operate on time charter contracts. Four of the remaining vessels in our fleet, the M/T Limitless, the M/T Endless, the M/T Med Prologue and the
 M/T Yapi are deployed on spot market charters and two of the remaining vessels in our fleet, the M/T Timeless and the M/T Flawless, are currently undergoing scheduled drydocking and are expected to enter the spot market in the fourth quarter of 2004.

        Fleet Management:    TOP Tanker Management, our wholly-owned subsidiary, is responsible for all of the chartering, operational and technical management of our fleet, including crewing, maintenance, repair, capital expenditures, drydocking, vessel taxes, maintaining insurance and other vessel operating expenses under management agreements with our vessel owning subsidiaries. TOP Tanker Management has subcontracted the technical management of the 8 Handymax tankers and the 2 Suezmax tankers acquired since our initial public offering to Unicom Management, a ship management company based in Cyprus, and has subcontracted the technical management of the remainder of our fleet to V.Ships Management Limited, a ship management company based in the Isle of Man. TOP Tanker Management pays a monthly fee of $14,000 per vessel under its agreements with Unicom Management and a monthly fee of $10,000 per vessel under its agreements with V.Ships Management. Under the terms of these agreements, Unicom Management and V.Ships Management may be terminated at any time upon 3 months notice.

        Credit Facility:    As described above in "Liquidity and Capital Resources", following our initial public offering, we entered into a secured credit facility with the Royal Bank of Scotland to finance the acquisition of the 10 tankers and to refinance our existing debt.

        Interest Rate Swap Agreement:    In connection with the credit facility, on August 26, 2004, the Company entered into an interest rate swap agreement with respect to the first $98.5 million of tranche A, with an effective date of September 30, 2004 and a term of four years. Under this agreement, the Company has fixed the interest rate with respect to the first $98.5 million of tranche A at 3.61% in addition to the applicable bank spread.

        Lease Agreement:    On July 9, 2004, the Company entered into an agreement to lease office space in Athens, Greece from Pyramis Technical Co. SA, which is wholly owned by the father of the Company's Chief Executive Officer. The agreement is for a duration of six years beginning July 2004 with an option for an extension of four years. The monthly rental is Euro 39,000 adjusted annually for inflation increase effective January 1, 2006. The minimum rentals payable under operating leases for the year ending December 31, 2004 will be approximately $285 and approximately $570 for each of the years ending December 31, 2005 through December 31, 2010.

CRITICAL ACCOUNTING POLICIES

        The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

        Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a higher degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 to our consolidated financial statements included herein.

        Impairment of long-lived assets.    We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, tanker sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each tanker and compare it to the tanker carrying value. In the event that impairment occurred, we would determine the fair value of the related asset and we would record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. We estimate fair value primarily through the use of third party valuations performed on an individual tanker basis.

        Depreciation.    We record the value of our tankers at their cost (which includes acquisition costs directly attributable to the tanker and expenditures made to prepare the tanker for its initial voyage) less accumulated depreciation. We depreciate our tankers on a straight-line basis over their estimated useful lives, estimated to be 25 years from date of initial delivery from the shipyard. We believe that a 25-year depreciable life is consistent with that of other ship owners. Depreciation is based on cost less the estimated residual scrap value. An increase in the useful life of the tanker or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the tanker or in the residual value would have the effect of increasing the annual depreciation charge.

        Deferred drydock costs.    Our tankers are required to be drydocked for major repairs and maintenance that cannot be performed while the tankers are operating approximately every 30 to 60 months. We capitalize the costs associated with the drydocks as they occur and amortize these costs on a straight line basis over the period between drydocks. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard; cost of fuel consumed between the tanker's last discharge port prior to the drydock and the time the tanker leaves the drydock yard; cost of hiring riding crews to effect repairs on a ship and parts used in making such repairs that are reasonably made in anticipation of reducing the duration or cost of the drydock; cost of travel, lodging and subsistence of our personnel sent to the drydock site to supervise; and the cost of hiring a third party to oversee a drydock. We believe that these criteria are consistent with GAAP guidelines and industry practice, and that our policy of capitalization reflect the economics and market values of the tankers.

        Allowance for doubtful accounts.    Revenue is based on contracted charter parties and, although our business is with customers who we believe to be of the highest standard, there is always the possibility of dispute over terms and payment of freight. In such circumstances, we assess the recoverability of amounts outstanding and we estimate a provision if there is a possibility of non-recoverability. Although we believe our provisions to be based on fair judgment at the time of their creation, it is possible that an amount under dispute is not recovered and the estimated provision for doubtful recoverability is inadequate.

Quantitative and Qualitative Disclosure of Market Risk

        Interest Rate Fluctuation.    The international tanker industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings.

        Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the current year by approximately $309,707 based upon our debt level on September 30, 2004.

        The following table sets forth the sensitivity of our loan in U.S. dollars to a 100 basis points increase in LIBOR during the next eight years on the same basis.

Interest Expense Sensitivity to 100 Basis Point Change in LIBOR
Year 1	$1,100,667
Year 2	884,708
Year 3	742,333
Year 4	793,042
Year 5	1,080,778
Year 6	878,556
Year 7	676,333
Year 8	378,528

        Foreign Exchange Rate Risk.    We generate all of our revenues in U.S. dollars but incur approximately 15% of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in Euros are translated into U.S. dollars at the exchange rate prevailing on the date of each transaction.

        Inflation.    Although inflation has had a moderate impact on our trading fleet's operating and voyage expenses in recent years, management does not consider inflation to be a significant risk to operating or voyage costs in the current economic environment. However, in the event that inflation becomes a significant factor in the global economy, inflationary pressures would result in increased operating, voyage and financing costs.

THE INTERNATIONAL TANKER INDUSTRY

Overview

        International seaborne crude oil and other refined petroleum products transportation services are provided by two main types of operators: fleets owned by independent companies and fleets owned by oil companies (both private and state-owned). Both types of owners operate under spot market voyage charters or charter contracts, both bareboat or time charter, with oil companies, oil traders, large oil consumers, refined petroleum products producers and government agencies.

        The tanker industry is highly fragmented, but during the past several years has undergone consolidation driven in part by a significant and ongoing shift toward quality in vessels and vessel operators as charterers and regulators increasingly focus on safety and protection of the environment. As a result, oil companies acting as charterers, terminal operators, shippers and receivers are becoming increasingly selective in their acceptance of vessels and operators, and inspecting and vetting both vessels and companies on a periodic basis.

        The quality of vessels and operators has improved during the past several years as charterers and regulators increasingly focus on safety and protection of the environment. National authorities and international conventions have historically regulated the oil and refined petroleum products transportation industry and, since 1990, the emphasis on environmental protection has increased. Legislation and regulations such as the U.S. Oil Pollution Act of 1990, or OPA 90, International Maritime Organization, or IMO, protocols and classification society procedures demand higher-quality vessel construction, maintenance, repair and operators. Limitations imposed by port states and the IMO on trading of single-hull vessels should accelerate the commercial obsolescence of these vessels. Charterers of all types, including oil companies, terminal operators, shippers and receivers, are becoming increasingly selective in their acceptance of vessels and operators, raising the barrier to entry for new participants in the industry and favoring existing shipowners with quality fleets and operations.

        The crude oil and refined petroleum products tanker fleet has the following types of tankers, based on tanker carrying capacity, set forth below:

Vessel Type	Approximate Size Range (dwt)
ULCCs (Ultra Large Crude Carriers)	320,000 and larger
VLCCs (Very Large Crude Carriers)	200,000 to 320,000
Suezmax	120,000 to 200,000
Aframax	80,000 to 120,000
Panamax	60,000 to 80,000
Handymax	30,000 to 60,000
Handysize	10,000 to 30,000

        Additionally, tankers are differentiated by the type of cargo that they carry. The industry identifies tankers as either products tankers or crude oil tankers on the basis of various factors, including technical specifications and trading histories. Crude oil tankers carry crude oil and so-called "dirty" products such as fuel oils. Products tankers carry, among other cargoes, refined petroleum products such as gasoline, jet fuel, kerosene, naphtha and gas oil, which are often referred to as "clean" products.

        Products tankers are tankers that typically have cargo handling systems that are designed to transport several different refined products simultaneously, such as gasoline, jet fuel, kerosene, naphtha and heating oil, from refineries to the ultimate consumer. Products tankers generally have coated cargo tanks that assist in tank cleaning between voyages involving different cargoes. This coating also protects the steel in the tanks from corrosive cargoes.

        Products tankers generally range in size from 10,000 dwt to 80,000 dwt, although there are some larger product carriers designed for niche long-range trades, such as from the Middle East to Southeast Asia.

        Although products tankers can carry dirty products, they generally do not switch between clean and dirty cargoes because a vessel carrying dirty cargo must undergo a cleaning process prior to loading clean cargo. In addition, specified design, outfitting and technical factors tend to make some vessels better suited to handling the physical properties of distinct cargoes.

        ULCCs and VLCCs carry the largest percentage of crude oil transported by sea. These large tankers are typically on long-haul voyages, but port constraints limit their trading routes. For example, only a few U.S. ports, such as the Louisiana Offshore Oil Port, are capable of handling a fully laden VLCC.

        Suezmax tankers engage in a range of crude oil trades, most usually from West Africa to the United States, the Gulf of Mexico, the Caribbean or Europe, within the Mediterranean, or within Asia. Most Aframax tankers carry dirty products in short regional trades, mainly within Northwest Europe, within the Caribbean, within the Mediterranean or within Asia. Panamax tankers, which are the largest tankers that can pass fully-loaded through the Panama Canal, take advantage of size restrictions on larger vessels in South and North American terminals. Three-quarters of the world's Panamax fleet transports dirty products and the remainder transports clean products.

        Handymax and Handysize tankers carry the vast majority of clean products, comprising approximately 80% of all products tankers in terms of number of tankers. Handymax tankers comprise the largest concentration of products tankers because smaller tankers have the greatest flexibility in trade routes and port access. They can service many ports and utilize berthing facilities which cannot accommodate larger tankers due to size limitations or because those tankers require deeper water in which to operate. Also, port facilities may lack sufficient storage capacity to unload the large loads carried by larger tankers. At the same time, Handymax tankers can load a variety of different cargoes and thereby operate in a number of international oil and oil product trading routes.

        Unlike the transportation of crude oil, which is typically mono-directional in that most oil is transported from a few centers of production to many regions of consumption, the transportation of refined petroleum products and other cargoes is multi-directional in that there are several areas of production and consumption. This global multi-directional trade pattern enables owners of vessels that transport refined petroleum products and other cargoes to engage in charters of triangulation in an attempt to maximize the revenue generating potential of their vessels and minimize non-revenue generating ballast voyages.

Industry fundamentals

        Charter rates are strongly influenced by the demand for, and supply of, vessel capacity because of the highly competitive nature of the charter market. Small changes in vessel utilization have historically led to relatively large changes in charter rates.

        Tanker demand.    Tanker demand is expressed in "ton-miles" and is measured as the product of (a) the amount of cargo transported in tankers, multiplied by (b) the distance over which this cargo is transported. Tonnage of oil shipped is primarily a function of global oil consumption, which is driven by economic activity as well as the long-term impact of oil prices on the location and related volume of oil production. Tonnage of oil shipped is also influenced by transportation alternatives such as pipelines.

        The distance over which oil is transported is the more variable element of the ton-mile demand equation. It is determined by seaborne trading and distribution patterns, which are principally influenced by the locations of production and the optimal economic distribution of the production to destinations for consumption. Seaborne trading patterns are also periodically influenced by geo-political events that divert tankers from normal trading patterns, as well as by inter-regional oil trading activity created by oil supply and demand imbalances.

        Tanker supply.    The supply of tankers is a function of, new tanker deliveries, scrapping and conversion and loss of tonnage.

        The level of newbuilding orders is a function primarily of newbuilding prices in relation to current and anticipated charter market conditions. Typically, delivery of a tanker occurs within 18 to 36 months after ordering. The correlation between the Suezmax and Handymax newbuilding orderbook and deliveries, and additional supply of tonnage competing in the world Suezmax and Handymax tanker market, is not precise since some of the newly built tankers are expected to be employed in the offshore oil production industry or as coated products tankers that do not compete directly for crude oil shipping business.

        Newbuilding deliveries of Suezmax and Handymax tankers occurred at an annual average rate of 21 Suezmax tankers and 60 Handymax tankers for the five year period from 1998 to 2003, according to Clarksons Research Studies, with deliveries for Suezmax tankers peaking in 2002 and 2003 with 24 tankers and deliveries for Handymax tankers peaking in 2003 with 103 tankers. There were 24 Suezmax and 103 Handymax tankers delivered in 2003 and there are an additional 27 Suezmax tankers and 131 Handymax tankers scheduled for delivery during 2004. At October 1, 2004, the Suezmax and Handymax newbuilding orderbook for delivery between 2004 and 2006 contained orders for 55 Suezmax tankers and 278 Handymax tankers, equivalent to 18% of the existing Suezmax fleet and 25% of the existing Handymax fleet by number of vessels, respectively.

        At any point in time, the level of scrapping activity is a function primarily of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. Industry regulations also affect scrapping levels. For example, IMO regulations adopted in April 2001 change the phase-out age of single-hull tankers from 30 years in 2003 to 26 years in 2007. Insurance companies and customers rely to some degree on the survey and classification regime to provide reasonable assurance of a tanker's seaworthiness and tankers must be certified as "in-class" in order to continue to trade. Because the costs of maintaining a tanker in-class rise substantially as the age of the tanker increases, tanker owners often conclude that it is more economical to scrap a tanker that has exhausted its anticipated useful life than to upgrade it to maintain it in-class.

        According to Clarksons Research Studies, scrapping of Suezmax and Handymax tankers occurred at an annual average rate of 17 Suezmax tankers and 27 Handymax tankers for the five-year period from 1998 to 2003. As a result of the decline in TCE rates in 1999, scrapping increased dramatically in the second half of 1999, with 23 Suezmax tankers and 12 Handymax tankers being scrapped in 1999. As TCE rates increased in 2000, tanker scrapping decreased, with a majority of the scrapping in 2000 occurring during the first six months of that year. As of October 1, 2004, 15 Suezmax and 47 Handymax tankers had been scrapped in 2003. The IMO regulations requiring the accelerated phase-out of single-hull tankers should result in the scrapping of approximately 7% of the world's existing Suezmax fleet and 18% of the world's existing Handymax fleet by the end of 2007.

BUSINESS

General

        We currently own and operate a fleet of 16 tankers, consisting of 10 double-hull Handymax tankers, 8 of which we have acquired since our initial public offering in July 2004, 4 double-hull Suezmax tankers, 2 of which we have acquired since our initial public offering in July 2004 and 2 single-hull Handysize tankers. Since our inception in 2000, we have increased the size and carrying capacity of our fleet from 2 vessels and approximately 60,000 dwt to our fleet of 16 tankers and approximately 1,100,000 dwt. Our Handymax tankers carry refined petroleum products, such as gasoline, jet fuel, kerosene, naphtha and heating oil; our Suezmax tankers carry crude oil and our Handysize tankers carry mainly edible oils and some clean refined petroleum products. 95% of our fleet by dwt is double-hull.

        We intend to use the proceeds of this offering to acquire additional secondhand tankers and for general corporate purposes. We are currently evaluating tanker acquisition opportunities. We are a Marshall Islands company with our principal executive offices in Athens, Greece.

        On July 23, 2004, our common stock was listed on the Nasdaq National Market, under the symbol "TOPT," in connection with our initial public offering. The net proceeds of our initial public offering, approximately $124 million, were primarily used to finance the acquisition of 10 vessels, comprised of 8 ice-class double-hull Handymax tankers and 2 double-hull Suezmax tankers. The total cost of these acquisitions was approximately $252 million. The 8 Handymax tankers are deployed under time charter contracts and the 2 Suezmax tankers are currently undergoing scheduled drydocking and are expected to be deployed in the spot charter market in the fourth quarter of 2004.

        Our financial strategy is focused on maintaining a targeted level of leverage and distributing a portion of our annual net income as dividends to our shareholders. Following the completion of this offering, we expect to have a ratio of indebtedness to total capital of approximately 57%. Our business strategy is focused on building and maintaining enduring relationships with oil companies, charterers and oil traders and other participants in the international tanker industry, including brokers, suppliers, classification societies, insurers and others. We seek to continue to create long-term value principally by acquiring and operating high quality, double-hull, refined petroleum products and crude oil tankers. Consistent with this strategy, our fleet will enable us to serve customers in both the crude oil and refined petroleum products sectors of the tanker industry. Since our initial public offering we have sold one of our single-hull tankers, the M/T Tireless and intend to sell our 2 remaining single-hull tankers, the M/T Med Prologue and the M/T Yapi.

        We believe we have established a reputation in the international tanker industry for operating and maintaining our fleet with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets of tankers and other vessels and who have strong ties to a number of national, regional and international oil companies, charterers and oil traders.

        TOP Tanker Management, our wholly-owned subsidiary, is responsible for all of the chartering, operational and technical management of our fleet under management agreements with us. TOP Tanker Management has subcontracted the technical management of the 10 tankers acquired in conjunction with our initial public offering to Unicom Management, an unaffiliated ship management company based in Cyprus, and the technical management of the remaining vessels in our fleet to V.Ships Management Limited, an unaffiliated ship management company based on the Isle of Man. TOP Tanker Management may also subcontract the technical management of vessels acquired in the future to third-party technical management companies that are unaffiliated with us.

Our Fleet

        Our fleet is comprised of the following vessels:

	Country Built	Year Built	Year Acquired	Hull Type(1)	Dwt	Sister Ships(2)
Crude Oil Tankers
Suezmax
Timeless	Korea	1991	2004	DH	154,970	A
Flawless	Korea	1991	2004	DH	154,970	A
Endless	Brazil	1992	2004	DH	135,915	B
Limitless	Brazil	1993	2004	DH	136,055	B

		Total Suezmax			581,910
Product Tankers
Handymax
Restless	Korea	1991	2004	DH	47,084	C
Spotless	Korea	1991	2004	DH	47,094	C
Doubtless	Korea	1991	2004	DH	47,076	C
Victorious	Korea	1991	2004	DH	47,084	C
Relentless	Korea	1992	2004	DH	47,084	C
Sovereign	Korea	1992	2004	DH	47,084	C
Invincible	Korea	1992	2004	DH	47,084	C
Vanguard	Korea	1992	2004	DH	47,084	C
Fearless	China	1992	2003	DH	44,646
Faithful	Japan	1992	2002	DH	45,720

		Total Handymax			467,040
Handysize
Med Prologue	Greece	1985	2000	SH	29,990
Yapi	Poland	1989	2000	SH	29,998

		Total Handysize			59,988

		TOTAL FLEET			1,108,938

(1)
DH means double-hull tanker and SH means single-hull tanker.

(2)
Each tanker with the same letter is a "sister ship" of each other tanker that has the same letter.

  Fleet Characteristics

        The vessels in our fleet have a total cargo capacity of approximately 1,100,000 dwt, 95% of which are double-hull design compared to 63% of the worldwide tanker fleet over 10,000 dwt. Six of the vessels in our fleet are flagged in the Marshall Islands, 5 are flagged in Cyprus and 5 are flagged in Liberia. Over 85% of our fleet by dwt are sister ships, which enhance the revenue generating potential of our fleet by providing us with operational and scheduling flexibility. Sister ships also increases our operating efficiencies because technical knowledge can be applied to all vessels in a series and creates cost efficiencies and economies of scale when ordering spare parts, supplying and crewing these vessels.

Chartering of the Fleet

        All 10 of our Handymax tankers currently operate under time charter contracts expiring in 2006 or 2007. Four of our Handymax tankers are deployed under 24 month time charter contracts that have a base rate of $14,500 per day. Should the vessels generate revenues in excess of the base rate over the duration of the time charter contact, we will receive 100% of the first $500 per day in excess of the base rate. Thereafter we will receive 50% of the excess. Six of our Handymax tankers are deployed under 30 month time charter contracts that have a base rate of $14,250 per day until December 31, 2005 and $13,250 per day until expiration of the contract. Should the vessels generate revenues in excess of the base rate over the duration of the time charter contact, we will receive 100% of the first $250 per day in excess of the base rate until December 31, 2005 and $1,250 per day until expiration of the contract. Thereafter we will receive 50% of the excess. Currently 2 of our Suezmax tankers and our Handysize tankers operate on the spot market. Our remaining 2 Suezmax tankers are currently undergoing scheduled drydocking and are expected to enter the spot market during the fourth quarter of 2004. Four of our Handymax tankers are scheduled for an intermediate survey and one of our Handysize tankers is scheduled for a special survey in the first quarter of 2005. In addition, some of the remaining tankers in our fleet are scheduled for drydockings in the remainder of 2005.

        While our Suezmax tankers provide us with exposure to the spot voyage market, we will strive to enhance revenue stability by maintaining a significant part of our fleet in the Handymax sector. Spot voyage rates for Handymax tankers have historically exhibited a significantly lower degree of volatility than those for larger tankers. In addition, due to the cargo and trade route versatility of Handymax tankers there are often a number of time charters available at rates which have historically been more stable than Handymax tanker spot voyage rates. We anticipate that the relative stability of the Handymax sector coupled with our relatively low leverage may provide some degree of cash flow stability and support the sustainability of dividend payments.

Customers

        Under fixed period time charters and spot charters, we provide services to many national, regional and international oil companies, charterers and oil traders, including Vitol, ExxonMobil, Glencore and Hellenic Petroleum, S.A. During the first 9 months of 2004, approximately 51% of our revenue for our fleet was derived from these 3 charterers:

  •
  Vitol—30%

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  ExxonMobil—11%

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  Glencore—10%

Management of the Fleet

        TOP Tanker Management Inc., or TOP Tanker Management, our wholly-owned subsidiary, is responsible for all of the chartering, operational and technical management of our fleet, including crewing, maintenance, repair, capital expenditures, drydocking, vessel taxes, maintaining insurance and other vessel operating expenses under management agreements with our vessel owning subsidiaries. TOP Tanker Management has subcontracted the technical management of the 8 Handymax tankers and the 2 Suezmax tankers acquired since our initial public offering to Unicom Management, a ship management company based in Cyprus, and has subcontracted the technical management of the remainder of our fleet to V.Ships Management Limited, a ship management company based in the Isle of Man. TOP Tanker Management pays a monthly fee of $14,000 per vessel under its agreements with Unicom Management and a monthly fee of $10,000 per vessel under its agreements with V.Ships Management. Under the terms of these agreements, Unicom Management and V.Ships Management may be terminated at any time upon 3 months notice. TOP Tanker Management may subcontract the technical management of vessels acquired in the future to third-party technical management companies that are unaffiliated with us.

  Crewing and Employees

        We have 3 employees, while our wholly-owned subsidiary, TOP Tanker Management, employs approximately 35 employees, all of whom are shore-based. As of December 31, 2003, we had no employees. TOP Tanker Management will ensure that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel.

        Unicom Management and V.Ships Management are responsible for the crewing of the fleet. Such responsibilities include training, transportation, compensation and insurance of the crew.

        All of the employees of TOP Tanker Management are subject to a general collective bargaining agreement covering employees of shipping agents. These agreements set industry-wide minimum standards. We have not had any labor problems with our employees under this collective bargaining agreement and consider our workplace and labor union relations to be good.

Environmental and Other Regulation

        Government regulation significantly affects the ownership and operation of our tankers. They are subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered.

        A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators and oil companies. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our tankers. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

        We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that will emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, such future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

  Environmental Regulation—IMO

        In 1992, the International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of marine pollution by ships), adopted regulations that set forth pollution prevention requirements applicable to tankers. These regulations, which have been adopted by more than 150 nations, including many of the jurisdictions in which our tankers operate, provide, in part, that:

  •
  tankers between 25 and 30 years old must be of double-hull construction or of a mid-deck design with double sided construction, unless (1) they have wing tanks or double-bottom spaces not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull or bottom; or (2) they are capable of hydrostatically balanced loading (loading less cargo into a tanker so that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

  •
  tankers 30 years old or older must be of double-hull construction or mid-deck design with double sided construction; and

  •
  all tankers are subject to enhanced inspections.

        Also, under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

  •
  is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

  •
  commences a major conversion or has its keel laid on or after January 6, 1994; or

  •
  completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

        Effective September 2002, the IMO accelerated its existing timetable for the phase-out of single-hull oil tankers. These regulations require the phase-out of most single-hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks. After 2007, the maximum permissible age for single-hull tankers will be 26 years. Our 2 Handysize tankers, or 5% of our fleet by dwt, will be phased out from carrying oil and oil products as of 2015. Compliance with the new regulations regarding inspections of all tankers, however, could adversely affect our operations. Under current regulations, retrofitting will enable a tanker to operate until the earlier of 25 years of age and the anniversary date of its delivery in 2017. However, as a result of the oil spill in November 2002 relating to the loss of the M/T Prestige, which was owned by a company not affiliated with us, in December 2003 the Marine Environmental Protection Committee of the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of single-hull tankers from 2015 to 2010 unless the relevant flag state, in a particular case, extends the date to 2015. This proposed amendment will come into effect in April 2005 unless objected to by a sufficient number of member states. This accelerated phase out, if adopted, could result in our 2 single-hull vessels being unable to carry crude oil and oil products in many markets after 2010.

        The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004 and will become effective in May 2005. Annex VI, when it becomes effective, will set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We are formulating a plan to comply with the Annex VI regulations once they come into effect. Compliance with these regulations could require the installation of expensive emission control systems and could have an adverse financial impact on the operation of our vessels. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our ships.

        Under the International Safety Management Code, or ISM Code, promulgated by the IMO, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We will rely upon the safety management system that we and our third party technical managers have developed.

        The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have the requisite documents of compliance for our offices and safety management certificates for all of our tankers for which the certificates are required by the IMO. We are required to renew these documents of compliance and safety management certificates annually.

        Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.

        Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969. Under this convention, if the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment to the Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability is limited to approximately $6.5 million plus $909 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to approximately $129.3 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on May 10, 2004. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover the liability under the plan adopted by the IMO.

  U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

        The United States regulates the tanker industry with an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, consisting primarily of the U.S. Oil Pollution Act of 1990, or OPA, and the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. CERCLA applies to the discharge of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

        Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

  •
  natural resource damages and related assessment costs;

  •
  real and personal property damages;

  •
  net loss of taxes, royalties, rents, profits or earnings capacity;

  •
  net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

  •
  loss of subsistence use of natural resources.

        OPA limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. CERCLA, which applies to owners and operators of tankers, contains a similar liability regime and provides for cleanup and removal of hazardous substances and for natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million.

        These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.

        OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. Under these regulations, an owner or operator of more than one tanker is required to obtain a certificate of responsibility for each vessel in the fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. We have provided evidence of financial responsibility in the form of guarantees issued by a guarantor approved by the U.S. Coast Guard and received certificates of financial responsibility from the U.S. Coast Guard for each of our vessels that calls in U.S. waters.

        We insure each of our vessels with pollution liability insurance in the maximum commercially available amount of $1.0 billion per incident per vessel. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business.

        OPA also amended the Federal Water Pollution Control Act to require owners or operators of tankers operating in the waters of the United States to file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

  •
  address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge";

  •
  describe crew training and drills; and

  •
  identify a qualified individual with full authority to implement removal actions.

        Vessel response plans for our tankers operating in the waters of the United States have been approved by the U.S. Coast Guard. In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. We are responsible for ensuring our vessels comply with any additional regulations.

        OPA does not prevent individual states from imposing their own liability regimes with respect to oil pollution incidents occurring within their boundaries. In fact, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

  European Union Tanker Restrictions

        In July 2003, in response to the M/T Prestige oil spill in November 2002, the European Union adopted legislation that prohibits all single-hull tankers from entering into its ports or offshore terminals by 2010. The European Union has also banned all single-hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single-hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. The European Union is also considering legislation that would: (1) ban manifestly sub-standard vessels (defined as those more than 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The sinking of the M/T Prestige and resulting oil spill in November 2002 has led to the adoption of other environmental regulations by certain European Union nations, which could adversely affect the remaining useful lives of all of our tankers and our ability to generate income from them. For example, Italy announced a ban of single-hull crude oil tankers over 5,000 dwt from most Italian ports, effective April 2001. Spain has announced a similar prohibition. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

  Vessel Security Regulations

        Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (MTSA) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea (SOLAS) created a new chapter of the convention dealing specifically with maritime security. The new chapter is scheduled to go into effect in July 2004 and will impose various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security (ISPS) Code. Among the various requirements are:

  •
  on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

  •
  on-board installation of ship security alert systems;

  •
  the development of vessel security plans; and

  •
  compliance with flag state security certification requirements.

        The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. tankers from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate (ISSC) that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. We will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and ensure that our tankers attain compliance with all applicable security requirements within the prescribed time periods. We do not believe these additional requirements will have a material financial impact on our operations.

  Inspection by Classification Societies

        Every seagoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

        The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

        For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

        Annual Surveys:    For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

        Intermediate Surveys:    Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

        Class Renewal Surveys:    Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

        At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

        All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

        Most vessels are also dry-docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the ship owner within prescribed time limits.

        Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being "in class" by the American Bureau of Shipping, Lloyd's Register of Shipping or Det Norske Veritas. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

Risk of Loss and Liability Insurance

  General

        The operation of any cargo vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market. While we carry loss of hire insurance to cover nearly 100% of our fleet, we may not be able to maintain this level of coverage. Furthermore, while we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

  Hull and Machinery Insurance

        We have obtained marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all of our vessels. The vessels are each covered up to at least fair market value, with deductibles of $100,000 per vessel per incident, except for the 4 Suezmax tankers, which have deductibles of $200,000 per vessel per incident. We also arranged increased value coverage for each vessel. Under this increased value coverage, in the event of total loss of a vessel, we will be able recover for amounts not recoverable under the hull and machinery policy by reason of any under-insurance.

  Protection and Indemnity Insurance

        Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs." Subject to the "capping" discussed below, our coverage, except for pollution, is unlimited.

        Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The fourteen P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I Association has capped its exposure to this pooling agreement at

$4.25 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.

Competition

        We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. We arrange our time charters and voyage charters in the spot market through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete primarily with owners of tankers in the Suezmax and Handymax class sizes. Ownership of tankers is highly fragmented and is divided among major oil companies and independent tanker owners.

Legal Proceedings

  Proceedings against us

        We are party, as plaintiff or defendant, to a variety of lawsuits for damages arising principally from personal injury and property casualty claims. Most claims are covered by insurance, subject to customary deductibles. We believe that these claims will not, either individually or in the aggregate, have a material adverse effect on us, our financial condition or results of operations. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had a significant effect on our financial position, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position.

Properties

        We have no freehold or leasehold interest in any real property. We lease office space in Athens, Greece from Pyramis Technical Co., SA which is wholly-owned by John Pistiolis, the father of our Chief Executive Officer.

Credit Facility

        As of the date of this prospectus, the outstanding balance of our credit facility with the Royal Bank of Scotland, which matures in 2012, is $219.7 million. The credit facility is divided into two tranches, tranche A and tranche B, comprising of up to $197 million and up to $25 million, respectively. The interest rate for the first $98.5 million of tranche A is LIBOR, whereas with respect to the remaining $98.5 million of tranche A, we have entered into a four year swap agreement with the Royal Bank of Scotland for a fixed interest rate of 3.61%. In addition to these interest rates, tranche A is subject to a bank spread, which will be adjusted quarterly to 100 basis points if the ratio of the outstanding loan balance to the aggregate value of our vessels securing the loan is less than or equal to 60%; 112.5 basis points if this ratio is greater than 60% but less than 70%; or 125 basis points if this ratio is greater than 70%. The interest rate on tranche B is LIBOR, plus an initial 175 basis points spread, which will increase to 200 basis points beginning on January 1, 2005.

        The loan agreement contains, among other things, financial covenants requiring the Company to ensure that the aggregate value of the mortgaged vessels at all times exceed 130% of the aggregate outstanding principal amount under the loan and to maintain minimum cash balances with the lender in the amount of $10 million on a monthly average basis and $5 million at all times. The Company is permitted to pay dividends under the loan so long as it is not in default of a loan covenant.

        We are obligated to repay the principal amount of tranche A in 16 consecutive semi-annual installments of $10 million, each commencing no later than March 31, 2005, together with a final installment of $37 million and we are obligated to repay the principal amount of the loans under the tranche B in 4 consecutive semi-annual installments of $6.25 million each, commencing no later than February 28, 2005. Each semi-annual payment under tranche B was reduced to $5.67 million due to our repayment of $2.31million in connection with the sale of the vessel M/T Tireless in September 2004. The credit facility requires that any proceeds from the sale of the M/T Med Prologue or the M/T Yapi must first be used to repay the outstanding balance on tranche B. The credit facility allows us, subject to certain conditions, to defer up to two non-consecutive payments of the first ten scheduled principal payments on the tranche A of $10 million each, provided that a fee of 1% shall be payable on any deferred installment and a maximum of $20,000,000 may be deferred at any time.

MANAGEMENT

Directors and Executive Officers

        Set forth below are the names, ages and positions of our directors, executive officers and key employees. Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three-year term. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Name	Age	Position

Thomas F. Jackson	56	Director and Chairman of the Board
Evangelos J. Pistiolis	31	Director, President and Chief Executive Officer
Stamatios N. Tsantanis	32	Director and Chief Financial Officer
Vangelis G. Ikonomou	39	Director and Executive Vice President
Michael G. Docherty	45	Director
Christopher J. Thomas	44	Director
Roy Gibbs	55	Director
Stavros Emmanuel	62	Chief Operating Officer of TOP Tanker Management Inc.
George Goumopoulos	55	Chief Technical Officer of TOP Tanker Management Inc.
Eirini Alexandropoulou	32	Secretary

        Biographical information with respect to each of our directors and executives is set forth below.

        Thomas Jackson is the Chairman of our Board of Directors. In 2000, Mr. Jackson established Paralos Finance Corporation as a provider of financial consultancy services to select shipping companies. From 1967 to 1999, Mr. Jackson served in a number of capacities with National Westminster Bank, including head of shipping in Greece. Mr. Jackson is an Associate of the Chartered Institute of Bankers (ACIB).

        Evangelos J. Pistiolis founded our company in 2000, is our President and Chief Executive Officer and serves on our Board of Directors. Mr. Pistiolis graduated from Southampton Institute of Higher Education in 1999 where he studied shipping operations and from Technical University of Munich in 1994 with a bachelor's degree in mechanical engineering. His career in shipping started in 1992 when he was involved with the day to day operations of a small fleet of dry bulk carriers. From 1994 through 1995 he worked at Howe Robinson & Co. Ltd., a London shipbroker specializing in container vessels. While studying at the Southampton Institute of Higher Education, Mr. Pistiolis oversaw the daily operations of Compass United Maritime Container Vessels, a ship management company located in Greece.

        Stamatios N. Tsantanis is our Chief Financial Officer and serves on our Board of Directors. Mr. Tsantanis was employed by Alpha Finance, a member of the Alpha Bank group, a leading Greek financial institution, from 1999 to 2004. In his capacity as a senior investment banker he participated in a number of equity, debt and convertible securities offerings in Europe and the United States in the transportation sector and shipping in particular. Prior to that, Mr. Tsantanis worked in the operations department of Athlomar Shipping and Trading. Mr. Tsantanis holds a Masters degree in Shipping Trade and Finance from the City University Business School in London, and a Bachelors degree in Shipping Economics from the University of Piraeus.

        Vangelis G. Ikonomou is our Executive Vice President and serves on our Board of Directors. Mr. Ikonomou has been the Commercial Director of Primal Tankers Inc. since 2002. From 2000 to 2002, Mr. Ikonomou worked with George Moundreas & Company S.A. where he was responsible for the purchase and sale of second-hand vessels and initiated and developed a shipping industry research department. Mr. Ikonomou worked, from 1993 to 2000, for Eastern Mediterranean Maritime Ltd., a ship management company in Greece, in the commercial as well as the safety and quality departments. Mr. Ikonomou holds a Masters degree in Shipping Trade and Finance from the City University Business School in London, a Bachelors degree in Business Administration from the University of Athens in Greece and a Navigation Officer Degree from the Higher State Merchant Marine Academy in Greece.

        Michael G. Docherty serves on our Board of Directors. Mr. Docherty is a founding partner of Independent Average Adjusters Ltd., an insurance claims adjusting firm located in Athens, Greece, which he co-founded in 1997. Mr. Docherty has 23 years of international experience handling maritime insurance claims.

        Christopher J. Thomas serves on our Board of Directors. Since November 2001, Mr. Thomas has been an independent financial consultant to numerous international shipowning and operating companies. From 1999 to 2001, Mr. Thomas was the chief financial officer and a director of Excel Maritime Carriers Ltd., an international shipping company listed on the American Stock Exchange under the symbol "EXM." Prior to joining Excel, he was Financial Manager of Cardiff Marine Inc. Mr. Thomas holds a degree in Business Administration from Crawley University, England.

        Roy Gibbs serves on our Board of Directors. Mr. Gibbs has been the chief executive officer of Standard Chartered Grindlays Bank, Greece, formerly ANZ Grindlays, since 1992. From 1988 to 1992, Mr. Gibbs was the chief manager of domestic banking at ANZ Grindlays, London. Prior to that he was assistant director for property, construction and shipping at ANZ London. Mr. Gibbs joined National and Grindlays Bank in 1965.

        Captain Stavros Emmanuel is the Chief Operating Officer of TOP Tanker Management, Inc. Prior to joining TOP Tanker Management, Captain Emmanuel served as General Manager of Primal Tankers Inc., where his responsibilities included chartering, operations and technical management. Prior to joining Primal Tankers in 2000, Captain Emmanuel worked in various management capacities for Compass United Maritime Container Vessels. Captain Emmanuel obtained a Naval Officers degree from ASDEN Nautical Academy of Aspropirgos, Greece and earned a Master Mariners degree in 1971.

        George Goumopoulos is the Chief Technical Officer of TOP Tanker Management, Inc. Prior to joining TOP Tanker Management, Mr. Goumopoulos served as Technical Manager of Primal Tankers Inc. From 1981 to 2003 Mr. Goumopoulos worked for Athenian Sea Carriers as Fleet Manager, Deputy Technical Manager and finally as Technical Manager. Mr. Goumopoulos holds a Bachelor degree from the University of Michigan, USA in Marine Engineering and Naval Architecture, where he also completed his postgraduate studies in the same fields. He holds a Diploma from NTUA (EMA Athens) in Marine Engineering and Electrical Engineering.

        Eirini Alexandropoulou is our Secretary. Ms. Alexandropoulou's principal occupation for the past 5 years is as a legal advisor providing legal services to ship management companies with respect to corporate and commercial as well as shipping and finance law issues in Greece. From 2001 to 2004, Ms. Alexandropoulou served as a legal advisor to Eurocarriers SA, a ship manager. Most recently, from 2000 to 2001, Ms. Alexandropoulou served as a legal advisor to Belize's ship registry office in Piraeus. Ms. Alexandropoulou has been a member of the Athens Bar Association since 1997 and has a law degree from the Law Faculty of the University of Athens.

Committees of the Board of Directors

        We have established an audit committee comprised of three members which will be responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. Each member is an independent director. While we are exempt from Nasdaq National

Market rules on independent directors, we intend to conform to those rules. We have established a compensation committee comprised of three members, which will be responsible for establishing executive officers' compensation and benefits. The members of the audit committee are Messrs. Docherty, Gibbs and Thomas and the members of the compensation committee are Messrs. Docherty, Jackson, and Thomas.

Compensation of Directors and Senior Management

        We did not pay any compensation to members of senior management or our directors for the fiscal year ended December 31, 2002 or for the fiscal year ended December 31, 2003. We did not pay any benefits in 2002 or 2003. Beginning in the fiscal year ending December 31, 2004, non-executive directors will receive annual fees in the aggregate amount of $210,000 plus reimbursement of their out-of-pocket expenses. We do not have a retirement plan for our officers or directors.

Equity Incentive Plan

        Subject to shareholder approval or the receipt of an exemption from Nasdaq, we expect to adopt an equity incentive plan, or the Proposed Plan, which will entitle our officers, key employees and directors to receive options to acquire common stock. A total of 1,000,000 shares of common stock will be reserved for issuance under the Proposed Plan. The Proposed Plan will be administered by our board of directors. The Proposed Plan will also provide for the issuance of stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units, and performance shares at the discretion of our board of directors. The Proposed Plan will expire 10 years from the date of its adoption.

Employment Agreements

        We have entered into employment agreements with Evangelos Pistiolis, our President, Chief Executive Officer and Director, Stamatios Tsantanis, our Chief Financial Officer and Director and Vangelis Ikonomou, our Executive Vice President and Director. Each of these employment agreements has an initial term of three years, which will be automatically extended for successive one-year terms unless either party gives a notice of non-renewal at least 60 days prior to expiration of the then applicable term.

PRINCIPAL SHAREHOLDERS

        The following table sets forth information regarding (i) the owners of more than five percent of our common stock that we are aware of and (ii) the total amount of capital stock owned by all of our officers and directors, individually and as a group, in each case as of October 14, 2004, and after giving effect to this offering. All of the shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class Before Common Stock Offering	After Common Stock Offering(1)
Common Stock, par value $.01 per share	Sovereign Holdings Inc.*	1,220,000	6.7%	[ ]	%
	Kingdom Holdings Inc.**	3,728,570	20.4%	[ ]	%
	Evangelos Pistiolis***	1,220,000	6.7%	[ ]	%
	DePrince, Race & Zollo, Inc.****	1,875,300	10.26%	[ ]	%
	All officers and directors as a group	1,220,000	6.7%	[ ]	%

*
A company wholly owned by our President, Chief Executive Officer and Director, Evangelos Pistiolis. At our request [    ] shares will be offered to Sovereign Holdings by the underwriters.

**
A company owned primarily by another adult member of the Pistiolis family and to a limited extent by a third party. At our request [    ] shares will be offered to Kingdom Holdings by the underwriters.

***
By virtue of the shares owned indirectly through Sovereign Holdings Inc.

****
Based on the Schedule 13G filed on October 12, 2004.

(1)
Does not give effect to the exercise of the underwriters' over-allotment option.

RELATED PARTY TRANSACTIONS

        We lease office space in Athens, Greece from Pyramis Technical Co., SA, which is wholly-owned by John Pistiolis, the father of our Chief Executive Officer. We believe that the rates of our lease are no greater than would be incurred with a third party on an arm's length basis. During 2000 we provided a short-term non interest bearing loan to three affiliated shipowning companies, each owning a container vessel, for an amount of approximately $1.7 million for working capital purposes. During 2001 these affiliated companies sold their container vessels and became dormant. The proceeds from the sales were not sufficient to fully repay the amounts due to us and an amount of approximately $1.3 million was written-off as uncollectible in the accompanying 2001 consolidated statement of income.

REGISTRAR AND TRANSFER AGENT

        The registrar and transfer agent for the common stock is Computershare Investor Services LLC.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have 19,749,158 shares of common stock outstanding or [    ] shares if the underwriters' over-allotment option is exercised in full. Of these shares, only [    ] shares, or [    ] shares if the underwriters' over-allotment option is exercised in full, will be freely transferable in the United States without restriction under the Securities Act, except for any shares purchased by one of our "affiliates", which will be subject to the resale limitations of Rule 144 under the Securities Act. At our request, a total of [    ] shares are being offered by the underwriters to two of our major shareholders, Sovereign Holdings, a company wholly-owned by Evangelos Pistiolis, and Kingdom Holdings, a company wholly-owned primarily by another adult member of the Pistiolis family and to a limited extent by a third party. The restricted securities held by Sovereign Holdings are subject to a lock-up agreement entered in conjunction with our initial public offering which will expire on July 18, 2005 and the restricted securities held by Kingdom Holdings are subject to a lock-up agreement entered in conjunction with our initial public offering which will expire on January 19, 2005. Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or under an exemption from those registration requirements, such as the exemptions provided by Rule 144, Regulation S and other exemptions under the Securities Act.

        In general, under Rule 144 as currently in effect, a person or persons whose shares are aggregated, who owns shares that were acquired from the issuer or an affiliate at least one year ago, would be entitled to sell within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock, which would be approximately $197,000 shares immediately after this offering, or (ii) an amount equal to the average weekly reported volume of trading in shares of our common stock on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales in reliance on Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us. A person or persons whose shares are aggregated, who is not deemed to have been one of our affiliates at any time during the 90 days immediately preceding the sale may sell restricted securities in reliance on Rule 144(k) without regard to the limitations described above, provided that two years have expired since the later of the date on which the same restricted securities were acquired from us or one of our affiliates. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that same issuer.

        Our directors and officers and some of our management employees have agreed during the period from the date of the prospectus and continuing to January 19, 2005, not to offer, sell, contract to sell or otherwise dispose of any of our securities which are substantially similar to the common stock or which are convertible or exchangeable into securities which are substantially similar to the common stock, without the prior written consent of Cantor Fitzgerald & Co.

        As a result a result of these lock-up agreements and rules of the Securities Act, the restricted shares will be available for sale in the public market, subject to certain volume and other restrictions, as mentioned above, as follows:

Date After the Date of this Prospectus	Number of Shares Eligible for Sale	Comment
Date of this prospectus		Shares not locked up and eligible for sale freely or under Rule 144
January 19, 2005		Lock-up released; shares eligible for sale under Rule 144
July 18, 2005		Lock-up released; shares eligible for sale under Rule 144

        No prediction can be made as to the effect, if any, that future sales or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market, including shares issued upon the exercise of options that may be granted under any employee stock option or employee stock award plan of ours, or the perception that those sales may occur, could adversely affect prevailing market prices for our common stock.

DESCRIPTION OF CAPITAL STOCK

        Under our articles of incorporation, our authorized capital stock consists of 50,000,000 shares of common stock, par value $.01 per share, of which 18,278,570 shares are issued and outstanding. All of our shares of stock are in registered form.

Common Stock

        As of the date of this prospectus, we have 18,278,570 shares of common stock outstanding out of 50,000,000 shares authorized to be issued. Upon consummation of this offering, we will have outstanding 19,557,343 shares of common stock or 19,749,158 shares if the underwriters' over-allotment option is exercised in full. Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of common stock are, and the shares to be sold in this offering when issued and paid for will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future.

Other Matters

        Our Articles of Incorporation and Bylaws.    Our purpose, as stated in Section B of our Articles of Incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act. Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders.

        Under our bylaws, annual shareholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by shareholders holding not less than one-tenth of all the outstanding shares entitled to vote at such meeting. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

        Directors.    Our directors are elected by a majority of the votes cast by shareholders entitled to vote. There is no provision for cumulative voting.

        The board of directors must consist of at least one member. Shareholders may change the number of directors only by the affirmative vote of holders of a majority of the outstanding common stock. The board of directors may change the number of directors only by a majority vote of the entire board. Each director shall be elected to serve until the next annual meeting of shareholders and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. The board of directors has the authority to fix the amounts which shall be payable to the members of our board of directors for attendance at any meeting or for services rendered to us.

        Dividends.    While we cannot assure you that we will continue to do so, and subject to the limitations discussed below, we currently intend to pay regular cash dividends on a quarterly basis, beginning with a dividend of $0.21 per share in January 2005.

        Declaration and payment of any dividend is subject to the discretion of our Board of Directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent.

        Dissenters' Rights of Appraisal and Payment.    Under the Business Corporation Act of the Republic of the Marshall Islands, or BCA, our shareholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of the articles, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the circuit court in the judicial circuit in the Marshall Islands in which our Marshall Islands office is situated. The value of the shares of the dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

        Shareholders' Derivative Actions.    Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

        Anti-takeover Provisions of our Charter Documents.    Several provisions of our articles of incorporation and by-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock

        Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 20,000,000 shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors

        Our articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Election and Removal of Directors

        Our articles of incorporation prohibit cumulative voting in the election of directors. Our by-laws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our articles of incorporation also provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Shareholders

        Our articles of incorporation and our by-laws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our articles of incorporation and our by-laws provide that, subject to certain exceptions, only our board of directors may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

CERTAIN MARSHALL ISLANDS COMPANY CONSIDERATIONS

        Our corporate affairs are governed by our articles of incorporation and bylaws and by the Business Corporation Act of the Republic of the Marshall Islands, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. For example, the BCA allows the adoption of various anti-takeover measures such as shareholder "rights" plans. While the BCA also provides that it is to be in interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we can not predict whether Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders' rights.

Marshall Islands		Delaware
Shareholder Meetings
•	Held at a time and place as designated in the bylaws	•	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors
•	May be held within or without the Marshall Islands	•	May be held within or without Delaware
•	Notice:	•	Notice:
	• Whenever shareholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting and indicate that it is being issued by or at the direction of the person calling the meeting		• Whenever stockholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any
	• A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting		• Written notice shall be given not less than 10 nor more than 60 days before the meeting
Shareholder's Voting Rights
•	Any action required to be taken by meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote	•	Stockholders may act by written consent to elect directors
•	Any person authorized to vote may authorize another person to act for him by proxy	•	Any person authorized to vote may authorize another person or persons to act for him by proxy
•	Unless otherwise provided in the articles of incorporation a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one third of the shares entitled to vote at a meeting	•	For non-stock companies, certificate of incorporation or bylaws may specify the number of members to constitute a quorum. In the absence of this, one-third of the members shall constitute a quorum
•	No provision for cumulative voting	•	For stock corporations, certificate of incorporation or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum
		•	The certificate of incorporation may provide for cumulative voting
Directors
•	Board must consist of at least one member	•	Board must consist of at least one member
•	Number of members can be changed by an amendment to the bye-laws, by the shareholders, or by action of the board	•	Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate
•	If the board is authorized to change the number of directors,it can only do so by an absolute majority (majority of the entire board)

Dissenter's Rights of Appraisal
•	Shareholder's have a right to dissent from a merger or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares	•	Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation
•	A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:
• Alters or abolishes any preferential right of any outstanding shares having preference; or
• Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or
• Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or
• Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class
Shareholder's Derivative Actions
•	An action may be brought in the right of a corporation to procure a judgement in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law	•	In any derivative suit instituted by a stockholder or a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complains or that such stockholder's stock thereafter devolved upon such stockholder by operation of law
•	Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort
•	Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic
•	Attorney's fees may be awarded if the action is successful
•	Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000

TAX CONSIDERATIONS

        The following is a discussion of the material Marshall Islands and United States federal income tax considerations relevant to an investment decision by a U.S. Holder, as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities and investors whose functional currency is not the United States dollar, may be subject to special rules. This discussion deals only with holders who purchase common stock in connection with this offering. You should consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock.

Marshall Islands Tax Considerations

        In the opinion of Seward & Kissel LLP, the following are the material Marshall Islands tax consequences of our activities to us and shareholders of our common stock. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

United States Federal Income Tax Considerations

        In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us of our activities and to U.S. Holders, as defined below, of our common stock. The following discussion of United States federal income tax matters is based on the Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. The discussion below treats the Treasury Regulations promulgated in August of 2003 interpreting Code Section 883, which we refer to as the regulations, as being currently in effect even though the American Jobs Creation Act signed into law by President Bush in October 2004, postpones the effective date thereof until January 1, 2005 for calendar year taxpayers such as ourselves and our subsidiaries. The Company believes that notwithstanding such postponement, the discussion below accurately reflects our tax treatment for the current tax year since the regulations represent the IRS position on how Section 883 should be interpreted and applied. In addition, the discussion below is based, in part, on the description of our business as described in "Business" above and assumes that we conduct our business as described in that section. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. References in the following discussion to "we" and "us" are to TOP Tankers Inc. and its subsidiaries on a consolidated basis.

United States Federal Income Taxation of Our Company

  Taxation of Operating Income: In General

        Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as "shipping income," to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as "U.S.-source shipping income."

        Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We do not expect to engage in transportation that produces income which is considered to be 100% from sources within the United States.

        Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States Federal income tax.

        In the absence of exemption from tax under Section 883, our gross U.S. source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

  Exemption of Operating Income from United States Federal Income Taxation

        Under Section 883 of the Code and the regulations thereunder, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:

(1)
we are organized in a foreign country (our "country of organization") that grants an "equivalent exemption" to corporations organized in the United States; and

(2)
either

(A)
more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are "residents" of our country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States, which we refer to as the "50% Ownership Test," or

(B)
our stock is "primarily and regularly traded on an established securities market" in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, which we refer to as the "Publicly-Traded Test".

        The Marshall Islands, Cyprus and Liberia, the jurisdictions where our ship-owning subsidiaries are incorporated, grant an "equivalent exemption" to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. Prior to this offering the Publicly-Traded Test will be satisfied. After this offering and assuming that the common stock continues to be listed on the Nasdaq National Market, we anticipate being able to continue to satisfy the Publicly-Traded Test, as discussed below.

        The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock, which is our sole class of issued and outstanding stock, is and we anticipate will continue to be "primarily traded" on the Nasdaq National Market.

        Under the regulations, our common stock will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing 50% or more of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market which we refer to as the listing threshold. Since our common stock will be the sole class of stock listed on the Nasdaq National Market, we will satisfy the listing requirement.

        It is further required that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock be traded on the market, other than in minimal quantities, on at least

60 days during the taxable year or one-sixth of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we will satisfy the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as we expect to be the case with our common stock, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

        Notwithstanding the foregoing, the regulations provide, in pertinent part, that each class of our stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of each class of our outstanding shares of the stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of each class of our outstanding stock, which we refer to as the "5 Percent Override Rule."

        For purposes of being able to determine the persons who own 5% or more of our stock, or "5% Shareholders," the regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, or the "SEC," as having a 5% or more beneficial interest in our common stock. The regulations further provide that an investment company identified on a SEC Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% shareholder for such purposes.

        In the event the 5 Percent Override Rule is triggered, the regulations provide that the 5 Percent Override Rule will not apply if we can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are considered to be qualified shareholders for purposes of Section 883 to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of each class of our stock for more than half the number of days during such year.

        We currently anticipate that after this offering is completed, we will be able to satisfy the Publicly-Traded Test and will not be subject to the 5 Percent Override Rule. However, we can give no assurance this will be the case.

        Under the regulations, if we do not satisfy the Publicly-Traded Test and therefore are subject to the 5 Percent Override Rule or the 50% Ownership Test, we would have to satisfy certain substantiation requirements regarding the identity of our shareholders in order to qualify for the Code Section 883 exemption. These requirements are onerous and there is no assurance that we would be able to satisfy them.

        To the extent the benefits of Code Section 883 are unavailable, our U.S. source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

        To the extent the benefits of the Code Section 883 exemption are unavailable and our U.S. source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S. source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% "branch profits" taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its U.S. trade or business.

        Our U.S. source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:

  •
  We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

  •
  substantially all of our U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

        We do not have currently or intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S. source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

  United States Taxation of Gain on Sale of Vessels

        Regardless of whether we qualify for exemption under Code Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

United States Federal Income Taxation of U.S. Holders

        As used herein, the term "U.S. Holder" means a beneficial owner of common stock that

  •
  is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust,

  •
  owns the common stock as a capital asset, generally, for investment purposes, and

  •
  owns less than 10% of our common stock for United States federal income tax purposes.

        If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your tax advisor.

  Distributions

        Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar for dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as "passive income" or, in the case of certain types of U.S. Holders, "financial services income," for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

        Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a "U.S. Individual Holder") should be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through 2008) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the Nasdaq National Market); (2) we are not a passive foreign investment company, a foreign personal holding company or a foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are or will be); and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 120-day period beginning 60 days before the date on which the common stock becomes ex-dividend. Special rules may apply to any "extraordinary dividend"—generally, a dividend in an amount which is equal to or in excess of ten percent of a shareholder's adjusted basis (or, at the election of the U.S. Individual Holder, the stock's then fair market value) in a share of common stock—paid by us. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend. Therefore, there is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

  Sale, Exchange or other Disposition of Common Stock

        Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

  Passive Foreign Investment Company Status and Significant Tax Consequences

        Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company for United States federal income tax purposes. In general, we will be treated as a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either

  •
  at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

  •
  at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

        For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25 percent of the value of the subsidiary's stock.

Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

        Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we were a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

        As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common stock, as discussed below.

  Taxation of U.S. Holders Making a Timely QEF Election

        If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder," the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF election with respect to any year that our company is a passive foreign investment company by filing one copy of IRS Form 8621 with his United States federal income tax return and a second copy in accordance with the instructions to such form. If we were to be treated as a passive foreign investment company for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the qualified electing fund election described below.

  Taxation of U.S. Holders Making a "Mark-to-Market" Election

        Alternatively, if we were to be treated as a passive foreign investment company for any taxable year and, as we anticipate, our stock is treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury

Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder's adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

  Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

        Finally, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

  •
  the excess distribution or gain would be allocated ratably over the Non-Electing Holders aggregate holding period for the common stock;

  •
  the amount allocated to the current taxable year would be taxed as ordinary income; and

  •
  the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

        These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common stock. If a Non-Electing Holder who is an individual dies while owning our common stock, such holders successor generally would not receive a step-up in tax basis with respect to such stock.

United States Federal Income Taxation of "Non-U.S. Holders"

        A beneficial owner of common stock that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

  Dividends on Common Stock

        Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

  Sale, Exchange or Other Disposition of Common Stock

        Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

  •
  the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

  •
  the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

        If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

  Backup Withholding and Information Reporting

        In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements and backup withholding tax if you are a non-corporate U.S. Holder and you:

  •
  fail to provide an accurate taxpayer identification number;

  •
  are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

  •
  in certain circumstances, fail to comply with applicable certification requirements.

        Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

        If you sell your common stock to or through a United States office or broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common stock through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

        Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        We estimate the expenses in connection with the issuance and distribution of our common stock in this offering, other than underwriting discounts and commissions, as follows:

SEC Registration Fee		$3,167.50
Printing and Engraving Expenses
Legal Fees and Expenses
Accountants' Fees and Expenses
Blue Sky Fees and Expenses
Transfer Agent's Fees and Expenses
Miscellaneous Costs

Total	$

UNDERWRITING

        Subject to the terms and conditions stated in the underwriting agreement dated [    ], 2004 between ourselves and the underwriters, each of the underwriters named below has severally agreed to purchase, and we have agreed to sell to each named underwriter, the number of shares set forth opposite the name of each underwriter.

Underwriters	Number of Shares
Cantor Fitzgerald & Co.(1)
DZ Financial Markets LLC(2)
Hibernia Southcoast Capital, Inc.(3)

Total

(1)
135 East 57th Street, New York, NY 10022.

(2)
609 Fifth Avenue, New York, NY 10017.

(3)
909 Poydras Street, Suite 100, New Orleans, LA 70112.

Over-Allotment Option

        We have granted the underwriters a 30-day option to purchase up to an aggregate of [    ] additional common shares at the public offering price set forth on the cover page of this prospectus less underwriting discounts and commissions. This option may be exercised at any time, and from time to time, to cover over-allotments, if any. To the extent that the option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares proportionate to the underwriter's initial commitment as indicated in the preceding table, and we will be obligated, pursuant to the option, to sell these shares to the underwriters.

Commissions and Expenses

        The underwriters have advised us that the underwriters propose to offer our common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, who may include the underwriters, at such offering price less a selling concession not in excess of $[    ] per share. After this offering, the underwriters may change the public offering price and other offering terms.

        The following table summarizes the underwriting discounts and commissions that we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase up to [    ] additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay us for the shares.

	No Exercise	Full Exercise
Per Share

Total

        We estimate that the total expenses of this offering, excluding underwriting discounts and commissions paid by us, will be approximately $[    ].

Listing

        Our common stock is listed on the Nasdaq National Market under the symbol "TOPT."

Stabilization, Short Positions and Penalty Bids

        The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended, or the Exchange Act:

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Stabilizing transactions permit bids to purchase our common stock so long as the stabilizing bids do not exceed a specified maximum.

  •
  Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, which is called a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase shares in this offering.

  •
  Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Passive Market Making

        In connection with this offering, the underwriters may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

Lock-Up Agreements

        In conjunction with our inital public offering, our executive officers and directors and Kingdom Holdings, which owns approximately 20% of our common stock, entered into lock-up agreements under which they agreed not to, without the prior written consent of Cantor Fitzgerald & Co., directly or indirectly, offer for sale, sell, pledge or otherwise dispose of any of our common stock or securities convertible into or exchangeable for our common stock for a period which will expire on January 19, 2005. This excludes shares held by our Chief Executive Officer who has entered into a lock-up agreement which will expire on July 18, 2005.

Directed Shares

        At our request, [        ] shares will be offered to Sovereign Holdings, a company wholly-owned by Mr. Evangelos Pistiolis, and [        ] shares will be offered to Kingdom Holdings, a company owned by another adult member of the Pistiolis family and to a limited extent by a third party, in this offering.

Indemnification

        We have agreed to indemnify the underwriters against liabilities relating to this offering, including certain liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Internet Distributions

        A prospectus in electronic format may be made available on the web sites maintained by the underwriters. The underwriters may agree to allocate a number of shares to selling group members for the sale to their online brokerage account holders.

LEGAL MATTERS

        The validity of the common stock will be passed upon for us by Seward & Kissel LLP, New York, New York with respect to matters of U.S. and Republic of Marshall Islands law. The underwriters have been represented by Morgan, Lewis & Bockius LLP, New York, New York.

EXPERTS

        The consolidated financial statements of TOP Tankers Inc. at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, appearing in this prospectus and registration statement have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A., Athens, Greece, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The sections in this prospectus entitled "Prospectus Summary" and "The International Tanker Market," have been reviewed by Clarksons Research Studies, which has confirmed to us that they accurately describe the international tanker market, subject to the availability and reliability of the data supporting the statistical information presented in this prospectus, as indicated in the consent of Clarksons Research Studies filed as an exhibit to the registration statement on Form F-1 under the Securities Act of which this prospectus is a part.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form F-1 under the Securities Act with respect to the common stock offered hereby. For the purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we filed. Each statement made in this prospectus concerning a document filed as an exhibit to the registration statement is qualified by reference to that exhibit for a complete statement of its provisions. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

        We will furnish holders of common stock with annual reports containing audited financial statements and a report by our independent public accountants, and intend to make available quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. The audited financial statements will be prepared in accordance with United States generally accepted accounting principles and those reports will include a "Management's Discussion and Analysis of Financial Condition and Results of Operations" section for the relevant periods. As a "foreign private issuer," we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, but, are required to furnish proxy statements to shareholders under Nasdaq National Market rules. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a "foreign private issuer," we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

TOP TANKERS INC.
(FORMERLY OCEAN HOLDINGS INC.)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
TOP TANKERS INC.
(Formerly Ocean Holdings Inc.)

        We have audited the accompanying consolidated balance sheets of TOP TANKERS INC., a Marshall Islands company, (the "Company"), as of December 31, 2002 and 2003 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the condensed financial information listed in the Index as Schedule I: Item 8(b). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TOP TANKERS INC. at December 31, 2002 and 2003 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
May 21, 2004

TOP TANKERS INC.
(FORMERLY OCEAN HOLDINGS INC.)

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2003

(Expressed in thousands of U.S. Dollars—except share and per share data)

	2002	2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	94	2,343
Accounts receivable trade	129	818
Insurance claims	278	1,065
Inventories (Note 4)	289	509
Prepayments and other	55	127

Total current assets	845	4,862

FIXED ASSETS:
Vessels (Notes 5 and 8)	36,396	55,946
Accumulated depreciation (Note 5)	(4,268)	(7,872)

Net Book Value	32,128	48,074

Total fixed assets	32,128	48,074

OTHER NON CURRENT ASSETS:
Deferred charges, net (Note 6)	508	2,356
Due from related parties (Note 3)	168	319
Restricted cash	—	300

Total assets	33,649	55,911

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 8)	2,600	4,085

Accounts payable, trade	1,144	3,027
Due to related parties (Note 3)	309	105
Accrued liabilities (Note 7)	374	694
Unearned revenue	—	1,155

Total current liabilities	4,427	9,066

LONG-TERM DEBT, net of current portion (Note 8)	20,450	30,526

STOCKHOLDERS' EQUITY:
Common stock, $0.01 par value; 50,000,000 shares authorized; 6,000,000 shares issued and outstanding at December 31, 2002 and 2003. (Notes 13 and 17d)	60	60
Additional paid-in capital (Note 13)	6,867	13,351
Retained earnings	1,845	2,908

Total stockholders' equity	8,772	16,319

Total liabilities and stockholders' equity	33,649	55,911

The accompanying notes are an integral part of these consolidated statements.

TOP TANKERS INC.
(FORMERLY OCEAN HOLDINGS INC.)

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Expressed in thousands of U.S. Dollars—except share and per share data)

	2001	2002	2003
REVENUES:
Voyage revenues	13,344	11,426	23,085

EXPENSES:
Voyage expenses (Note 10)	4,413	3,311	5,937
Vessel operating expenses (Note 10)	3,345	4,553	8,420
Depreciation (Note 5)	1,337	2,213	3,604
Amortization of deferred charges (Note 6)	—	177	599
Management fees charged by a related party (Note 3)	384	673	1,686
General and administrative expenses	71	143	129
Operating income	3,794	356	2,710

OTHER INCOME (EXPENSES):
Interest and finance costs (Notes 8 and 11)	(779)	(993)	(1,336)
Interest income	30	6	1
Foreign currency gains (losses), net	3	(62)	(105)
Write-off of a related party receivable (Note 3)	(1,288)	—	—
Other, net (Note 12)	17	894	364

Total other income (expenses), net	(2,017)	(155)	(1,076)

Net Income	1,777	201	1,634

Earnings per share, basic and diluted (Notes 14 and 17d)	0.30	0.03	0.27

Weighted average number of shares, basic and diluted	6,000,000	6,000,000	6,000,000

The accompanying notes are an integral part of these consolidated statements.

TOP TANKERS INC.
(FORMERLY OCEAN HOLDINGS INC.)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Expressed in thousands of U.S. Dollars—except share and per share data)

	Comprehensive Income	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, December 31, 2000		60	4,588	1,211	5,859
Net income	1,777	—	—	1,777	1,777
Dividends paid (US dollars 0.08 per share)	—	—	—	(500)	(500)

Comprehensive income	1,777

BALANCE, December 31, 2001		60	4,588	2,488	7,136
Net income	201	—	—	201	201
Contributions to additional paid-in capital	—	—	2,279	—	2,279
Dividends paid (US dollars 0.14 per share)	—	—	—	(844)	(844)

Comprehensive income	201

BALANCE, December 31, 2002		60	6,867	1,845	8,772
Net income	1,634	—	—	1,634	1,634
Contributions to additional paid-in capital	—	—	6,484	—	6,484
Dividends paid (US dollars 0.10 per share)	—	—	—	(571)	(571)

Comprehensive income	1,634

BALANCE, December 31, 2003		60	13,351	2,908	16,319

The accompanying notes are an integral part of these consolidated statements.

TOP TANKERS INC.
(FORMERLY OCEAN HOLDINGS INC.)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Expressed in thousands of U.S. Dollars)

	2001	2002	2003
Cash Flows from Operating Activities:
Net income	1,777	201	1,634
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,337	2,213	3,604
Amortization of drydocking costs	—	177	599
Amortization and write off of deferred financing costs	31	161	121
Write-off of a related party receivable	1,288	—	—
(Increase) Decrease in:
Accounts receivable	568	87	(689)
Insurance claims	38	(278)	(787)
Inventories	(7)	(48)	(220)
Due from related parties	(61)	—	—
Prepayments and other	31	25	(72)
Increase (Decrease) in:
Accounts payable	(306)	497	1,883
Due to related parties	—	385	(204)
Accrued liabilities	(224)	228	320
Unearned revenue	729	(729)	1,155
Payments for drydocking	—	(510)	(2,414)

Net Cash from Operating Activities	5,201	2,409	4,930

Cash Flows from (used in) Investing Activities:
Vessel acquisitions	—	(18,547)	(19,550)
Advances to related parties	(431)	251	(151)
Increase in restricted cash	—	—	(300)

Net Cash used in Investing Activities	(431)	(18,296)	(20,001)

Cash Flows from (used in) Financing Activities:
Proceeds from long-term debt	—	15,550	25,850
Principal payments of long-term debt	(3,100)	(2,550)	(3,059)
Repayment of long-term debt	—	—	(11,230)
Contributions to additional paid-in capital	—	2,279	6,484
Payment of financing costs	—	(200)	(154)
Dividends paid	(500)	(844)	(571)

Net Cash from (used in) Financing Activities	(3,600)	14,235	17,320

Net increase (decrease) in cash and cash equivalents	1,170	(1,652)	2,249
Cash and cash equivalents at beginning of year	576	1,746	94

Cash and cash equivalents at end of year	1,746	94	2,343

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	851	727	1,045

The accompanying notes are an integral part of these consolidated statements.

TOP TANKERS INC.
(FORMERLY OCEAN HOLDINGS INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003

(Expressed in thousands of United States Dollars—
except share and per share data, unless otherwise stated)

1.     Basis of Presentation and General Information:

        The accompanying consolidated financial statements include the accounts of Top Tankers Inc. (formerly Ocean Holdings Inc.) ("Ocean") and its wholly-owned subsidiaries (the "Company"). Ocean was formed on January 10, 2000, under the laws of Marshall Islands and is the sole owner of all outstanding shares of the following subsidiaries:

  (a)
  Olympos Shipping Company Limited ("Olympos"), incorporated in the Marshall Islands on May 19, 2003, owner of the Marshall Islands flag 29,990 DWT (built in 1985), tanker vessel "Med Prologue" and Olympos Shipping Company Limited, incorporated in British Cayman Islands on December 23, 1999, former owner of vessel "Med Prologue", which was acquired on January 19, 2000.

  (b)
  Helidona Shipping Company Limited ("Helidona"), incorporated in the Marshall Islands on May 19, 2003, owner of the Marshall Islands flag 29,998 DWT (built in 1989), tanker vessel "Yapi" and Helidona Shipping Company Limited, incorporated in British Cayman Islands on August 3, 2000, former owner of vessel "Yapi", which was acquired on August 11, 2000.

  (c)
  Gramos Shipping Company Inc. ("Gramos"), incorporated in the Marshall Islands on January 14, 2003, owner of the Marshall Islands flag 45,720 DWT (built in 1992), tanker vessel "Faithful", which was acquired on July 28, 2003 and Vermio Shipping Company Limited, incorporated in the Marshall Islands on December 13, 2001, owner of vessel "Faithful" for the period from February 22, 2002 to July 27, 2003.

  (d)
  Rupel Shipping Company Inc. ("Rupel"), incorporated in the Marshall Islands on January 14, 2003, owner of the Marshall Islands flag 44,646 DWT (built in 1992) tanker vessel "Fearless", which was acquired on February 25, 2003.

  (e)
  Kalidromo Shipping Company Limited ("Kalidromo"), incorporated in the Marshall Islands on May 28, 2003, owner of the Marshall Islands flag 31,766 DWT (built in 1980) tanker vessel "Tireless", which was acquired on June 9, 2003.

        The Company is engaged in the ocean transportation of petroleum cargoes worldwide through the ownership and operation of the tanker vessels mentioned above.

        The operations of the vessels are managed by Primal Tankers Inc. (the "Manager"), a related Liberian corporation, which is wholly owned by the father of the Company's Chief Executive Officer, Evangelos Pistiolis. Prior to the initial public offering discussed in Note 17(f), Evangelos Pistiolis owned approximately 20% of the Company's common stock. The Manager has an office in Greece located at 109-111, Messogion Avenue 115 26 Athens Greece. The Manager provides the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, in exchange for a fixed fee (Note 3).

        Gross revenues for 2001, 2002 and 2003 included revenues deriving from charter agreements with significant charterers as follows (in percentages of total gross revenues):

Charterer	2001	2002	2003
A	12%	—	31%
B	—	20%	16%
C	10%	—	—
D	14%	—	—
E	—	21%	—
F	—	24%	—

2.     Significant Accounting Policies:

  (a)
  Principles of Consolidation:    The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States and include in each of the three years in the period ended December 31, 2003, the accounts and operating results of Top Tankers Inc. (formerly Ocean Holdings Inc.) and its wholly-owned subsidiaries referred to in Note 1. All significant intercompany balances and transactions have been eliminated in consolidation.

  (b)
  Use of Estimates:    The preparation of consolidated financial statements in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (c)
  Other Comprehensive Income:    The Company follows the provisions of Statement of Financial Accounting Standards "Statement of Comprehensive Income" (SFAS 130), which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity.

  (d)
  Foreign Currency Translation:    The functional currency of the Company is the U.S. Dollar because the Company's vessels operate in international shipping markets, which utilize the U.S. Dollar as the functional currency. The Company's accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income.

  (e)
  Cash and Cash Equivalents:    The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Restricted cash relates to minimum cash deposits required to be maintained with a bank for loan compliance purposes, which amounted to $300 at December 31, 2003.

  (f)
  Accounts Receivable—Trade:    The amount shown as Accounts Receivable—Trade at each balance sheet date, includes estimated recoveries from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

  (g)
  Insurance Claims:    Insurance claims are recorded on the accrual basis and represent the claimable expenses, net of deductibles, incurred through December 31 of each year, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities.

  (h)
  Inventories:    Inventories consist of bunkers, lubricants and consumable stores which are stated at the lower of cost or market. Cost is determined by the first in, first out method.

  (i)
  Vessel Cost:    Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for her initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, otherwise these amounts are charged to expense as incurred.

  (j)
  Impairment of Long-Lived Assets:    The Company uses SFAS 144 "Accounting for the Impairment or Disposal of Long-lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that, long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels. The review of the carrying amount in connection with the estimated recoverable amount for each of the Company's vessels, as of December 31, 2001, 2002 and 2003 indicated that no impairment loss is required.

  (k)
  Vessel Depreciation:    Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. With the exception of the vessel Tireless, Management estimates the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard (second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life). The useful life of the vessel Tireless is estimated to 28 years, which coincides with the validity of the class certificate. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

  (l)
  Accounting for Drydocking Costs:    The Company follows the deferral method of accounting for drydocking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next drydocking becomes due. Unamortized drydocking costs of vessels that are sold are written off to income in the year of the vessels' sale.

  (m)
  Financing Costs:    Fees incurred for obtaining new loans or refinancing existing ones are deferred and amortized to interest expense over the life of the related debt using the effective interest rate method. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing is made.

  (n)
  Pension and Retirement Benefit Obligations—Crew:    The ship-owning companies included in the consolidation, employ the crew on board, under short-term contracts (usually up to nine months) and accordingly, they are not liable for any pension or post retirement benefits.

  (o)
  Accounting for Revenue and Expenses:    Revenues are generated from voyage and time charter agreements. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. Probable losses on voyages are provided for in full at the time such losses can be estimated. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter. Vessel operating expenses are accounted for on the accrual basis. Unearned revenue represents cash received prior to year-end related to revenue applicable to periods after December 31 of each year.

  (p)
  Repairs and Maintenance:    All repair and maintenance expenses including major overhauling and underwater inspection expenses are expensed in the year incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of income.

  (q)
  Earnings per Share:    Basic earnings per share are computed by dividing net income by the weighted average number of common shares deemed outstanding during the year. Diluted earnings per share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities during the three year period ended December 31, 2003.

  (r)
  Segment Reporting:    The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e., spot or time charters. The Company does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

  (s)
  Derivatives:    The SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met. During each of the years in the three-year period ended December 31, 2003, the Company did not engage in any transaction with derivative instruments or have any hedging activities.

  (t)
  Recent Accounting Pronouncements:    In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51." The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities") and how to determine when and which business enterprise (the "primary beneficiary") should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, make additional disclosures. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003.

    In December 2003, the FASB issued FIN No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46-R") to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows:

    (i)
    Special purpose entities ("SPEs") created prior to February 1, 2003. The Company must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003.

    (ii)
    Non-SPEs created prior to February 1, 2003. The Company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.

    (iii)
    All entities, regardless of whether a SPE, that were created subsequent to January 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. The Company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.

        The adoption of the provisions applicable to SPEs and all other variable interests obtained after January 31, 2003 did not have a material impact on the Company's financial statements. The adoption of the provisions of FIN 46R are not expected to have any impact on the Company's consolidated financial position, results of operations and cash flows.

3.     Transactions with Related Parties:

  (a)
  Primal Tankers Inc.:    As discussed in Note 1, the shipowning companies have a management agreement with the Manager, under which management services are provided in exchange for a fixed monthly fee per vessel, which is renewable annually. The fees charged by the Manager during 2001, 2002 and 2003 amounted to $384, $673 and $1,686, respectively, and they are separately reflected in the accompanying consolidated statements of income. At December 31, 2002 and 2003 the amounts due to Manager totaled $309 and $105, respectively and are separately reflected in the accompanying consolidated balance sheets. During 2002 and 2003 the Company advanced to the Manager $168 and $151, respectively, deposits as a security for the performance by the shipowning companies of their obligations under the management agreements. Such deposit will be refunded to the Company six months after the termination of the management agreements free of interest. Either party may terminate the management agreement by giving to the other three-month notice in writing. These advances amounted to $168 and $319 at December 31, 2002 and 2003, respectively and are separately reflected under Other Non-Current Assets in the accompanying consolidated balance sheets.

  (b)
  Other related companies:    During 2000 the Company provided a short-term non interest bearing loan to three affiliated shipowning companies, each owning a container vessel, for an amount of approximately $1,700, for working capital purposes. During 2001 these affiliated companies sold their container vessels and became dormant. Their proceeds from the sale were not sufficient to fully repay the amounts due to the Company and an amount of $1,288 was written-off as uncollectible in the accompanying 2001 consolidated statement of income.

4.     Inventories:

        The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	2002	2003
Bunkers	155	242
Lubricants	80	147
Consumable stores	54	120

	289	509

5.     Vessels:

        The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2000	17,849	(718)	17,131
—Depreciation for the year	—	(1,337)	(1,337)

Balance, December 31, 2001	17,849	(2,055)	15,794
—Acquisitions	18,547	—	18,547
—Depreciation for the year	—	(2,213)	(2,213)

Balance, December 31, 2002	36,396	(4,268)	32,128
—Acquisitions	19,550	—	19,550
—Depreciation for the year	—	(3,604)	(3,604)

Balance, December 31, 2003	55,946	(7,872)	48,074

        Cost of vessels at December 31, 2001, 2002 and 2003 includes $849, $1,296 and $1,296, respectively, of amounts capitalized in accordance with the accounting policy discussed in Note 2i.

        At December 31, 2003 vessels Med Prologue, Yapi and Tireless were operating under voyage charters, while vessels Faithful and Fearless were operating under time charters expiring in July and August 2004, respectively.

TOP TANKERS INC.
(FORMERLY OCEAN HOLDINGS INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003

(Expressed in thousands of United States Dollars—
except share and per share data, unless otherwise stated)

6.     Deferred Charges:

        The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Drydocking	Financing Costs	Total
Balance, December 31, 2000	—	167	167
—Amortization for the year	—	(31)	(31)

Balance, December 31, 2001	—	136	136
—Additions	510	200	710
—Write-off due to loan refinancing	—	(136)	(136)
—Amortization for the year	(177)	(25)	(202)

Balance, December 31, 2002	333	175	508
—Additions	2,414	154	2,568
—Write-off due to loan repayment	—	(84)	(84)
—Amortization for the year	(599)	(37)	(636)

Balance, December 31, 2003	2,148	208	2,356

        The amortization for drydocking costs is separately reflected in the accompanying consolidated statements of income. The amortization of financing costs is included in interest and finance costs in the accompanying consolidated statements of income.

7.     Accrued Liabilities:

        The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2002	2003
Interest on long-term debt	82	165
Vessels' operating and voyage expenses	24	105
Crew payroll	247	419
General and administrative expenses	21	5

Total	374	694

8.     Long-term Debt:

        The amounts in the accompanying consolidated balance sheets are analyzed as follows:

Borrower(s)	2002	2003
(a) Helidona and Olympos	—	10,230
(b) Gramos	—	11,456
(c) Kalidromo	—	1,825
(d) Rupel	—	11,100
(e) Helidona, Olympos and Vermio	23,050	—

Total	23,050	34,611
Less—current portion	(2,600)	(4,085)

Long-term portion	20,450	30,526

        Loan (a):    Loan for an amount of $10,520, obtained in September 2003, to refinance the then outstanding loan balances of Helidona and Olympos, from the loan discussed under (e) below, of an equal amount. The loan bears interest at LIBOR plus a margin and the average interest rate (including the margin) during 2003 was 3.11%, while at December 31, 2003 the interest rate (including the margin) was 2.72%. The outstanding balance of the loan ($10,230) as of December 31, 2003 is payable in 17 equal quarterly installments from January 2004 to January 2008, plus an additional payment of $2,000 payable together with the ninth installment and a balloon payment of $3,300 payable together with the last installment.

        Loan (b):    Loan for an amount of $11,750, obtained in July 2003, to assist Gramos in financing the acquisition of vessel Faithful from Vermio. The loan bears interest at LIBOR plus a margin and the average interest rate (including the margin) during 2003 was 3.46%, while at December 31, 2003 the interest rate was fixed at 4.86% (including the margin) through 2008. The outstanding balance of the loan ($11,456) as of December 31, 2003 is payable in 27 equal quarterly installments, from January 2004 to July 2010, plus a balloon payment of $3,525 payable together with the last installment

        Loan (c):    Loan for an amount of $2,100, obtained in June 2003, to partially finance the acquisition cost of the vessel Tireless. The loan bears interest at LIBOR plus a margin and the average interest rate (including the margin) during 2003 and at December 31, 2003 was 3.16%. The outstanding balance of the loan ($1,825) as at December 31, 2003 is payable in 10 equal quarterly installments from March 2004 to June 2006, plus a balloon payment of $450 payable together with the last installment.

        Loan (d):    Loan for an amount of $12,000, obtained in February 2003, to partially finance the acquisition cost of the vessel Fearless. The loan bears interest at LIBOR plus a margin and the average interest rate (including the margin) during 2003 was 3.69%, while at December 31, 2003 the interest rate was fixed at 4.08% (including the margin) through 2008. The outstanding balance of the loan ($11,100) as at December 31, 2003 is payable in 25 equal quarterly consecutive installments from February 2004 to February 2010, plus a balloon payment of $3,600 payable together with the last installment.

        Loan (e):    In January 2002, Helidona, Olympos and Vermio together with Ocean concluded a loan for an amount of $25,000 to refinance the Helidona's and Olympos' indebtedness of $10,050, to partially finance the acquisition cost of the vessel Faithful and to provide the Company with working capital.

        Of the amount outstanding at December 31, 2002, of $23,050, $1,300 was paid as scheduled in April and July 2003. In July 2003 an amount of $11,230 was repaid due to the sale of vessel Faithful from Vermio to Gramos, both of which are subsidiaries of the Company. In September 2003, the then outstanding balance of $10,520 was refinanced by the loan discussed under (a) above. The average interest rate during 2002 and 2003 was 3.11% and 3.21%, respectively, while at December 31, 2002 the interest rate was 3.07%.

        The loans refinanced from the proceeds of the above loan were (i) the balance ($6,550) of a loan obtained in August 2000 by Helidona, to partially finance the acquisition cost of vessel Yapi, with average interest rate during 2001 of 5.64% and (ii) the balance ($3,500) of a loan obtained in February 2000 by Olympos, to partially finance the acquisition cost of vessel Med Prologue, with average interest rate during 2001 of 5.25%.

        The loans are secured as follows:

  •
  First priority mortgages over the borrowers vessels;

  •
  Assignments of insurance and earnings of the mortgaged vessels;

  •
  Personal guarantee of a person nominated by the borrower and accepted by the lender;

  •
  Corporate guarantee of the Manager and/or Ocean;

  •
  Pledge over the earnings accounts of the vessels.

        The loan agreements contain ship finance covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness, mortgaging of vessels and payment of dividends without the bank's prior consent as well as minimum requirements regarding hull cover ratio. In addition, the borrowing companies must maintain minimum average quarterly liquidity of $1,200 with the lending banks, as defined in the loan agreements. The Company has obtained the required consents from the lending banks for the payment of the dividends referred to in Notes 13 and 17c.

        Interest expense for 2001, 2002 and 2003 amounted to $709, $797 and $1,128, respectively and is included in interest expense and finance costs in the accompanying consolidated statements of income.

        The annual principal payments required to be made after December 31, 2003, are as follows:

Amount
2004	4,085
2005	4,085
2006	6,260
2007	3,535
2008	5,965
2009 and thereafter	10,681

34,611

9.     Contingencies:

        Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

        The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. A minimum of up to $1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

10.   Voyage and Vessel Operating Expenses

        The amounts in the accompanying consolidated statements of income are analyzed as follows:

Voyage Expenses	2001	2002	2003
Port charges	1,730	1,197	1,824
Bunkers	2,182	1,667	3,367
Commissions	501	447	746

Total	4,413	3,311	5,937

Vessel Operating Expenses	2001	2002	2003
Crew wages and related costs	1,499	2,145	3,638
Insurance	398	695	1,323
Repairs and maintenance	783	883	1,874
Spares and consumable stores	658	818	1,559
Taxes (Note 15)	7	12	26

Total	3,345	4,553	8,420

11.   Interest and Finance Costs:

        The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2001	2002	2003
Interest on long-term debt	709	797	1,128
Bank charges	39	35	87
Amortization and write-off of financing fees	31	161	121

Total	779	993	1,336

12.   Other, net:

	2001	2002	2003
Insurance claims recoveries	—	886	364
Miscellaneous	17	8	0

Total	17	894	364

        Insurance claim recoveries represent the excess amount the Company received in connection with claims for damages to its vessels compared to actual costs associated with the repairs.

13.   Common Stock and Additional Paid-In Capital

        The Company's common stock since inception and prior to the amendment of its articles of incorporation discussed in Note 17d consisted of 500 shares authorized, issued and outstanding, of no par value. The holders of the shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any.

        The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, represent payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained and advances for working capital purposes. These capital contributions amounted to $0, $2,279, and $6,484 during the years ended December 31, 2001, 2002, and 2003, respectively.

        The Company declared and paid dividends of $500, $844, and $571 during the years ended December 31, 2001, 2002 and 2003, respectively.

14.   Earnings Per Common Share

        The components of the calculation of basic earnings per share and diluted earnings per share are as follows:

	2001	2002	2003
Income:
Income available to common shareholders	$1,777	$201	$1,634
Basic earnings per share:
Weighted average common shares outstanding	6,000,000	6,000,000	6,000,000
Diluted earnings per share:
Weighted average common shares—diluted	6,000,000	6,000,000	6,000,000
Basic earnings per common share	$0.30	$0.03	$0.27
Diluted earnings per common share	$0.30	$0.03	$0.27

15.   Income Taxes:

        Under the laws of the countries of the companies' incorporation and/or vessels' registration, the companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the accompanying consolidated statements of income.

        Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the company's ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. These companies also currently satisfy the more than 50% beneficial ownership requirement. In addition, upon completion of the public offering of the Company's shares, the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the more than 50% beneficial ownership requirement can also be satisfied based on the trading volume and the anticipated widely-held ownership of the Company's shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company's control.

TOP TANKERS INC.
(FORMERLY OCEAN HOLDINGS INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003

(Expressed in thousands of United States Dollars—
except share and per share data, unless otherwise stated)

16.   Financial Instruments:

        The principal financial assets of the Company consist of cash on hand and at banks and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term bank loans and accounts payable due to suppliers.

  (a)
  Interest rate risk:    The Company's interest rates and long-term loan repayment terms are described in Note 8.

  (b)
  Concentration of Credit risk:    Financial instruments, which potentially subject the Company to significant concentrations of credit risk consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable.

  (c)
  Fair value:    The carrying values of cash, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans bearing interest at variable interest rates approximate the recorded values. The loans discussed in Note 8b and 8d bear interest at a fixed rate of 4.86% and 4.08% respectively, through 2008. The fair value (based on discounted cash flow analysis) of these loans at December 31, 2003 totaled $22,519, while their carrying value as of the same date totaled $22,556.

17.   Subsequent Events:

  (a)
  Mytikas Shipping Company Ltd. ("Mytikas"):    In early March 2004 Mytikas, a newly established wholly-owned subsidiary of Top Tankers Inc. (formerly Ocean Holdings Inc.), formed on February 10, 2004 under the laws of Marshall Islands acquired the Marshall Islands flag 136,055 DWT (built in 1993), tanker vessel "Limitless" for $38,250. The acquisition cost was partially financed through a long-term bank loan of $30,400, payable in 16 varying semi-annual installments from September 2004 through March 2012, plus a balloon payment of $6,800 payable together with the last installment. The loan bears interest at LIBOR plus a spread and is secured by a first priority mortgage over the vessel Limitless. The loan agreement, among others, includes restriction as to the payment of dividends without the bank's prior consent. The remaining portion of the vessel acquisition cost was financed by shareholders' contributions to additional paid-in capital.

  (b)
  Litochoro Shipping Company Ltd. ("Litochoro"):    In late March 2004 Litochoro, a newly established wholly-owned subsidiary of Top Tankers Inc. (formerly Ocean Holdings Inc.), formed on March 1, 2004 under the laws of Marshall Islands acquired the Marshall Islands flag 135,915 DWT (built in 1992), tanker vessel "Endless" for $37,500. The acquisition cost was partially financed through a long-term bank loan of $29,500, payable in 30 varying quarterly installments from June 2004 through September 2011, plus a balloon payment of $5,980 payable together with the last installment. The loan bears interest at LIBOR plus a spread and is secured by a first priority mortgage over the vessel Endless. The loan agreement, among others, includes restriction as to the payment of dividends without the bank's prior consent. The remaining portion of the vessel acquisition cost was financed by shareholders' contributions to additional paid-in capital.

  (c)
  Payment of Dividends:    In February and March 2004 the Company declared and paid dividends totaling $2,318.

  (d)
  Amendment of Company's Articles of Incorporation:    On May 10, 2004 the Company's Articles of Incorporation were amended. Under the amended articles of incorporation the Company was renamed to TOP Tankers Inc. and its authorized capital stock increased to 50,000,000 shares (all in registered form) of common stock, par value $0.01 per share. In addition the Company within the context of its initial public offering discussed below, on May 21, 2004, cancelled the 500 shares of Ocean and issued 6,000,000 shares at their par value. The financial statements for all periods presented have been restated to reflect the issuance of the 6,000,000 shares.

  (e)
  Vessels' acquisition:    In April 2004, the Company entered into an agreement to acquire up to ten tanker vessels from an unrelated party for a total amount of $251,200. Under the terms of the agreement, the Company paid $250, which can be applied against the purchase price of one of these vessels. The above acquisition is expected to be financed from the proceeds of the initial public offering discussed in (f) below and from long-term bank financing.

  (f)
  Initial Public Offering (Unaudited):    In April 2004 the Company commenced preparation for an initial public offering in the United States under the United States Securities Act of 1933, as amended. Following the completion of the initial public offering it is expected that existing shareholders will own directly or indirectly approximately 27.1% of the Company's outstanding shares of common stock. In addition, the Company intends to lease office space in Athens, Greece from Pyramis Technical Co. SA, which is wholly owned by the father of the Company's Chief Executive Officer. The planned agreement is for a duration of six years beginning July 2004 with an option for an extension of four years. The annual rental will be $570 adjusted annually for inflation increases effective January 1, 2006. The minimum rentals payable under operating leases for the year ending December 31, 2004 will be $285 and $570 for each of the years ending December 31, 2005 through December 31, 2010.

TOP TANKERS INC.
(FORMERLY OCEAN HOLDINGS INC.)

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2003 AND MARCH 31, 2004 (UNAUDITED)

(Expressed in thousands of U.S. Dollars—except share and per share data)

	December 31, 2003	March 31, 2004
	(see Note)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	2,343	506
Accounts receivable trade	818	1,838
Insurance claims	1,065	842
Inventories	509	977
Prepayments and other	127	188

Total current assets	4,862	4,351

FIXED ASSETS:
Vessels	55,946	131,792
Accumulated depreciation	(7,872)	(8,960)

Net Book Value	48,074	122,832

Total fixed assets	48,074	122,832

OTHER NON CURRENT ASSETS:
Deferred charges, net	2,356	2,378
Due from related parties	319	435
Restricted cash	300	300

Total assets	55,911	130,296

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	4,085	13,385
Accounts payable, trade	3,027	3,009
Due to related parties	105	365
Accrued liabilities	694	796
Unearned revenue	1,155	314

Total current liabilities	9,066	17,869

LONG-TERM DEBT, net of current portion	30,526	80,105

STOCKHOLDERS' EQUITY:
Common stock, $0.01par value; 50,000,000 shares authorized; 6,000,000 shares issued and outstanding	60	60
Additional paid-in capital	13,351	30,428
Retained earnings	2,908	1,834

Total stockholders' equity	16,319	32,322

Total liabilities and stockholders' equity	55,911	130,296

Note:

The balance sheet at December 31, 2003 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

TOP TANKERS INC.
(FORMERLY OCEAN HOLDINGS INC.)

CONSOLIDATED UNAUDITED STATEMENTS OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2003 AND 2004

(Expressed in thousands of U.S. Dollars—except share and per share data)

	March 31,
	2003	2004
	(Unaudited)
REVENUES:
Voyage revenues	5,361	7,728
EXPENSES:
Voyage expenses	1,534	1,651
Vessel operating expenses	1,905	2,455
Depreciation	717	1,088
Amortization of deferred charges	59	290
Management fees charged by a related party	353	511
General and administrative expenses	34	152

Operating income	759	1,581

OTHER INCOME (EXPENSES):
Interest and finance costs	(214)	(414)
Interest income	1	—
Foreign currency gains (losses), net	(1)	17
Other, net	—	60

Total other income (expenses), net	(214)	(337)

Net Income	545	1,244

Earnings per share, basic and diluted	0.09	0.21

Weighted average number of shares, basic and diluted	6,000,000	6,000,000

TOP TANKERS INC.
(FORMERLY OCEAN HOLDINGS INC.)

CONSOLIDATED UNAUDITED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2003 AND 2004

(Expressed in thousands of U.S. Dollars—except share and per share data)

	Comprehensive Income	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, December 31, 2002		60	6,867	1,845	8,772
Net income	545	—	—	545	545
Contributions to additional paid-in capital	—	—	5,175	—	5,175
Dividends paid (US dollars 0.01 per share)	—	—	—	(48)	(48)

Comprehensive income	545

BALANCE, March 31, 2003 (Unaudited)		60	12,042	2,342	14,444

	Comprehensive Income	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, December 31, 2003		60	13,351	2,908	16,319
Net income	1,244	—	1,244	1,244
Contributions to additional paid-in capital	—	—	17,077	—	17,077
Dividends paid (US dollars 0.39 per share)	—	—	—	(2,318)	(2,318)

Comprehensive income	1,244

BALANCE, March 31, 2004 (Unaudited)		60	30,428	1,834	32,322

TOP TANKERS INC.
(FORMERLY OCEAN HOLDINGS INC.)

CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2003 AND 2004

(Expressed in thousands of U.S. Dollars)

	March 31,
	2003	2004
	(Unaudited)
Cash Flows from Operating Activities:
Net income	545	1,244
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	717	1,088
Amortization of drydocking costs	59	290
Amortization of deferred financing costs	8	18
(Increase) Decrease in:
Accounts receivable	(2,221)	(1,020)
Insurance claims	49	223
Inventories	(266)	(468)
Prepayments and other	(78)	(61)
Increase (Decrease) in:
Accounts payable	1,148	(18)
Due to related parties	313	260
Accrued liabilities	190	102
Unearned revenue	—	(841)

Net Cash from Operating Activities	464	817

Cash Flows from (used in) Investing Activities:
Vessel acquisitions	(16,875)	(75,846)
Advances to related parties	(76)	(116)

Net Cash used in Investing Activities	(16,951)	(75,962)

Cash Flows from (used in) Financing Activities:
Proceeds from long-term debt	12,000	59,900
Principal payments of long-term debt	(650)	(1,021)
Contributions to additional paid-in capital	5,175	17,077
Payment of financing costs	(60)	(330)
Dividends paid	(48)	(2,318)

Net Cash from Financing Activities	16,417	73,308

Net decrease in cash and cash equivalents	(70)	(1,837)
Cash and cash equivalents at beginning of period	94	2,343

Cash and cash equivalents at end of period	24	506

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	167	336

TOP TANKERS INC.
(FORMERLY OCEAN HOLDINGS INC.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004

(Expressed in thousands of United States Dollars—
except share and per share data, unless otherwise stated)

1.     Basis of Presentation and General Information:

        The accompanying unaudited consolidated financial statements include the accounts of Top Tankers Inc. (formerly Ocean Holdings Inc.) ("Ocean") and its wholly owned subsidiaries (the "Company") and have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States for complete financial statements.

        In the opinion of the management, all adjustments (consisting of adjustments of a normal recurring nature) considered necessary for a fair presentation of the financial position and results of operations have been included. Operating results for the three-month period ended March 31, 2004 are not necessarily indicative of the results that might be expected for any interim period or the fiscal year ending December 31, 2004. The financial statements presented in this report should be read in conjunction with the consolidated financial statements and footnotes thereto included in the prospectus.

        Ocean was formed on January 10, 2000, under the laws of Marshall Islands and is the sole owner of all outstanding shares of the following subsidiaries:

  (a)
  Olympos Shipping Company Limited ("Olympos"), incorporated in the Marshall Islands on May 19, 2003, owner of the Marshall Islands flag 29,990 DWT (built in 1985), tanker vessel "Med Med Prologue" and Olympos Shipping Company Limited, incorporated in British Cayman Islands on December 23, 1999, former owner of vessel "Med Med Prologue", which was acquired on January 19, 2000.

  (b)
  Helidona Shipping Company Limited ("Helidona"), incorporated in the Marshall Islands on May 19, 2003, owner of the Marshall Islands flag 29,998 DWT (built in 1989), tanker vessel "Yapi" and Helidona Shipping Company Limited, incorporated in British Cayman Islands on August 3, 2000, former owner of vessel "Yapi", which was acquired on August 11, 2000.

  (c)
  Gramos Shipping Company Inc. ("Gramos"), incorporated in the Marshall Islands on January 14, 2003, owner of the Marshall Islands flag 45,720 DWT (built in 1992), tanker vessel "Faithful", which was acquired on July 28, 2003 and Vermio Shipping Company Limited, incorporated in the Marshall Islands on December 13, 2001, owner of vessel "Faithful" for the period from February 22, 2002 to July 27, 2003.

  (d)
  Rupel Shipping Company Inc. ("Rupel"), incorporated in the Marshall Islands on January 14, 2003, owner of the Marshall Islands flag 44,646 DWT (built in 1992) tanker vessel "Fearless", which was acquired on February 25, 2003.

  (e)
  Kalidromo Shipping Company Limited ("Kalidromo"), incorporated in the Marshall Islands on May 28, 2003, owner of the Marshall Islands flag 31,766 DWT (built in 1980) tanker vessel "Tireless", which was acquired on June 9, 2003.

  (f)
  Mytikas Shipping Company Ltd. ("Mytikas"), incorporated in the Marshall Islands on February 10, 2004, owner of the Marshall Islands flag 136,055 DWT (built in 1993) tanker vessel "Limitless", which was acquired on March 15, 2004.

  (g)
  Litochoro Shipping Company Ltd. ("Litochoro"), incorporated in the Marshall Islands on March 1, 2004, owner of the Marshall Islands flag 135,915 DWT (built in 1992) tanker vessel "Endless", which was acquired on March 29, 2004.

2.     Recently Issued Accounting Pronouncements:

        In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities—An Interpretation of Accounting Research Bulletin ("ARB") No. 51." This interpretation provides guidance on how to identify variable interest entities and how to determine whether or not those entities should be consolidated. FIN 46 applies to variable interest entities created after January 31, 2003. FIN 46 also applies in the first fiscal quarter or interim period ending after December 15, 2003 for variable interest entities created before February 1, 2003. The adoption of FIN 46 did not have an impact on our results of operations or financial position.

3.     Transactions with Related Parties:

        The operations of the vessels are managed by Primal Tankers Inc. (the "Manager"), a related Liberian corporation which is wholly owned by the father of the Company's Chief Executive Officer. The shipowning companies have a management agreement with the Manager, under which management services are provided in exchange for a fixed monthly fee per vessel, which is renewed annually. The fees charged by the Manager during the quarter ended March 31, 2003 and 2004 amounted to $353 and $511, respectively, and they are separately reflected in the accompanying consolidated statements of income. At December 31, 2003 and March 31, 2004 the amounts due to Manager totaled $105 and $365, respectively and are separately reflected in the accompanying consolidated balance sheets. During the quarters ended March 31, 2003 and 2004, the Company advanced to the Manager $76 and $116, respectively, deposits as a security for the performance by the shipowning companies of their obligations under the management agreements. Such deposit will be refunded to the Company six months after the termination of the management agreements free of interest. Either party giving to the other three- month notice in writing may terminate the management agreement. These advances amounted to $319 and $435 at December 31, 2003 and March 31, 2004, respectively and are separately reflected under Other Non-Current Assets in the accompanying consolidated balance sheets.

4.     Inventories:

        Inventories at December 31, 2003 and at March 31, 2004 are analyzed as follows:

	2003	2004
Bunkers	242	696
Lubricants	147	193
Consumable stores	120	88

	509	977

5.     Vessels:

        The movement in vessels cost and accumulated depreciation during the quarter ended March 31, 2003 and 2004 is analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2002	36,396	(4,268)	32,128
Acquisitions	16,875	—	16,875
Depreciation for the period	—	(717)	(717)

Balance, March 31, 2003 (unaudited)	53,271	(4,985)	48,286

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2003	55,946	(7,872)	48,074
Acquisitions	75,846	—	75,846
Depreciation for the period	—	(1,088)	(1,088)

Balance, March 31, 2004 (unaudited)	131,792	(8,960)	122,832

        Acquisitions during the three-month period ended March 31, 2003 represent the acquisition cost of vessel Fearless. Acquisitions during the three-month period ended March 31, 2004 represent the acquisition cost of vessels Limitless and Endless.

6.     Deferred Charges:

        The movement in deferred charges during the quarter ended March 31, 2003 and 2004 is analyzed as follows:

	Drydocking	Financing Costs	Total
Balance, December 31, 2002	333	175	508
—Additions	—	60	60
—Amortization for the period	(59)	(8)	(67)

Balance, March 31, 2003 (unaudited)	274	227	501

	Drydocking	Financing Costs	Total
Balance, December 31, 2003	2,148	208	2,356
—Additions	—	330	330
—Amortization for the period	(290)	(18)	(308)

Balance, March 31, 2004 (unaudited)	1,858	520	2,378

        Additions to financing costs during the first quarter of 2003 relate to the long-term loan obtained to partly finance the acquisition cost of the vessel Fearless. Additions to financing costs during the first quarter of 2004 relate to long-term loans obtained to partly finance the acquisition cost of the vessels Limitless and Endless. The amortization for drydocking costs is separately reflected in the consolidated statements of income. The amortization of financing costs is included in interest and finance costs in the consolidated statements of income.

7.     Long-term Debt:

        The amounts in the accompanying consolidated balance sheets are analyzed as follows:

Borrower(s)	December 31, 2003	March 31, 2004
Helidona and Olympos	10,230	9,940
Gramos	11,456	11,163
Kalidromo	1,825	1,687
Rupel	11,100	10,800
Mytikas	—	30,400
Litochoro	—	29,500

Total	34,611	93,490
Less-current portion	(4,085)	(13,385)

Long-term portion	30,526	80,105

        The balances of the above term loans as at March 31, 2004, are repayable in quarterly installments through 2012. During the first quarter of 2004 the Company concluded two long-term loans to partly finance the acquisition cost of vessels Endless and Limitless as discussed below:

        Mytikas:    Loan for an amount of $30,400, obtained in March 2004, to partially finance the acquisition cost of vessel Limitless. The outstanding balance of the loan ($30,400) at March 31, 2004 is payable in 16 varying semi-annual installments from September 2004 to March 2012, plus a balloon payment of $6,800 payable together with the last installment. The loan bears interest at LIBOR plus a margin (2.72% at March 31, 2004).

        Litochoro:    Loan for an amount of $29,500, obtained in March 2004, to partially finance the acquisition cost of vessel Endless. The outstanding balance of the loan ($29,500) at March 31, 2004 is payable in 30 varying quarterly installments from June 2004 to September 2011, plus a balloon payment of $5,980 payable together with the last installment. The loan bears interest at LIBOR plus a margin (2.49% at March 31, 2004).

        The loans are secured as follows:

  •
  First priority mortgages over the borrowers vessels;

  •
  Assignments of insurance and earnings of the mortgaged vessels;

  •
  Personal guarantee of a person nominated by the borrower and accepted by the lender;

  •
  Corporate guarantee of the Manager and/or Ocean;

  •
  Pledge over the earnings accounts of the vessels.

        The loan agreements contain ship finance covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness, mortgaging of vessels and payment of dividends without the bank's prior consent as well as minimum requirements regarding hull cover ratio. In addition, the borrowing companies must maintain minimum average quarterly liquidity of $1,200 with the lending banks, as defined in the loan agreements. The Company has obtained the required consents from the lending banks for the payment of the dividends referred to in Note 10.

        Interest expense for the three-month periods ended March 31, 2003 and 2004, amounted to $197 and $379, respectively.

        The annual principal payments required to be made after March 31, 2004, are as follows:

Year ending December 31,	Amount
2004	8,901
2005	12,710
2006	12,852
2007	9,325
2008	11,280
2009 and thereafter	38,422

93,490

8.     Voyage and Vessel Operating Expenses:

        The amounts in the accompanying consolidated statements of income for the three-month periods ended March 31, are analyzed as follows:

Voyage Expenses	2003	2004
Port charges	459	370
Bunkers	864	1,039
Commissions	211	242

Total	1,534	1,651

Vessel Operating Expenses	2003	2004
Crew wages and related costs	773	1,121
Insurance	242	435
Repairs and maintenance	581	417
Spares and consumable stores	292	428
Taxes	17	54

Total	1,905	2,455

9.     Interest and Finance Costs:

        The amounts in the accompanying consolidated statements of income for the three month periods ended March 31, are analyzed as follows:

	2003	2004
Interest on long-term debt	197	379
Bank charges	9	17
Amortization of financing fees	8	18

Total	214	414

10.   Common Stock and Additional Paid-In Capital

        The Company's common stock since inception and prior to the amendment of its articles of incorporation consisted of 500 shares authorized, issued and outstanding, of no par value. The holders of the shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any.

        The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, represent payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained and advances for working capital purposes. These capital contributions amounted to $5,175 and $17,077 during the three-month periods ended March 31, 2003 and 2004, respectively.

        The Company declared and paid dividends of $48 and $2,318 during the three-month periods ended March 31, 2003 and 2004, respectively.

11.   Earnings Per Common Share:

        The components of the calculation of basic earnings per share and diluted earnings per share are as follows:

	2003	2004
Net income:
Income available to common shareholders	$545	$1,244
Basic earnings per share:
Weighted average common shares outstanding	6,000,000	6,000,000
Diluted earnings per share:
Weighted average common shares—diluted	6,000,000	6,000,000
Basic earnings per common share	$0.09	$0.21
Diluted earnings per common share	$0.09	$0.21

12.   Subsequent Events:

  (a)
  Amendment of Company's Articles of Incorporation:    On May 10 and May 27, 2004 the Company's Articles of Incorporation were amended. Under the amended articles of incorporation the Company was renamed to TOP Tankers Inc. and currently, its authorized capital stock consists of to 50,000,000 registered and/or bearer shares of common stock, par value $0.01 per share and 20,000,000 registered preferred shares with par value of $0.01. In addition the Company within the context of its initial public offering discussed below, on May 21, 2004, cancelled the 500 shares of Ocean and issued 6,000,000 shares at their par value. The financial statements for all periods presented have been restated to reflect the issuance of the 6,000,000 shares.

  (b)
  Acquisition of Vessels:    In April 2004, the Company entered into an agreement to acquire up to ten tanker vessels from an unrelated party for a total amount of $251,200. Under the terms of the agreement, the Company paid $250, which can be applied against the purchase price of one of these vessels. The above acquisition is expected to be financed from the proceeds of the initial public offering discussed in (c) below and from the long-term bank financing discussed in (d) below.

  (c)
  Initial Public Offering:    In April 2004 the Company commenced preparation for an initial public offering in the United States under the United States Securities Act of 1933, as amended. Following the completion of the initial public offering it is expected that existing shareholders will own directly or indirectly approximately 27.1% of the Company's outstanding shares of common stock.

  (d)
  New Credit Facility:    On June 30, 2004 the Company accepted an offer letter from a bank, in which the bank has agreed, subject to some preconditions, to provide the Company with a new senior secured credit facility to partially finance the acquisition of the tanker vessels discussed in (b) above and to refinance the balances of the loans discussed in Note 7, with the exception of the loan relating to the vessel Tireless. The new credit facility is expected to be in the committed amount of $222 million, payable (i) the amount of $197 million in 16 consecutive semi-annual installments of $10 million each, commencing no later than March 31, 2005, together with a final installment of $37 million and (ii) the amount of $25 million in 4 consecutive semi-annual installments of $6.25 million each, commencing no later than February 28, 2005. The facility will bear interest at LIBOR plus a spread and will be secured by a first priority mortgage over the vessels involved. The new credit facility, among others, will contain financial covenants requiring the Company to ensure that the aggregate value of the mortgaged vessels at all times exceed 130% of the aggregate outstanding principal amount under the new credit facility and to maintain minimum cash balances with the lender in the amount of $10 million on a monthly average basis and $5 million at all times. The Company will be permitted to pay dividends under the new credit facility so long as it is not in default of a loan covenant.

  (e)
  Other agreements:    The Company intends to lease office space in Athens, Greece from Pyramis Technical Co. SA, which is wholly owned by the father of the Company's Chief Executive Officer. The planned agreement is for duration of six years beginning July 2004 with an option for an extension of four years. The annual rental will be $570 adjusted annually for inflation increase effective January 1, 2006. The minimum rentals payable under operating leases for the year ending December 31, 2004 will be $285 and $570 for each of the years ending December 31, 2005 through December 31, 2010.

1,278,773 Shares

Common Stock

PROSPECTUS
                    , 2004

Cantor Fitzgerald & Co.

DZ Financial Markets LLC

Hibernia Southcoast Capital, Inc.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.    Indemnification of Directors and Officers.

        The By-Laws of the Registrant provide that every director and officer of the Registrant shall be indemnified out of the funds of the Registrant against:

  (1)
  all civil liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such director or officer acting in the reasonable belief that he has been so appointed or elected notwithstanding any defect in such appointment or election, provided always that such indemnity shall not extend to any matter which would render it void pursuant to any Marshall Islands statute from time to time in force concerning companies insofar as the same applies to the Registrant (the "Companies Acts"); and

  (2)
  all liabilities incurred by him as such director or officer in defending any proceedings, whether civil or criminal, in which judgment is given in his favor, or in which he is acquitted, or in connection with any application under the Companies Acts in which relief from liability is granted to him by the court.

    Section 60 of the Associations Law of the Republic of the Marshall Islands provides as follows:

  Indemnification of directors and officers.

  (1)
  Actions not by or in right of the corporation.    A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonable believed to be in or not opposed to the bests interests of the corporation, and, with respect to any criminal action or proceedings, had reasonable cause to believe that his conduct was unlawful.

  (2)
  Actions by or in right of the corporation.    A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not, opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claims, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

  (3)
  When director or officer successful.    To the extent that director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

  (4)
  Payment of expenses in advance.    Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

  (5)
  Continuation of indemnification.    The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

  (6)
  Insurance.    A corporation shall have power to purchase and maintain insurance or behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

Item 7.    Recent Sales of Unregistered Securities.

        Not applicable

Item 8.    Exhibits and Financial Statement Schedules.

  (3)
  Exhibits

Exhibit Number	Description
1	Form of Underwriting Agreement*
3.1	Amended and Restated Articles of Incorporation of TOP Tankers Inc.
3.2	By-Laws of the Company (Previously filed as Exhibit 3.4 to the Company's registration statement on Form F-1 on July 7, 2004)
4	Form of Share Certificate (Previously filed as Exhibit 4 to the Company's registration statement on Form F-1 on July 21, 2004)
5	Opinion of Seward & Kissel LLP, United States and Marshall Islands Counsel to the Company, as to the validity of the Shares*
8	Opinion of Seward & Kissel LLP, United States counsel to the Company, with respect to certain tax matters*
10	Loan Agreement between the Company and the Royal Bank of Scotland dated August 10, 2004 and supplemented September 30, 2004
21	Subsidiaries of the Company
23.1	Consent of Seward & Kissel LLP

23.2	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A.
23.3	Consent of Clarksons Research Studies
24	Powers of Attorney (included on the signature page hereto)

$_$_DATA_CELL,17,1,1 $_$_DATA_CELL,17,1,2 *    To be filed by amendment $_$_DATA_CELL,18,1,1

  (b)
  Schedule I—Condensed Financial Information of Top Tankers Inc. and Subsidiaries

Schedule Number	Description
b-1	Balance Sheets—December 31, 2002 and 2003
b-2	Statements of Income for the years ended December 31, 2001, 2002 and 2003
b-3	Statement of Stockholder's Equity for the years ended December 31, 2001, 2002 and 2003
b-4	Statement of Cash Flows for the years ended December 31, 2001, 2002 and 2003
b-5	Notes to Condensed Financial Information

Item 9.    Undertakings.

        The undersigned registrant hereby undertakes:

  (1)
  That for purposes of determining any liability under the Securities Act of 1933, as amended (the "Act"), the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2)
  That for purposes of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  That insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-l and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Athens, Country of Greece on October 18, 2004.

TOP TANKERS INC.
By:	/s/ THOMAS F. JACKSON Name: Thomas F. Jackson Title: Chairman of the Board

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Evangelos Pistiolis, Gary J. Wolfe and Robert E. Lustrin his or her true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on October 18, 2004 in the capacities indicated.

Signature	Title

/s/ EVANGELOS J. PISTIOLIS Evangelos J. Pistiolis	Director, President and Chief Executive Officer (Principal Executive Officer)
/s/ THOMAS F. JACKSON Thomas F. Jackson	Director and Chairman of the Board
/s/ STAMATIOS N. TSANTANIS Stamatios N. Tsantanis	Director and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ VANGELIS G. IKONOMOU Vangelis G. Ikonomou	Director and Executive Vice President
/s/ MICHAEL G. DOCHERTY Michael G. Docherty	Director
/s/ CHRISTOPHER J. THOMAS Christopher J. Thomas	Director

Roy Gibbs	Director
/s/ EIRINI ALEXANDROPOULOU Eirini Alexandropoulou	Corporate Secretary
PUGLISI & ASSOCIATES
By:	/s/ GREGORY F. LAVELLE Name: Gregory F. Lavelle Title: Managing Director	Authorized Representative in the United States

Schedule I—Condensed Financial Information of TOP Tankers Inc.
(Formerly Ocean Holdings Inc.)

Balance Sheets—December 31, 2002 and 2003
(Expressed in thousands of U.S. Dollars)

	2002	2003
ASSETS
Current Assets	—	—
INVESTMENTS	8,772	16,319

Total assets	8,772	16,319

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities	—	—
STOCKHOLDERS' EQUITY:
Common stock, $0.01 par value; 50,000,000 shares authorized; 6,000,000 issued and outstanding at December 31, 2002 and 2003.	60	60
Additional paid-in capital	6,867	13,351
Retained earnings	1,845	2,908

Total stockholders' equity	8,772	16,319

Total liabilities and stockholders' equity	8,772	16,319

Schedule I—Condensed Financial Information of TOP Tankers Inc.
(Formerly Ocean Holdings Inc.)

Statements of Income for the years ended December 31, 2001, 2002 and 2003
(Expressed in thousands of U.S. Dollars—except share and per share data)

	2001	2002	2003
REVENUES:
Equity in net income of subsidiaries	1,777	201	1,634

Net Income	1,777	201	1,634

Earnings per share, basic and diluted	0.30	0.03	0.27

Weighted average number of shares, basic and diluted	6,000,000	6,000,000	6,000,000

Schedule I—Condensed Financial Information of TOP Tankers Inc.
(Formerly Ocean Holdings Inc.)

Statement of Stockholders' Equity for the years ended December 31, 2001, 2002 and 2003
(Expressed in thousands of U.S. Dollars—except share and per share data)

	Comprehensive Income	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, December 31, 2000	60	4,588	1,211	5,859
Net income	1,777	—	—	1,777	1,777
Dividends paid (US dollars 0.08 per share)	—	—	—	(500)	(500)

Comprehensive income	1,777

BALANCE, December 31, 2001		60	4,588	2,488	7,136
Net income	201	—	—	201	201
Contributions to additional paid in capital	—	—	2,279	—	2,279
Dividends paid (US dollars 0.14 per share)	—	—	—	(844)	(844)

Comprehensive income	201

BALANCE, December 31, 2002	60	6,867	1,845	8,772
Net income	1,634	—	—	1,634	1,634
Dividends paid (US dollars 0.10 per share)	—	—	—	(571)	(571)
Contributions to additional paid in capital	—	—	6,484	—	6,484

Comprehensive income	$1,634

BALANCE, December 31, 2003		60	13,351	2,908	16,319

Schedule I—Condensed Financial Information of TOP Tankers Inc.
(Formerly Ocean Holdings Inc.)

Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003
(Expressed in thousands of U.S. Dollars)

	2001	2002	2003
Cash Flows from Operating Activities:
Net income	1,777	201	1,634
Adjustments to reconcile net income to net cash provided by operating activities:
Undistributed earnings of affiliates	(1,277)	643	(1,063)

Net Cash from Operating Activities	500	844	571

Cash Flows from (used in) Investing Activities:
Investment in subsidiaries	—	(2,279)	(6,484)

Net Cash used in Investing Activities	—	(2,279)	(6,484)

Cash Flows from (used in) Financing Activities:
Dividends paid	(500)	(844)	(571)
Contributions to additional paid-in capital	—	2,279	6,484

Net Cash from (used in) Financing Activities	(500)	1,435	5,913

Net increase (decrease) in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of year	—	—	—

Cash and cash equivalents at end of year	—	—	—

Schedule I—Notes to Condensed Financial information of TOP Tankers Inc. and Subsidiaries

        In the Parent Company only financial statements the Company's investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since the date of acquisition. The Parent Company only financial statements should be read in conjunction with the Company's consolidated financial statements.

EXHIBIT INDEX

Exhibit Number	Description
1	Form of Underwriting Agreement*
3.1	Amended and Restated Articles of Incorporation of TOP Tankers Inc.
3.2	By-Laws of the Company (Previously filed as Exhibit 3.4 to the Company's registration statement on Form F-1 on July 7, 2004)
4	Form of Share Certificate (Previously filed as Exhibit 4 to the Company's registration statement on Form F-1 on July 21, 2004)
5	Opinion of Seward & Kissel LLP, United States and Marshall Islands Counsel to the Company, as to the validity of the Shares*
8	Opinion of Seward & Kissel LLP, United States counsel to the Company, with respect to certain tax matters*
10	Loan Agreement between the Company and the Royal Bank of Scotland dated August 10, 2004 and supplemented September 30, 2004
21	Subsidiaries of the Company
23.1	Consent of Seward & Kissel LLP
23.2	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A.
23.3	Consent of Clarksons Research Studies
24	Powers of Attorney (included on the signature page hereto)

*
To be filed by amendment

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TABLE OF CONTENTS
ENFORCEABILITY OF CIVIL LIABILITIES
THE INTERNATIONAL TANKER MARKET
PROSPECTUS SUMMARY
Our Company
Competitive Strengths
Strategy
Corporate Structure
Dividend Policy
The Offering
Summary Consolidated Financial and Other Data
RISK FACTORS
FORWARD LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
PRICE RANGE OF COMMON STOCK
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
THE INTERNATIONAL TANKER INDUSTRY
BUSINESS
MANAGEMENT
PRINCIPAL SHAREHOLDERS
RELATED PARTY TRANSACTIONS
REGISTRAR AND TRANSFER AGENT
SHARES ELIGIBLE FOR FUTURE SALE
DESCRIPTION OF CAPITAL STOCK
CERTAIN MARSHALL ISLANDS COMPANY CONSIDERATIONS
TAX CONSIDERATIONS
OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
TOP TANKERS INC. (FORMERLY OCEAN HOLDINGS INC.) INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TOP TANKERS INC. (FORMERLY OCEAN HOLDINGS INC.) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 (Expressed in thousands of United States Dollars— except share and per share data, unless otherwise stated)
TOP TANKERS INC. (FORMERLY OCEAN HOLDINGS INC.) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 (Expressed in thousands of United States Dollars— except share and per share data, unless otherwise stated)
TOP TANKERS INC. (FORMERLY OCEAN HOLDINGS INC.) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2003 (Expressed in thousands of United States Dollars— except share and per share data, unless otherwise stated)
TOP TANKERS INC. (FORMERLY OCEAN HOLDINGS INC.) NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2004 (Expressed in thousands of United States Dollars— except share and per share data, unless otherwise stated)
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
SIGNATURES
EXHIBIT INDEX